As confidentially submitted to the Securities and Exchange Commission on April 28, 2023
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Apogee Therapeutics, LLC
to be converted as described herein to a corporation named
Apogee Therapeutics, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	88-0588063 (I.R.S. Employer Identification Number)
221 Crescent St., Building 17, Suite 102b
Waltham, MA 02453
(650) 394-5230
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Henderson, M.D.
Chief Executive Officer
Apogee Therapeutics, LLC
221 Crescent St., Building 17, Suite 102b
Waltham, MA 02453
(650) 394-5230
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Ryan A. Murr Branden C. Berns Melanie E. Neary Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105-0921 (415) 393-8373	Divakar Gupta Charles S. Kim Kristin VanderPas Darah Protas Cooley LLP 55 Hudson Yards New York, NY 10001-2157 (212) 479-6000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note
Apogee Therapeutics, LLC, the registrant whose name appears on the cover page of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, Apogee Therapeutics, LLC will convert into a Delaware corporation and change its name to Apogee Therapeutics, Inc. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” See the section titled “Conversion” for further detail regarding this conversion. As a result of the Conversion, the members of Apogee Therapeutics, LLC will become holders of shares of stock of Apogee Therapeutics, Inc. Except as disclosed in the prospectus, the consolidated financial statements and other financial information included in this registration statement are those of Apogee Therapeutics, LLC and its subsidiary and do not give effect to the Conversion. Shares of the common stock of Apogee Therapeutics, Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED       , 2023
PRELIMINARY PROSPECTUS
                 Shares
Common Stock
We are offering       shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $       and $       per share. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “APGE.”
We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
We have two classes of common stock: the voting common stock offered hereby and non-voting common stock. The rights of the holders of common stock and non-voting common stock are identical, except with respect to voting and conversion. Each share of common stock is entitled to one vote and is not convertible into any other class of our share capital. Shares of non-voting common stock are non-voting, except as otherwise expressly provided in our certificate of incorporation and as may be required by law. Each share of non-voting common stock may be converted at any time into one share of common stock at the option of its holder, subject to the beneficial ownership limitations provided for in our certificate of incorporation. See the section titled “Description of Capital Stock” beginning on page 153 of this prospectus for more information on the rights of the holders of our common stock and non-voting common stock. We are offering voting common stock in this offering, and unless otherwise noted, all references in this prospectus to our “common stock” refers to our voting common stock. The non-voting common stock will not be listed for trading on any securities exchange.
Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 15 of this prospectus to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, Before Expenses, to Apogee Therapeutics, Inc.	$	$

(1)
See the section titled “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about       , 2023.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional       shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $      and the total proceeds to us, before expenses, will be $      .
Jefferies	TD Cowen	Stifel	Guggenheim Securities
Wedbush PacGrow

Prospectus dated      , 2023

i

We have not, and the underwriters have not, authorized anyone to provide you with information other than in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. We are not, and the underwriters are not, making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.
Basis of Presentation
The consolidated financial statements include the accounts of Apogee Therapeutics, LLC and its subsidiary. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will complete a corporate conversion pursuant to which Apogee Therapeutics, Inc. will succeed to the business of Apogee Therapeutics, LLC and its subsidiary and the unitholders of Apogee Therapeutics, LLC will become stockholders of Apogee Therapeutics, Inc., as described in the section titled “Conversion.” In this prospectus, we refer to this transaction as the “Conversion.”

ii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this summary constitute forward-looking statements, see the section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “Apogee” or “the Company” refer to: (i) Apogee Therapeutics, LLC and its subsidiary taken as a whole before the completion of the Conversion described below; and (ii) Apogee Therapeutics, Inc. and its subsidiary taken as a whole as of and following the completion of the Conversion. Additionally, references to our “Board” refer to: (i) prior to the date of the Conversion, the board of managers of Apogee Therapeutics, LLC; and (ii) following the date of the Conversion, the board of directors of Apogee Therapeutics, Inc. The term “our common stock” refers to Apogee Therapeutics, Inc.’s common stock offered in this prospectus. We also refer to units in Apogee Therapeutics, LLC as “shares” throughout this prospectus.
Overview
We are a biotechnology company seeking to develop differentiated biologics for the treatment of atopic dermatitis (AD), chronic obstructive pulmonary disease (COPD) and related inflammatory and immunology (I&I) indications with high unmet need. Our antibody programs are designed to overcome limitations of existing therapies by leveraging clinically-validated mechanisms and incorporating advanced antibody engineering to optimize half-life and other properties. Our two most advanced programs are APG777 and APG808, which we are initially developing for the treatment of AD and COPD, respectively. With our broad pipeline and depth of expertise, we believe we can deliver value and meaningful benefit to patients underserved by today’s standard of care.
APG777 is a subcutaneous (SQ) extended half-life monoclonal antibody (mAb) targeting IL-13 in the same manner as lebrikizumab, which is an investigational mAb that is currently under regulatory review for approval in the United States and Europe. AD is a chronic inflammatory skin disorder that affects approximately 40 million adults and 18 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, 40% of which have moderate-to-severe disease. Based on our preclinical studies, we believe APG777 can be dosed either every two or every three months in maintenance, which would represent a significant improvement compared to first generation IL-13 antibodies that are dosed every two to four weeks. We anticipate initiating a Phase 1 clinical trial of APG777 in healthy volunteers in           , subject to regulatory clearance, and expect initial SQ pharmacokinetic (PK) and safety data from this trial in      . We anticipate initiating a Phase 2 trial in AD in           and having initial 16-week data from this trial in           , followed by maintenance data. Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in           and expect to further evaluate opportunities to develop APG777 for other I&I indications, including alopecia areata (AA), chronic rhinosinusitis with nasal polyps (CRSwNP), chronic spontaneous urticaria (CSU), eosinophilic esophagitis (EoE) and prurigo nodularis (PN).
APG808 is an SQ extended half-life mAb targeting IL-4Rα in the same manner as DUPIXENT (dupilumab). COPD is a heterogenous, progressive respiratory condition characterized by cough, dyspnea and airflow obstruction that affects approximately 32 million adults 40 years of age and older in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom. Based on our preclinical studies, we believe APG808 can be dosed either every six weeks or every two months in maintenance, which would represent a significant improvement compared to first generation IL-4Rα antibodies that are dosed every two weeks. We expect to nominate a development candidate for our APG808 program for the treatment of COPD in           . Our earlier-stage programs, APG990 and APG222, utilize advanced antibody engineering to target OX40L and both IL-13 and OX40L, respectively. We expect to nominate a development candidate for APG990 in           . We believe that each of our programs has the potential to impact multiple additional I&I indications.

Our Approach
Our goal is to discover and develop new therapies with best-in-class potential for a range of I&I indications. We aim to accomplish this goal by focusing on known biologic drivers of disease and utilizing advanced antibody engineering to develop product candidates with optimized properties that have the potential to overcome limitations of existing therapies. For instance, our two most advanced programs, APG777 and APG808, bind to the same epitopes, or binding sites, on IL-13 and IL-4Rα as lebrikizumab and DUPIXENT, respectively, and are thereby expected to retain their clinical outcomes. When designing our programs, we test multiple half-life extension technologies, including YTE and LS amino acid substitutions, to identify the optimal candidate to advance against each target. YTE amino acid substitution indicates a triple substitution (M252Y/S254T/T256E) introduced into the antibody, while LS amino acid substitution indicates a double substitution (M428L/N434S). YTE and LS amino acid substitutions are proven half-life extension technologies that have the potential to significantly improve the PK profile and reduce injection burden compared to existing agents. In addition to extended half-life, our antibody engineering programs are designed to improve antibody candidate attributes, including in vitro potency, bioavailability and decreased PK variability, as well as those attributes essential for manufacturability and high concentration formulation (i.e. viscosity, solubility and stability) to generate assets with potentially best-in-class profiles. We believe our approach will enable us to develop a portfolio of therapies that are differentiated compared to the currently available standards of care and address unmet medical needs for I&I indications.

Our Pipeline
Our pipeline comprises four programs being developed initially for the treatment of I&I indications, as shown below. Our two most advanced programs, APG777 and APG808, which we are initially developing for the treatment of AD and COPD, respectively, target the same mechanism of action (MOA) as lebrikizumab and DUPIXENT, respectively. Moreover, we are evaluating APG777 in additional I&I indications, including asthma, AA, CRSwNP, CSU, EoE and PN. Our earlier-stage programs, APG990 and APG222, utilize advanced antibody engineering to target OX40L and both IL-13 and OX40L, respectively. Our programs incorporate advanced antibody engineering to optimize half-life and other properties designed to overcome limitations of existing therapies. We believe each of our programs has potential for broad application across multiple I&I indications.

(1)
Pending data from our Phase 1 trial of APG777 in healthy volunteers, we may initiate a Phase 2 trial in asthma and expect to further evaluate opportunities to develop APG777 for other I&I indications, including alopecia areata, chronic rhinosinusitis with nasal polyps, chronic spontaneous urticaria, eosinophilic esophagitis and prurigo nodularis.

APG777
Our most advanced program, APG777, is an SQ mAb with YTE half-life extension technology targeting IL-13 in the same manner as lebrikizumab. Based on our preclinical studies, we believe APG777 has the potential for significantly improved dosing over standard of care. In our head-to-head studies of APG777 and lebrikizumab in non-human primates (NHPs) (cynomolgus monkeys), both intravenous (IV) and SQ formulations of APG777 showed a significantly longer half-life than lebrikizumab. We expect APG777 to have a human half-life of approximately 80 to 110 days based on data from other YTE antibodies for soluble targets, which showed a half-life in humans that is three to four times greater than in NHPs, as shown in Figure 1 below.

Figure 1 — NHP and human half-life data of mAbs with and without the YTE amino acid substitution

(1)
As reported in studies conducted by the sponsor of each of these product candidates or in the label of approved products.

Based on our PK modeling, with only a 33-day human half-life (which, to our knowledge, would be lower than the lowest half-life for a mAb with the YTE amino acid substitutions reported to date), we believe we can achieve an every two month maintenance dosing schedule with similar exposure as lebrikizumab. With only a 50-day half-life, we believe we can achieve an every three month maintenance dosing schedule with similar exposure as lebrikizumab, each as shown in Figure 2 below.
Figure 2 — APG777 NHP half-life, predicted human half-life, and predicted dosing interval

(1)
Based on steady state PK simulations made with parameters for APG777 identical to lebrikizumab except changes in dose and kelimination.

Compared to more frequent dosing schedules associated with existing AD therapies, every two or three month dosing is expected to be significantly more convenient for patients, enabling them to better adhere to their dosing schedule. Additionally, every two or three month dosing is expected to improve quality of life given that many patients experience “needle fatigue” and pediatric patients in particular often suffer from fear of needles.
We anticipate initiating a Phase 1 clinical trial of APG777 in healthy volunteers in           , subject to regulatory clearance, and expect initial SQ PK and safety data from this trial in            . Generally, the half-life of mAbs is consistent between healthy volunteers and patients, since mAbs are degraded by endogenous catabolic processes that are not affected by disease. This gives us confidence that the PK parameters derived from the Phase 1 trial in healthy volunteers can be used effectively to model dosing regimens for subsequent Phase 2 and Phase 3 safety and efficacy trials in patients with AD and other indications. Following the Phase 1 trial in healthy volunteers, we anticipate initiating a Phase 2 trial in AD in           . We expect to enroll moderate-to-severe AD patients in a randomized, placebo-controlled Phase 2 trial. The primary data readout will be after 16 weeks on trial, which is consistent with late-stage trials for lebrikizumab, ADBRY and DUPIXENT, among other agents studied in AD. Primary efficacy outcomes will include, but will not be limited to, percent change from baseline in Eczema Area and Severity Index (EASI) and proportion of patients achieving an IGA scale 0/1 (assessment of clear or almost clear) and EASI-75

(change in EASI score from baseline of at least 75%). Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in           , and expect to further evaluate opportunities to develop APG777 for other I&I indications, including AA, CRSwNP, CSU, EoE and PN.
APG808
Our second most advanced program, APG808, is an SQ extended half-life mAb targeting IL-4Rα in the same manner as DUPIXENT. In our head-to-head preclinical assays, our leads have demonstrated equivalent or better potency to DUPIXENT in the inhibition of IL-4Rα signaling. In addition, based on our preclinical studies, we believe APG808 can be dosed either every six weeks or every two months in maintenance, which would represent a significant improvement compared to first generation IL-4Rα antibodies that are dosed every two weeks. We expect to nominate a development candidate for the APG808 program for the treatment of COPD in           .
APG990
Our third program, APG990, is an SQ extended half-life mAb targeting OX40L. We expect to nominate a development candidate in           if we observe equivalent or better in vitro potency to amlitelimab, a mAb targeting OX40L in development by Sanofi, and an improved PK profile, including half-life extension, in head-to-head studies in NHPs.
APG222
Our fourth program, APG222, is one or more extended half-life SQ antibodies targeting both IL-13 and OX40L, which we believe has the potential to improve outcomes in AD over current standard of care biologic therapies.
Biologics Have Transformed the Treatment of I&I Diseases
Over the last two decades, biologics have made a profound impact on the treatment of a wide range of I&I indications and remain the core therapeutic modality today. Collectively, we estimate the top ten companies by I&I product revenue grossed approximately $95 billion in I&I sales across more than 30 products in 2022. Successful treatment of I&I indications has largely been driven by biologics, which accounted for nearly 90% of these I&I product revenues. Given the overlapping mechanistic drivers of many I&I indications, indication expansion remains a consistent hallmark of top selling I&I products. Broadly, mAbs have been developed to target both diseases driven by T helper type 1 (Th1) immune responses, which involve IL-2, interferon-γ and lymphotoxin-α and an associated neutrophilic response, and diseases driven by T helper type 2 (Th2) immune responses, which involve IL-4, IL-5 and IL-13 and an associated eosinophilic response. Among the first of these therapies was AbbVie’s HUMIRA (adalimumab), a mAb that launched in 2002 and has long held the position as the pharmaceutical product with the highest revenue worldwide, grossing over $200 billion in revenue through 2022. HUMIRA was first FDA-approved for the treatment of rheumatoid arthritis and is now FDA-approved for the treatment of ten I&I indications, including psoriasis.
Approved biologics for psoriasis generated an estimated more than $20 billion in revenue worldwide in 2022, a three-fold increase since 2013. Psoriasis represents one of the more mature markets within I&I indications, with more approved therapeutics than all but one other I&I indication (psoriatic arthritis). There are now six different biologics approved for psoriasis between 2008 to 2019, each of which is forecasted to reach annual psoriasis sales of  $2.0 billion or more by 2023 based on third-party estimates. The moderate-to-severe AD population is nearly three times larger than the psoriasis population, which suggests the AD market could far exceed the psoriasis market, yet the entrance of new therapies has lagged.
Since the approval of DUPIXENT for the treatment of AD in 2017, the revenue from DUPIXENT has grown rapidly to $8.9 billion in 2022, 78% of which is attributable to AD based on third-party estimates. In addition to AD, DUPIXENT is also approved in asthma, CRSwNP, EoE and PN and is being clinically developed in allergic bronchopulmonary aspergillosis, allergic fungal rhinosinusitis, bullous pemphigoid, chronic pruritis of unknown origin, cold inducible urticaria, COPD, chronic rhinosinusitis sans nasal polyps and CSU. The commercial market for DUPIXENT is estimated to reach nearly $18 billion in 2028 based on third-party estimates. SKYRIZI, a mAb that blocks IL-23, received FDA approval in 2019 for the treatment of moderate-to-severe plaque psoriasis, and is now also FDA-indicated for the treatment of psoriatic arthritis and Crohn disease. In 2022, DUPIXENT and SKYRIZI grossed $8.9 billion and $5.2 billion in sales, respectively.

AD Background and Current Treatment Limitations
AD, the most common subtype of eczema, is a chronic inflammatory skin disorder that affects individuals of all ages and races. AD affects individuals living in geographic regions worldwide. AD is characterized by pruritic (itchy), erythematous (red) and often excoriated (damaged) skin lesions, which are most often located on the neck, inner elbows and behind the knees. The specific cause of AD is unknown; however, research has shown that genetics, the immune system and the environment all play a role in the disease. AD can significantly impact quality of life, leading to sleep disturbance, psychological distress, elevated infection risk and chronic pain. AD is frequently associated with other atopic manifestations such as food allergy, allergic rhinitis (also known as hay fever) and asthma. AD is characterized by a Th2 response, which describes Th2 cells, a subset of white blood cells, that produce small proteins called cytokines, like IL-13, which regulate inflammation, immune response and tissue repair.
AD usually begins in childhood; however, patients can become affected with this inflammatory disease at any age. For some people, AD improves by adulthood, but for many, it can be a lifelong illness. It is estimated that 40 million adults and 18 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom are affected by AD. Approximately 40% of all patients have moderate-to-severe disease. The incidence of AD has increased two- to three-fold in industrialized nations since the 1970s, with approximately 15% to 20% of children and 1% to 3% of adults affected worldwide.
There is no cure for AD and many people have difficulty controlling the disease. AD patients work with a dermatologist to determine treatment options that can bring their symptoms under control. For less extensive disease (i.e., mild-to-moderate AD), treatment is primarily topical corticosteroids and targeted topical treatments (e.g., a topical Janus kinase (JAK) inhibitor). For more extensive disease (i.e., moderate-to-severe AD), mAbs have emerged as the preferred frontline therapy in most adult and pediatric patients that is not controlled by topical therapies. Avoiding environmental and stress triggers, increased skin care regimen and dietary and lifestyle changes may also be part of the treatment recommendations.
There are two FDA-approved mAbs, Regeneron and Sanofi’s DUPIXENT (dupilumab), a mAb targeting IL-4Rα, and LEO Pharma’s ADBRY (tralokinumab-ldrm), a mAb targeting IL-13, labeled to treat moderate-to-severe AD.
Despite recent advancements in AD treatment, a significant number of patients continue to suffer from active disease. Today’s treatments are associated with many challenges, including a high frequency of injections that may lead to poor patient compliance. The dosing schedule of biologics for AD is driven by the half-life for these agents, which provides a meaningful opportunity for a new treatment option with improved administration due to less frequent dosing. In real world use, more than 20% of patients discontinue treatment with DUPIXENT within six months of starting therapy.
COPD Background and Current Treatment Limitations
COPD is a heterogenous, progressive respiratory condition characterized by cough, dyspnea and airflow obstruction. It is estimated that approximately 10% of the global population 40 years of age and older have COPD, and in 2019, COPD was the third leading cause of death globally. In the United States, over 150,000 people die of COPD each year.
Three symptoms of COPD are dyspnea (difficulty breathing), cough and sputum (coughed-up phlegm) production. There are several possible linked risk factors to COPD including cigarette smoke, environmental factors (e.g., pollution and occupational exposures), airway responsiveness, atopy, asthma, infections and genetics. For stable COPD, inhaled bronchodilators (drugs that increase the size of the airways) are the mainstay of treatment.
Despite recent advancements in COPD treatment, a significant number of patients continue to suffer and die from the disease. No biologics are currently approved for the treatment of COPD. Given the complexity of COPD, we believe biologics targeting Th2 immune response in patients with high peripheral eosinophils show the greatest promise, as supported by DUPIXENT’s recent positive Phase 3 data in COPD. Specifically, the topline data from DUPIXENT’s Phase 3 BOREAS trial, which enrolled COPD patients with elevated peripheral eosinophils (≥300 cell/µL), showed a significant 30% reduction in moderate-to-severe acute exacerbations of COPD (p=0.0005, which represents the probability that a result of at least this magnitude would occur if the null hypothesis were true), as well as improved lung function and quality of life.

However, even if approved, biologics for the treatment of COPD (e.g., DUPIXENT) will be associated with many challenges, including a high frequency of injections. The dosing schedule of current biologics in development for COPD is driven by the short half-life for these agents, which provides a meaningful opportunity for a new treatment option with improved administration due to less frequent dosing. Of the biologics in development, we are not aware of any programs that have the potential to reduce dosing frequency and the burden of administration on patients.
Our Team, Investors and Paragon Collaboration
We were founded in 2022 by leading healthcare investors Fairmount Funds and Venrock Healthcare Capital Partners and have since assembled a management team of drug developers with significant experience in clinical development. Our management team comprises industry veterans with extensive experience at biopharmaceuticals companies and proven track records in the discovery, development and commercialization of numerous approved therapeutics in I&I indications, including DALIRESP (Roflumilast), ILUMYA (tildrakizumab), KORSUVA (difelikafalin) and OTEZLA (apremilast), as well as more than a dozen other approved products. The team additionally has clinical and regulatory experience with late-stage I&I products currently under regulatory review, including etrasimod and lebrikizumab.
Since our inception, we have raised $169 million supported by a syndicate of leading global investors, including founding investors Fairmount Funds and Venrock Healthcare Capital Partners.
We have exclusive development and commercialization rights to our programs through a strategic collaboration with Paragon Therapeutics, Inc. (Paragon). Together with Paragon, we intend to evaluate additional opportunities and can select additional targets as part of our discovery research collaboration. Paragon was founded by Fairmount Funds in 2021 as the firm’s discovery engine for potentially best-in-class biologics. Paragon leverages a dedicated in-house team of scientific experts in antibody development, as well as its partnership with FairJourney Biologics, to pursue unique therapeutic concepts and enable their rapid proof-of-concept validation.
Our Strengths
We believe that our company and differentiated programs possess the following attributes that will help us successfully develop and commercialize new therapies:
▪
Incorporate advanced antibody engineering to optimize half-life and other properties to potentially overcome limitations of existing therapies.

▪
Leverage validated targets and mechanisms of action.

▪
Address a clear initial opportunity in AD driven by patient burden.

▪
Address a large unmet need in COPD, a leading cause of death with no approved biologics.

▪
Potential for expansion into a broad range of I&I indications, including asthma.

▪
Strong leadership in I&I discovery, development and commercialization.

Our Strategy
Our goal is to become a leader in developing best-in-class therapies for I&I indications. Our antibody programs are designed to overcome limitations of existing therapies by leveraging clinically-validated mechanisms and incorporating advanced antibody engineering to optimize half-life and other properties. The key elements of our strategy include:
▪
Advancing APG777, our most advanced program, into and through clinical development for AD.

▪
Leveraging our approach of targeting known biologic drivers of I&I indications to advance APG808, our second most advanced program, into clinical development for COPD.

▪
Advancing our programs targeting OX40L and the dual inhibition of OX40L and IL-13.

▪
Maximizing the potential of our programs through indication expansion beyond AD and COPD.

▪
Expanding existing and evaluating new collaborations to broaden the impact we can have for patients living with I&I indications.

Risks Associated with Our Business
Investing in our common stock involves significant risks. You should carefully consider the risks described in the section titled “Risk Factors” and elsewhere in this prospectus before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.
▪
We are a preclinical stage biotechnology company with a limited operating history, we have not initiated, conducted or completed any clinical trials, and we have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and viability.

▪
Even if this offering is successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our development programs or future commercialization efforts.

▪
We have incurred significant losses since inception, and we expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. We have no products approved for sale, have not generated any revenue from our programs and may never generate revenue or become profitable.

▪
We face competition from entities that have developed or may develop programs for the diseases addressed by our programs.

▪
Our programs are in preclinical stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If we or our current or future collaborators are unable to complete development of, or commercialize our programs, or experience significant delays in doing so, our business will be materially harmed.

▪
We are substantially dependent on the success of our two most advanced programs, AGP777 and APG808, and our anticipated clinical trials of such programs may not be successful.

▪
If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our programs may be delayed and, as a result, our stock price may decline.

▪
Our approach to the discovery and development of our programs is unproven, and we may not be successful in our efforts to build a pipeline of programs with commercial value.

▪
Preclinical and clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our programs, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such program.

▪
If we encounter difficulties enrolling patients in our future clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

▪
We rely on collaborations and licensing arrangements with third parties, including our collaboration with Paragon. If we are unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, our business could be negatively impacted.

▪
In order to successfully implement our plans and strategies, we will need to grow the size of our organization and we may experience difficulties in managing this growth.

▪
Our ability to protect our patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

▪
The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our programs, we will not be able to commercialize, or will be delayed in commercializing, our programs, and our ability to generate revenue will be materially impaired.

▪
We may not be able to meet requirements for the chemistry, manufacturing and control of our programs.

▪
Our programs for which we intend to seek approval as biologics may face competition sooner than anticipated.

▪
Our ability to protect our patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

▪
We may not be successful in obtaining or maintaining necessary rights to our programs through acquisitions and in-licenses.

▪
The dual class structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. We could remain an emerging growth company until the earlier of  (i) the last day of the year following the fifth anniversary of the completion of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the Exchange Act), which would occur if the market value of our common stock and non-voting common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our consolidated financial information to those of other public companies more difficult.
We are also a “smaller reporting company,” meaning that the market value of our common stock and non-voting common stock held by non-affiliates is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock and non-voting common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock and non-voting common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Corporate Information and Trademarks
We were formed as a limited liability company under the laws of the State of Delaware on February 4, 2022, under the name Apogee Therapeutics, LLC. We are a fully remote company and do not maintain physical corporate offices. Our employees work remotely from home. We maintain a mailing address at 221 Crescent St., Building 17, Suite 102b, Waltham, MA 02453, and our telephone number is (650) 394-5230. Our website address is www.apogeetherapeutics.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.
Prior to the effectiveness of the registration statement of which this prospectus forms a part, Apogee Therapeutics, LLC will convert into a Delaware corporation and change its name to Apogee Therapeutics, Inc. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” As a result of the Conversion, the members of Apogee Therapeutics, LLC will become stockholders of Apogee Therapeutics, Inc. For additional detail see the section of this prospectus titled “Conversion.”
We use various trademarks and trade names in our business, including, without limitation, our corporate name and logo. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

THE OFFERING
Common stock offered by us
          shares.
Option to purchase additional shares of common stock
The underwriters have a 30-day option to purchase up to            additional shares of our common stock at the initial public offering price less underwriting discounts and commissions.
Total common stock and non-voting common stock to be outstanding immediately after this offering
          shares (of which          shares will be common stock), or            shares (of which            shares will be common stock) if the underwriters exercise their option to purchase additional shares of our common stock in full.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional shares of our common stock), based on an assumed initial public offering price of  $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering, together with our existing cash, to fund our preclinical studies, clinical trials and manufacturing of our APG777 program, fund our preclinical studies, clinical trials and manufacturing of our APG808 program and fund our preclinical studies, clinical trials and manufacturing of our APG990 and APG222 programs. We intend to use the remainder for our additional research and development activities, as well as for capital expenditures, working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.
Voting rights
We have two classes of common stock: the common stock offered hereby and non-voting common stock. For a description of the rights of the common stock and non-voting common stock, see the section titled “Description of Capital Stock.”
Risk factors
You should carefully read and consider the information set forth in the section titled “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.
Proposed Nasdaq Global Market trading symbol
“APGE”
The number of shares of our common stock and non-voting common stock to be outstanding immediately after this offering is based on an aggregate of         shares of our common stock and non-voting common

stock (of which             shares are common stock) outstanding as of December 31, 2022, after giving effect to the Conversion, including, in connection therewith, the issuance of:
▪
            shares of common stock to holders of common units of Apogee Therapeutics, LLC;

▪
            shares of common stock and             shares of non-voting common stock to holders of Series A preferred units of Apogee Therapeutics, LLC;

▪
            shares of common stock and             shares of non-voting common stock to holders of Series B preferred units of Apogee Therapeutics, LLC;

▪
            shares of common stock to holders of vested incentive units of Apogee Therapeutics, LLC; and

▪
            shares of restricted common stock to holders of unvested incentive units of Apogee Therapeutics, LLC,

in each case assuming such common units of Apogee Therapeutics, LLC convert at a rate of         shares of our common stock for each common unit, such Series A preferred units and Series B preferred units of Apogee Therapeutics, LLC convert at a rate of       shares of our common stock or our non-voting common stock for each Series A preferred unit and Series B preferred unit and such incentive units of Apogee Therapeutics, LLC convert at a rate of       shares of our common stock or restricted common stock, as applicable for each incentive unit.
Except as otherwise indicated, all information in this prospectus assumes or gives effect to:
▪
the Conversion, including giving effect to the conversion of all outstanding incentive units into an aggregate of           shares of common stock and           shares of restricted common stock, based on an assumed fair value of  $      per share, which is the midpoint of the price range per share set forth on the cover page of this prospectus;

▪
the filing and effectiveness of our certificate of incorporation and the adoption of our bylaws, each of which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

▪
no exercise of the underwriters’ option to purchase             additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statement of operations and comprehensive loss data for the period from February 4, 2022 (inception) to December 31, 2022 and summary consolidated balance sheet data as of December 31, 2022 are for Apogee Therapeutics, LLC and its subsidiary prior to the completion of the Conversion and have been derived from our consolidated financial statements included elsewhere in this prospectus. The summary financial data included in this section are not intended to replace our consolidated financial statements and the related notes included elsewhere in this prospectus and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this information in conjunction with the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
February 4, 2022 (inception) to December 31, 2022
(In thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development(1)	$27,786
General and administrative(2)	2,941
Total operating expenses	30,727
Loss from operations	(30,727)
Other income (expenses), net:
Interest income	92
Other financing expense	(9,150)
Total other income (expense), net	(9,058)
Net loss and comprehensive loss	$(39,785)
Net loss per share, basic and diluted(3)	$(16.16)
Weighted-average common shares outstanding, basic and diluted	2,462,236
Pro forma net loss per share, basic and diluted (unaudited)(4)	$
Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(4)

(1)
Includes related-party amounts of  $23,326 for the period from February 4, 2022 (inception) to December 31, 2022. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Includes related-party amounts of  $317 for the period from February 4, 2022 (inception) to December 31, 2022. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

(3)
See Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share, basic and diluted, and the weighted-average number of shares used in the computation of per-share amounts.

(4)
The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2022 has been prepared to give effect to the Conversion, as if the Conversion had occurred on the first day of the period presented in accordance with Article 11 of Regulation S-X, as recently amended, effective January 1, 2021, including (i) the conversion of common shares to common stock, (ii) the conversion of preferred shares to common stock and (iii) the conversion of incentive shares into common stock or restricted common stock, as applicable.

	As of December 31, 2022
	Actual	Pro Forma(1)		Pro Forma As Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$151,890	$		$
Working capital(4)	142,075
Total assets	152,055
Total liabilities	9,980
Preferred shares	177,467		—		—
Accumulated (deficit) equity	(39,785)
Total members’/stockholders’ (deficit) equity	(35,392)

(1)
The pro forma consolidated balance sheet data gives effect to (i) the Conversion (as if such Conversion had occurred as of December 31, 2022) and (ii) the filing and effectiveness of our certificate of incorporation, each of which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

(2)
The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of           shares of our common stock in this offering at an assumed initial public offering price of  $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of  $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of the pro forma as adjusted cash, working capital, total assets, and total members’/stockholders’ (deficit) equity by approximately $       , assuming that the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of the pro forma as adjusted cash, working capital, total assets, and total members’/stockholders’ (deficit) equity by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

(4)
We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Limited Operating History, Financial Position and Capital Requirements
We are a preclinical stage biotechnology company with a limited operating history, we have not initiated, conducted or completed any clinical trials, and we have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and viability.
We are a preclinical stage biotechnology company with limited operating history. Since our inception in 2022, we have incurred significant operating losses and have utilized substantially all of our resources to date in-licensing and developing our programs, organizing and staffing our company and providing other general and administrative support for our operations. We have no significant experience as a company in initiating, conducting or completing clinical trials. In part because of this lack of experience, we cannot be certain that our planned clinical trials will begin or be completed on time, if at all. In addition, we have not yet demonstrated an ability to obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.
In addition, as our business grows, we may encounter unforeseen expenses, restrictions, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with an early research and development focus to a company capable of supporting larger scale clinical trials and eventually commercial activities. We may not be successful in such a transition.
Even if this offering is successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our development programs or future commercialization efforts.
Developing biotechnology products is a very long, time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for our most advanced programs, APG777 and APG808, and advance our other programs and any future programs and product candidates. Even if one or more of the programs that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities to launch any such product. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration (FDA) or other regulatory agencies to perform preclinical studies or clinical trials in addition to those that we currently anticipate. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any program we develop. Our future capital requirements depend on many factors, including but not limited to:
▪
the scope, progress, results and costs of discovery, preclinical and clinical development for our programs;

▪
the cost and timing of completion of commercial-scale manufacturing activities;

▪
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights, and defending intellectual property-related claims, including claims of infringement, misappropriation or other violation of third-party intellectual property;

▪
the costs, timing and outcome of regulatory review of our programs;

▪
the costs of future commercialization activities, either by ourselves or in collaboration with others, including product sales, marketing, manufacturing, and distribution for any program for which we receive marketing approval;

▪
the revenue, if any, received from commercial sales of programs for which we receive marketing approval;

▪
the success of our current or future collaborations;

▪
our ability to establish and maintain additional collaborations on favorable terms, if at all;

▪
the extent to which we acquire or in-license products, intellectual property and technologies;

▪
the costs of operational, financial and management information systems and associated personnel; and

▪
the costs of operating as a public company.

Accordingly, we will require substantial additional funding to continue our operations. Based on our current operating plan, we estimate that the net proceeds from this offering, together with our existing cash as of the date of this prospectus, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into           . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently anticipate.
We do not have any committed external sources of funds and adequate additional financing may not be available to us on acceptable terms, or at all. We may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Such financing may dilute our stockholders or the failure to obtain such financing may restrict our operating activities. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our business. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to future collaborations with third parties, we may have to relinquish valuable rights to our programs, or grant licenses on terms that are not favorable to us. Our ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the United States and worldwide. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our programs, clinical trials or future commercialization efforts.
We have incurred significant losses since inception, and we expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. We have no products approved for sale, have not generated any revenue from our programs and may never generate revenue or become profitable.
Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any program will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale, we have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We do not expect to generate product revenue unless or until we successfully complete preclinical and clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our programs. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. If we are unable to generate sufficient revenue through the sale of any approved products, we may be unable to continue operations without additional funding.
We have incurred significant net losses in each period since we commenced operations in February 2022. We generated net losses of  $39.8 million, for the period from February 4, 2022 (inception) to December 31, 2022. As of December 31, 2022, we had an accumulated deficit of  $39.8 million. We expect to continue to incur significant losses for the foreseeable future. Our operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if and as we:
▪
advance our existing and future programs through preclinical and clinical development, including expansion into additional indication;

▪
seek to identify additional programs and additional product candidates;

▪
maintain, expand, enforce, defend and protect our intellectual property portfolio;

▪
seek regulatory and marketing approvals for our programs;

▪
seek to identify, establish and maintain additional collaborations and license agreements;

▪
make milestone payments to Paragon under the Paragon Agreement, and under any additional future collaboration or license agreements that we enter into;

▪
ultimately establish a sales, marketing and distribution infrastructure to commercialize any drug products for which we may obtain marketing approval, either by ourselves or in collaboration with others;

▪
generate revenue from commercial sales of programs for which we receive marketing approval;

▪
hire additional personnel including research and development, clinical and commercial personnel;

▪
add operational, financial and management information systems and personnel, including personnel to support our product development;

▪
acquire or in-license products, intellectual property and technologies;

▪
establish commercial-scale current good manufacturing practices (cGMP) capabilities through a third-party or our own manufacturing facility; and

▪
operate as a public company.

In addition, our expenses will increase if, among other things, we are required by the FDA or other regulatory authorities to perform trials or studies in addition to, or different than, those that we currently anticipate, there are any delays in completing our clinical trials or the development of any of our programs, or there are any third-party challenges to our intellectual property or we need to defend against any intellectual property-related claim.
Even if we obtain marketing approval for, and are successful in commercializing, one or more of our programs, we expect to incur substantial additional research and development and other expenditures to develop and market additional programs and/or to expand the approved indications of any marketed product. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.
Our failure to become profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business and/or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.
Risks Related to Discovery, Development and Commercialization
We face competition from entities that have developed or may develop programs for the diseases addressed by our programs.
The development and commercialization of drugs is highly competitive. Our programs, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration. We compete with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, as well as academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which we are currently competing or will complete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Our competitors have developed, are developing or will develop programs and processes competitive with our programs and processes. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments. Our success will depend partially on our ability to develop and commercialize products that have a competitive safety, efficacy, dosing and/or presentation profile. Our commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, have a more attractive dosing profile or presentation or are less expensive than the products we develop, or if our competitors develop competing products or if biosimilars enter the market more quickly than we do and are able to gain market acceptance. See the section titled “Business—Competition” for a more detailed description of our competitors and the factors that may affect the success of our programs.
In addition, because of the competitive landscape for I&I indications, we may also face competition for clinical trial enrollment. Patient enrollment will depend on many factors, including if potential clinical trial patients choose to undergo treatment with approved products or enroll in competitors’ ongoing clinical trials for programs that are under development for the same indications as our programs. An increase in the number of approved products for the indications we are targeting with our programs may further exacerbate this competition. Our inability to enroll a sufficient number of patients could, among others, delay our development timeline, which may further harm our competitive position.
Our programs are in preclinical stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If we or our current or future collaborators are unable to complete development of, or commercialize our programs, or experience significant delays in doing so, our business will be materially harmed.
We have no products on the market and all of our programs are in preclinical stages of development and have not been tested in humans. As a result, we expect it will be many years before we commercialize any program, if ever. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, our programs, either alone or with third parties, and we cannot guarantee you that we will ever obtain regulatory approval for any of our programs. We have not yet demonstrated our ability to initiate or complete any clinical trials, obtain regulatory approvals, manufacture a clinical development or commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of our programs, we or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our programs and future product candidates.
We or our collaborators may experience delays in initiating or completing clinical trials. We or our collaborators also may experience numerous unforeseen events during, or as a result of, any current or future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our programs or any future programs, including:
▪
regulators or institutional review boards (IRBs), the FDA or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

▪
we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (CROs), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

▪
clinical trial sites deviating from trial protocol or dropping out of a trial;

▪
clinical trials of any programs may fail to show safety or efficacy, produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

▪
the number of subjects required for clinical trials of any programs may be larger than we anticipate, especially if regulatory bodies require completion of non-inferiority or superiority trials, enrollment in these clinical trials may be slower than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

▪
our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

▪
we may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our trials are being exposed to unacceptable health risks;

▪
the cost of clinical trials of any of our programs may be greater than we anticipate;

▪
the quality of our programs or other materials necessary to conduct clinical trials of our programs may be inadequate to initiate or complete a given clinical trial;

▪
our inability to manufacture sufficient quantities of our programs for use in clinical trials;

▪
reports from clinical testing of other therapies may raise safety or efficacy concerns about our programs;

▪
our failure to establish an appropriate safety profile for a programs based on clinical or preclinical data for such programs as well as data emerging from other therapies in the same class as our programs; and

▪
the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an investigational new drug application (IND), biologics license application (BLA) or similar application and finalizing the trial design based on discussions with the FDA and other regulatory authorities. In the event that the FDA requires us to complete additional preclinical studies or we are required to satisfy other FDA requests prior to commencing clinical trials, the start of our first clinical trials may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence any clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials, delay the enrollment of our clinical trials or impose stricter approval conditions than we currently expect. There are equivalent processes and risks applicable to clinical trial applications in other countries, including countries in the European Union (EU).
We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a program if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, our programs. We or our current or future collaborators’ inability to complete development of, or commercialize our programs, or significant delays in doing so, could have a material and adverse effect on our business, financial condition, results of operations and prospects.
We are substantially dependent on the success of our two most advanced programs, AGP777 and APG808, and our anticipated clinical trials of such programs may not be successful.
Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, our two most advanced programs, APG777 and APG808. We are investing a majority of our efforts and financial resources into the research and development of these programs. We anticipate initiating a Phase 1 clinical trial in healthy volunteers of APG777 in     and of APG808 in     , each subject to regulatory review. The success of our programs is dependent on observing a longer half-life of our programs in humans than other mAbs currently marketed and in development as we believe this longer half-life has the potential to result in a more favorable dosing schedule for our programs, assuming they successfully complete clinical development and obtain marketing approval. This is based in part on the assumption that the longer half-life we have observed in NHPs will translate into an extended half-life of our programs in humans. To the extent we do not observe this extended half-life when we dose humans with our programs, it would significantly and adversely affect the clinical and commercial potential of our programs.
Our programs will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote these programs, or any other programs, before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.
The success of our programs will depend on a variety of factors. We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of these programs, even if approved. If we are not successful in commercializing APG777 or APG808, or are significantly delayed in doing so, our business will be materially harmed.
If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our programs may be delayed and, as a result, our stock price may decline.
From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, the commercialization of our programs may be delayed or never achieved and, as a result, our stock price may decline.
Our approach to the discovery and development of our programs is unproven, and we may not be successful in our efforts to build a pipeline of programs with commercial value.
Our approach to the discovery and development of our programs leverages clinically validated mechanisms of action and incorporates advanced antibody engineering to optimize half-life and other properties designed to overcome limitations of existing therapies. Our programs are purposefully designed to improve upon existing product candidates and products while maintaining the same, clinically-validated mechanisms of action. However, the scientific research that forms the basis of our efforts to develop programs using half-life extension technologies, including YTE and LS amino acid substitutions, is ongoing and may not result in viable programs. We have limited clinical data on product candidates utilizing YTE and LS half-life extension technologies, especially in I&I indications, demonstrating whether they are safe or effective for long-term treatment in humans. The long-term safety and efficacy of these technologies and the extended half-life and exposure profile of our programs compared to currently approved products is unknown.
We may ultimately discover that utilizing half-life extension technologies for our specific targets and indications and any programs resulting therefrom do not possess certain properties required for therapeutic effectiveness. We currently have only preclinical data regarding the increased half-life properties of our programs and the same results may not be seen in humans. In addition, programs using half-life extension technologies may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. This technology and any programs resulting therefrom may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways.
In addition, we may in the future seek to discover and develop programs that are based on novel targets and technologies that are unproven. If our discovery activities fail to identify novel targets or technologies for drug discovery, or such targets prove to be unsuitable for treating human disease, we may not be able to develop viable additional programs. We and our existing or future collaborators may never receive approval to market and commercialize any program. Even if we or an existing or future collaborator obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. If the products resulting from our programs prove to be ineffective, unsafe or commercially unviable, our programs and pipeline would have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

Preclinical and clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our programs, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such program.
Before obtaining marketing approval from regulatory authorities for the sale of any program, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our program in humans. Our clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. For example, we depend on the availability of NHPs to conduct certain preclinical studies that we are required to complete prior to submitting an IND and initiating clinical development. There is currently a global shortage of NHPs available for drug development. This could cause the cost of obtaining NHPs for our future preclinical studies to increase significantly and, if the shortage continues, could also result in delays to our development timelines. Furthermore, a failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their programs performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their programs. In addition, we expect to rely on patients to provide feedback on measures such as itch and quality of life, which are subjective and inherently difficult to evaluate. These measures can be influenced by factors outside of our control, and can vary widely from day to day for a particular patient, and from patient to patient and from site to site within a clinical trial.
We cannot be sure that the FDA will agree with our clinical development plan. We plan to use the data from our planned Phase 1 trial of APG777 in healthy volunteers to support Phase 2 trials in AD and other I&I indications. If the FDA requires us to conduct additional trials or enroll additional patients, our development timelines may be delayed. We cannot be sure that submission of an IND, BLA or similar application will result in the FDA or comparable foreign regulatory authorities, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required IRB approval at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our programs for use in clinical trials or the inability to do any of the foregoing; failure by our CROs, other third parties or us to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice requirements (GCPs) or applicable regulatory guidelines in other countries; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (CMO) and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to us.
We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or comparable foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the programs, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we are required to conduct additional clinical trials or other testing of our programs beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our programs, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.
If we encounter difficulties enrolling patients in our future clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We may experience difficulties in patient enrollment in our future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients in future trials for any of our programs will depend on many factors, including if patients choose to enroll in clinical trials, rather than using approved products, or if our competitors have ongoing clinical trials for programs that are under development for the same indications as our programs, and patients instead enroll in such clinical trials. Additionally, the number of patients required for clinical trials of our programs may be larger than we anticipate, especially if regulatory bodies require the completion of non-inferiority or superiority trials. Even if we are able to enroll a sufficient number of patients for our future clinical trials, we may have difficulty maintaining patients in our clinical trials. Our inability to enroll or maintain a sufficient number of patients would result in significant delays in completing clinical trials or receipt of marketing approvals and increased development costs or may require us to abandon one or more clinical trials altogether.
Preliminary, “topline” or interim data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures.
From time to time, we may publicly disclose preliminary or topline data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. We also make assumptions, estimations, calculations and conclusions as part of our analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.
Any preliminary or topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular program and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the preliminary, topline or interim data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our programs may be harmed, which could harm our business, operating results, prospects or financial condition.
Our future clinical trials or those of our future collaborators may reveal significant adverse events or undesirable side effects not seen in our preclinical studies and may result in a safety profile that could halt clinical development, inhibit regulatory approval or limit commercial potential or market acceptance of any of our programs.
Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. While our preclinical studies in NHPs have not shown any such characteristics to date, we have not yet initiated any clinical trials in humans. If significant adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to such trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more programs altogether. For example, certain drugs targeting IL-13 have previously demonstrated increased conjunctivitis in patients with AD. We, the FDA or other applicable regulatory authorities, or an IRB, may suspend any clinical trials of any program at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential products developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies and trials have later been found to cause side effects that prevented their further development. Other potential products have shown side effects in preclinical studies, which side effects do not present themselves in clinical trials in humans. Even if the side effects do not preclude the program from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. In addition, an extended half-life could prolong the duration of undesirable side effects, which could also inhibit market acceptance. Treatment-emergent adverse events could also affect patient recruitment or the ability of enrolled subjects to complete our clinical trials or could result in potential product liability claims. Potential side effects associated with our programs may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from our programs may not be normally encountered in the general patient population and by medical personnel. Any of these occurrences could harm our business, financial condition, results of operations and prospects significantly.
In addition, even if we successfully advance our programs or any future program through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to our programs. As a result, we cannot be assured that adverse effects of our programs will not be uncovered when a significantly larger number of patients are exposed to the program after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using our programs over a multi-year period.
If any of the foregoing events occur or if one or more of our programs prove to be unsafe, our entire pipeline could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
We may expend our limited resources to pursue a particular program and fail to capitalize on programs that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we focus our research and development efforts on certain selected programs. For example, we are initially focused on our most advanced programs, APG777 and APG808. As a result, we may forgo or delay pursuit of opportunities with other programs that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for specific indications may not yield any commercially viable programs. If we do not accurately evaluate the commercial potential or target market for a particular program, we may relinquish valuable rights to that program through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such program.
Any approved products resulting from our current programs or any future program may not achieve adequate market acceptance among clinicians, patients, healthcare third-party payors and others in the medical community necessary for commercial success and we may not generate any future revenue from the sale or licensing of such products.
Even if regulatory approval is obtained for a product candidate resulting from one of our current or future programs, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. We may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether it will otherwise be accepted in the market. There are several approved products and product candidates in later stages of development for treatment of AD, including DUPIXENT, a well-established treatment for moderate-to-severe AD. However, our programs incorporate advanced antibody engineering to optimize half-life of antibodies targeting IL-13, IL-4Ra and OX40L; to date, no such antibody has been approved by the FDA for the treatment of AD. Market participants with significant influence over acceptance of new treatments, such as clinicians and third-party payors, may not adopt a biologic that incorporates half-life extension for our targeted indications, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any programs developed by us or our existing or future collaborators. An extended half-life may make it more difficult for patients to change treatments and there is a perception that half-life extension could exacerbate side effects, each of which may adversely affect our ability to gain market acceptance. Market acceptance of our programs will depend on many factors, including factors that are not within our control.

Sales of medical products also depend on the willingness of clinicians to prescribe the treatment. We cannot predict whether clinicians, clinicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that our product is safe, therapeutically effective, cost effective or less burdensome as compared with competing treatments. If any current or future program is approved but does not achieve an adequate level of acceptance by such parties, we may not generate or derive sufficient revenue from that program and may not become or remain profitable.
We plan to conduct clinical trials for programs at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.
We currently intend to conduct our Phase 1 clinical trial for APG777 in Australia and we may choose to conduct one or more of our future clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates. Even if the FDA accepted such data, it could require us to modify our planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated.
Further, conducting international clinical trials presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit our ability to conduct our clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.
Risks Related to Our Reliance on Third Parties
We rely on collaborations and licensing arrangements with third parties, including our collaboration with Paragon. If we are unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, our business could be negatively impacted.
We currently rely on our collaborations and licensing arrangements with third parties, including Paragon, for a substantial portion of our discovery capabilities and in-licenses. Collaborations or licensing arrangements that we enter into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators or licensors. If any of our collaborators or licensors experiences delays in performance of, or fails to perform its obligations under their agreement with us, disagrees with our interpretation of the terms of such agreement or terminates their agreement with us, our pipeline and programs and development timeline could be adversely affected. If we fail to comply with any of the obligations under our collaborations or license agreements, including payment terms and diligence terms, our collaborators or licensors may have the right to terminate such agreements, in which event we may lose intellectual property rights and may not be able to develop, manufacture, market or sell the products covered by our agreements or may face other penalties under our agreements. Our collaborators and licensors may also fail to properly maintain or defend the intellectual property we have licensed from them, if required by our agreement with them, or even infringe upon, our intellectual property rights, leading to the potential invalidation of our intellectual property or subjecting us to litigation or arbitration, any of which would be time-consuming and expensive and could harm our ability to commercialize our programs. In addition, collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our programs and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.
As part of our strategy, we plan to evaluate additional opportunities to enhance our capabilities and expand our development pipeline or provide development or commercialization capabilities that complement our own. We may not realize the benefits of such collaborations, alliances or licensing arrangements. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.
We may face significant competition in attracting appropriate collaborators, and more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we consider attractive. These companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators. We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our programs or bring them to market.
We currently rely, and plan to rely in the future, on third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our programs.
We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs and strategic partners, to conduct and support our preclinical studies and clinical trials under agreements with us. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP regulations, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our programs in clinical development. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether they devote sufficient time and resources to our programs. These third parties may be involved in mergers, acquisitions or similar transactions and may have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on our behalf and the timing thereof and could lead to products that compete directly or indirectly with our current or future programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our programs.
We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture our programs, and we may rely on third parties to produce and process our products, if approved. Our business could be adversely affected if we are unable to use third-party manufacturing suites or if the third-party manufacturers encounter difficulties in production.
We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on CMOs to manufacture our programs. We have not yet caused our programs to be manufactured on a commercial scale and may not be able to do so for any of our programs, if approved. We currently have a sole source relationship for our supply of APG777 and APG808. If there should be any disruption in such supply arrangement, including any adverse events affecting our sole supplier, it could have a negative effect on the clinical development of our programs and other operations while we work to identify and qualify an alternate supply source. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of our programs. Beyond periodic audits, we have no control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our programs or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially adversely affect our ability to develop, obtain regulatory approval for or market our programs, if approved. Similarly, our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of programs or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our programs or drugs and harm our business and results of operations.
Moreover, our CMOs may experience manufacturing difficulties due to resource constraints, supply chain issues, or as a result of labor disputes or unstable political environments. If any CMOs on which we will rely fail to manufacture quantities of our programs at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected. In addition, our CMOs are responsible for transporting temperature controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, our integrity and purity specifications. We and any of our CMOs may also face product seizure or detention or refusal to permit the import or export of products. Our business could be materially adversely affected by business disruptions to our third-party providers that could materially adversely affect our anticipated timelines, potential future revenue and financial condition and increase our costs and expenses. Each of these risks could delay or prevent the completion of our preclinical studies and clinical trials or the approval of any of our programs by the FDA, result in higher costs or adversely impact commercialization of our programs.
Risks Related to Our Business and Operations
In order to successfully implement our plans and strategies, we will need to grow the size of our organization and we may experience difficulties in managing this growth.
We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of preclinical and clinical drug development, technical operations, clinical operations, regulatory affairs and, potentially, sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial personnel and systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team working together in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.
We are highly dependent on our key personnel and anticipate hiring new key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our managerial, scientific and medical personnel, including our Chief Executive Officer, Chief Medical Officer, Chief Financial Officer and other key members of our leadership team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If we do not succeed in attracting and retaining qualified personnel, it could materially adversely affect our business, financial condition and results of operations. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.
Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future growth may depend, in part, on our ability to develop and commercialize our programs in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our programs before we receive regulatory approval from the applicable foreign regulatory authority, and may never receive such regulatory approval for any of our programs. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our programs, and we cannot predict success in these jurisdictions. If we fail to comply with the regulatory requirements in international markets and receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our programs will be harmed and our business will be adversely affected. Moreover, even if we obtain approval of our programs and ultimately commercialize our programs in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.
Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors acting for or on our behalf may engage in misconduct or other improper activities. We will adopt a code of conduct, which will become effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part, but it is not always possible to identify and deter misconduct by these parties and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.
Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants, third party service providers, or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.
Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems and those of our third-party CROs, other contractors (including sites performing our clinical trials), third party service providers and supply chain companies, and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. To the extent that any disruption or security breach were to result in loss, destruction, unavailability, alteration or dissemination of, or damage to, our data or applications, or for it to be believed or reported that any of these occurred, we could incur liability and reputational damage and the development and commercialization of our programs could be delayed. Further, our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in, or failure or security breach of, our systems or third-party systems where information important to our business operations or commercial development is stored.
Our fully-remote workforce may create additional risks for our information technology systems and data because our employees work remotely and utilize network connections, computers, and devices working at home, while in transit and in public locations. Additionally, business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.
We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause stakeholders (including investors and potential customers) to stop supporting our platform, deter new customers from products, and negatively impact our ability to grow and operate our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
We are subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect our operating results and business.
We, and third parties who we work with are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. We are or may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Our obligations may also change or expand as our business grows. The actual or perceived failure by us or third parties related to us to comply with such laws, regulations and obligations could increase our compliance and operational costs, expose us to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on our business, financial condition, and results of operations. See the section titled “Business—Government Regulation—Data Privacy and Security” for a more detailed description of the laws that may affect our ability to operate.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
We may be subject to adverse legislative or regulatory tax changes that could negatively impact our financial condition.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. We assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where we have operations to determine the potential effect on our business and any assumptions we have made about our future taxable income. We cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on our business if they were to be enacted. For example, the United States recently enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Act eliminated the previously available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. The U.S. Congress is considering legislation that would restore the current deductibility of research and development expenditures, however, we have no assurance that the provision will be repealed or otherwise modified. Such changes, among others, may adversely affect our effective tax rate, results of operation and general business condition.
We may acquire businesses or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.
We may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new programs or products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. There is no assurance that, following any such acquisition, we will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on our business and prospects.
We maintain our cash at financial institutions, often in balances that exceed federally-insured limits. The failure of financial institutions could adversely affect our ability to pay our operational expenses or make other payments.
Our cash held in non-interest-bearing and interest-bearing accounts exceeds the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank on March 10, 2023. The Federal Reserve subsequently announced that account holders would be made whole. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on our ability to pay our operational expenses or make other payments, which could adversely affect our business.
Risks Related to Intellectual Property
Our ability to protect our patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.
We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to our programs and technologies and to prevent third parties from competing with us. Our success depends in large part on our ability to obtain and maintain patent protection for our platform technologies, programs and their uses, as well as our ability to operate without infringing on or violating the proprietary rights of others. We own and have licensed rights to pending patent applications and expect to continue to file patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. However, we may not be able to protect our intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of patents, trade secrets and other intellectual property. Filing, prosecuting and defending patents on programs worldwide would be prohibitively expensive and our intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States. As such, we may not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if we apply for them. Our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where we do have patent protection or pending patent applications.
Our intellectual property portfolio is at an early stage and we do not currently own or in-license any issued patents. Our pending and future patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of our programs or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or programs. Even if these patents are granted, they may be difficult to enforce. Further, any issued patents that we may license or own covering our programs could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the United States Patent and Trademark Office (USPTO). Further, if we encounter delays in our clinical trials or delays in obtaining regulatory approval, the period of time during which we could market our programs under patent protection would be reduced. Thus, the patents that we own and license may not afford us any meaningful competitive advantage.
In addition to seeking patents for some of our technology and programs, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors and those affiliated with or controlled by state actors. In addition, while the company undertakes efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, we may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Lastly, if our trademarks and trade names are not registered or adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We may not be successful in obtaining or maintaining necessary rights to our programs through acquisitions and in-licenses.
Because our development programs currently do and may in the future require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our programs. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our programs, there may be times when the filing and prosecution activities for patents and patent applications relating to our programs are controlled by our future licensors or collaboration partners. If any of our future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our programs, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those programs may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our future licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.
Our future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our future licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
It is possible that we may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, programs, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected programs, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, programs, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.
Disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including: the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; our right to sublicense patents and other rights to third parties; our right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners; and the priority of invention of patented technology.
We may be subject to patent infringement claims or may need to file claims to protect our intellectual property, which could result in substantial costs and liability and prevent us from commercializing our potential products.
Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess our freedom to operate and guarantee that we can operate without infringing on or violating third party rights. If certain of our programs are ultimately granted regulatory approval, patent rights held by third parties, if found to be valid and enforceable, could be alleged to render one or more of our programs infringing. If a third party successfully brings a claim against us, we may be required to pay substantial damages, be forced to abandon any affected program and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g. patent infringement or trade secret theft) brought against us, whether or not successful, may cause us to incur significant legal expenses and divert the attention of our management and key personnel from other business concerns. We cannot be certain that patents owned or licensed by us will not be challenged by others in the course of litigation. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise funds and on the market price of our common stock.
Competitors may infringe or otherwise violate our patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, we may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the patents we assert is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that our patents do not cover the technology. Similarly, if we assert trademark infringement claims, a court or administrative body may determine that the marks we have asserted are invalid or unenforceable or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In such a case, we could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if we are successful, any award of monetary damages or other remedy we receive may not be commercially valuable.
Further, we may be required to protect our patents through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.
In addition, if our programs are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against our future licensees and other parties with whom we have business relationships and we may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of such claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.
We may be subject to claims that we have wrongfully hired an employee from a competitor or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.
As is common in the biotechnology industry, in addition to our employees, we engage the services of consultants to assist us in the development of our programs. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including our competitors or potential competitors. We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.
While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our programs, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the Leahy-Smith Act) could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations, including in the antibody arts. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.
Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
In addition, a European Unified Patent Court (UPC) is scheduled to come into force during 2023. The UPC will be a common patent court to hear patent infringement and revocation proceedings effective for member states of the European Union. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated. Although we do not currently own any European patents or applications, if we obtain such patents and applications in the future, any such revocation and loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time, and may adversely affect our ability to enforce or defend the validity of any European patents we may obtain. We may decide to opt out from the UPC any future European patent applications that we may file and any patents we may obtain. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our programs, our competitive position would be adversely affected.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.
We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our programs in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.
In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could require us to obtain rights to issued patents covering such technologies.
We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our programs or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Our current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
Patent terms may be inadequate to protect our competitive position on our programs for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our programs are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new programs, patents protecting such programs might expire before or shortly after such programs are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Our technology licensed from various third parties may be subject to retained rights.
Our future licensors may retain certain rights under the relevant agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.
Risks Related to Government Regulation
The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our programs, we will not be able to commercialize, or will be delayed in commercializing, our programs, and our ability to generate revenue will be materially impaired.
The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the programs involved. We cannot commercialize programs in the United States without first obtaining regulatory approval from the FDA. Similarly, we cannot commercialize programs outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of our programs, including our most advanced programs, APG777 and APG808, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our programs are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, our programs may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Our programs could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including:

the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a program is safe and effective for its proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our programs; we may be unable to demonstrate that a program’s clinical and other benefits outweigh its safety risks; the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of our programs may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our programs; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our programs, which would significantly harm our business, results of operations and prospects.
If we were to obtain approval, regulatory authorities may approve any of our programs for fewer or more limited indications than we request, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a program with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that program. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our programs, we will not be able to commercialize, or will be delayed in commercializing, our programs and our ability to generate revenue will be materially impaired.
We may not be able to meet requirements for the chemistry, manufacturing and control of our programs.
In order to receive approval of our products by the FDA and comparable foreign regulatory authorities, we must show that we and our contract manufacturing partners are able to characterize, control and manufacture our drug products safely and in accordance with regulatory requirements. This includes synthesizing the active ingredient, developing an acceptable formulation, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that our drug products meet stability requirements. Meeting these chemistry, manufacturing and control requirements is a complex task that requires specialized expertise. If we are not able to meet the chemistry, manufacturing and control requirements, we may not be successful in getting our products approved.
Our programs for which we intend to seek approval as biologics may face competition sooner than anticipated.
The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act (ACA), includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.
We believe that any of our programs approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our programs to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
Even if we receive regulatory approval of our programs, we will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our programs.
Any regulatory approvals that we may receive for our programs will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the program, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy (REMS) in order to approve our programs, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or comparable foreign regulatory authorities approve our programs, our programs and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current cGMPs and GCPs for any clinical trials that we conduct following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs.
If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. The occurrence of any event or penalty described above may inhibit our ability to commercialize our programs and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.
We may face difficulties from healthcare legislative reform measures.
Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our programs. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. See the section titled “Business—Government Regulation—Healthcare Reform” for a more detailed description of healthcare reforms measures that may prevent us from being able to generate revenue, attain profitability, or commercialize our programs.
Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.
Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our programs, if approved. See the section titled “Business—Government Regulation—

Other Healthcare Laws and Compliance Requirements” for a more detailed description of the laws that may affect our ability to operate.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If our operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.
Even if we are able to commercialize any programs, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, we may not be able to offer such programs at competitive prices which would seriously harm our business.
We intend to seek approval to market our programs in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our programs, we will be subject to rules and regulations in those jurisdictions. Our ability to successfully commercialize any programs that we may develop will depend in part on the extent to which reimbursement for these programs and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. These entities may create preferential access policies for a competitor’s product, including a branded or generic/biosimilar product, over our products in an attempt to reduce their costs, which may reduce our commercial opportunity. Additionally, if any of our programs are approved and we are found to have improperly promoted off-label uses of those programs, we may become subject to significant liability, which would materially adversely affect our business and financial condition. See the sections titled “Business—Government Regulation—Coverage and Reimbursement” and “Business—Other Government Regulation Outside of the United States—Regulation in the European Union” for a more detailed description of the government regulations and third-party payor practices that may affect our ability to commercialize our programs.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.
In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a therapeutic. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, we or current or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our programs to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any program approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially and adversely affected. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the UK determines which EU laws to replicate or replace. If the UK were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs.
If we decide to pursue a Fast Track Designation by the FDA, it may not lead to a faster development or regulatory review or approval process.
We may seek Fast Track Designation for one or more of our programs. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular program is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. See the section titled “Business—Government Regulation—Expedited Development and Review Programs” for a more detailed description of the process for seeking Fast Track Designation.
Risks Related to Our Common Stock and This Offering
Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.
We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.
The price of our stock may be volatile, and you could lose all or part of your investment.
The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. The realization of any of these factors could have a dramatic and adverse impact on the market price of our common stock.
In addition, the stock market in general, and the market for biotechnology and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would materially adversely affect our business, financial condition and results of operation.
If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution and may experience additional dilution in the future.
You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering if you purchase common stock in this offering at the initial public offering price of  $      per share. If you purchase common stock in this offering, assuming an initial public offering price of  $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their option to purchase additional common stock in this offering, you will incur immediate and substantial dilution of  $      per share, representing the difference between the initial public offering price of  $      per share and our pro forma net tangible book value per share as of      , 2023. See the section titled “Dilution” for a more detailed description of the dilution to new investors in this offering. In addition, to the extent that shares underlying equity awards that we may grant in the future are exercised or settle or we raise additional funds by issuing equity securities, you will experience further dilution.
A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock. We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.
Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately       % of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately      % of our outstanding common stock (based on the number of shares of common stock outstanding as of      , 2023, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options or warrants and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering. The voting power of this group will increase to the extent they convert shares of non-voting common stock they hold into common stock. Certain of our directors are affiliated with the holders of 5% or more of our capital stock. In particular,         is an affiliate of         , as indicated in the section titled “Principal Stockholders.” These stockholders, acting together, may be able to impact matters requiring stockholder approval. For example, they may be able to entrench management or impact elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.
Participation in this offering by certain of our existing stockholders and their affiliated entities may reduce the public float for our common stock.
If any of our existing stockholders and their affiliated entities purchase shares of our common stock in this offering, such purchases would reduce the available public float of our common stock because such purchasers would be restricted from selling such shares during the 180-day period following this offering and thereafter would be subject to volume limitations pursuant to restrictions under applicable securities laws. As a result, any purchase of shares of our common stock by our existing stockholders and their affiliated entities in this offering will reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not our stockholders.
A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have     shares of common stock outstanding based on the number of shares outstanding as of      , 2023, which does not include the shares of our non-voting common stock that may be converted into an aggregate of      shares of our common stock. This includes the     shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after this offering. Moreover, beginning 180 days after the completion of this offering, holders of an aggregate of        shares of our common stock will have rights (which number of shares includes up to      shares of common stock issuable upon conversion our non-voting common stock), subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.”
We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we are only required to provide two years of audited financial statements (in addition to any required unaudited interim financial statements) and correspondingly reduced management discussion and analysis of financial condition and results of operations disclosure. In addition, we are not required to obtain auditor attestation of reporting on internal control over financial reporting, we have reduced disclosure obligations regarding executive compensation and we are not required to hold non-binding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. These provisions allow an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of such extended transition period. We cannot predict whether investors will find our common stock less attractive as a result of its reliance on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile than the current trading market and price of our common stock.
Further, there is no guarantee that the exemptions available under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.
We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which we have a total annual gross revenue of  $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the end of the fiscal year in which the market value of common stock held by non-affiliates exceeds $700 million as of the prior June 30. Even after we no longer qualify as an emerging growth company, we may continue to qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation. In addition, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.
Our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our Board that our stockholders might consider favorable. In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL) prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law” for a more detailed description of these provisions.
Our certificate of incorporation provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes.
Our certificate of incorporation that will become effective upon closing of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for certain actions, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage lawsuits. There is uncertainty as to whether a court would enforce such provisions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law—Exclusive Forum Selection Clause” for a more detailed description of these choice of forums provisions.
Because we do not anticipate paying any dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development, operation and expansion of our business and do not anticipate declaring or paying any dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.
Prior to this offering, no public market for shares of our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. As a result of a variety of factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock or our ability to enter into strategic collaborations or acquire companies or assets by using our common stock as consideration.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.
Our market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our estimates and forecasts relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and growth forecasts, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.
Our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.
The dual class structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.
The dual class structure of our common stock may limit your ability to influence corporate matters. Holders of our common stock are entitled to one vote per share, while holders of our non-voting common stock are not entitled to any votes. Nonetheless, each share of our non-voting common stock may be converted at any time into one share of our common stock at the option of its holder by providing written notice to us, subject to the limitations provided for in our certificate of incorporation. Consequently, if holders of our non-voting common stock exercise their option to make this conversion, this will have the effect of increasing the relative voting power of those prior holders of our non-voting common stock, and correspondingly decreasing the voting power of the holders of our common stock, which may limit your ability to influence corporate matters. Additionally, stockholders who hold, in the aggregate, more than 10% of our common stock and non-voting common stock, but 10% or less of our common stock, and are not otherwise an insider, may not be required to report changes in their ownership due to transactions in our non-voting common stock pursuant to Section 16(a) of the Exchange Act, and may not be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.
General Risk Factors
We may become exposed to costly and damaging liability claims, either when testing our programs in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. While we currently have no products that have been approved for commercial sale, the use of our programs in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims may be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially and adversely affect the market for our products or any prospects for commercialization of our products. Although we currently maintain adequate product liability insurance for our programs, it is possible that our liabilities could exceed our insurance coverage or that in the future we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.
Litigation costs and the outcome of litigation could have a material adverse effect on our business.
From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal information, contractual relations with collaborators and licensors and intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our management might not apply the proceeds in ways that ultimately increase or maintain the value of your investment. If we do not invest or apply the proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us or our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our stock price could be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price and trading volume to decline.
We will continue to incur increased costs as a result of operating as a public company, and our management will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an “emerging growth company” or a “smaller reporting company,” we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including those related to climate change and other environmental, social and governance focused disclosures, are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. Our management and other personnel will continue to devote a substantial amount of time to these compliance initiatives, and we will continue to incur increased legal and financial compliance costs. For example, we expect that maintaining customary public company director and officer liability insurance will require substantial expenditures. The impact of these legal and financial requirements could make it more difficult for us to attract and retain qualified persons to serve on our Board our board committees or as executive officers. The increased costs may require us to reduce costs in other areas of our business or increase the prices of our programs, once commercialized. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.
Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with annual report for our fiscal year ending December 31, 2024. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” we will be required to have an audit of the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. This process will be time-consuming, costly and complicated.
Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission (SEC), or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a formal risk management program for identifying and addressing risks to our business in other areas.
Our business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises such as the COVID-19 pandemic, political crises, geopolitical events, such as the conflict between Russia and Ukraine, or other macroeconomic conditions, which could have a material and adverse effect on our results of operations and financial condition.
The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and rising tensions with China have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs.

We may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on our results of operations and financial condition.

CONVERSION
We currently operate as a limited liability company organized under the laws of the State of Delaware named Apogee Therapeutics, LLC. We currently have one subsidiary, which is incorporated under the laws of the state of Delaware: Apogee Biologics, Inc. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will engage in the following transactions, which we refer to collectively as the Conversion:
▪
we will convert from a Delaware limited liability company to a Delaware corporation by filing a certificate of conversion with the Secretary of State of the State of Delaware; and

▪
we will change our name to Apogee Therapeutics, Inc.

As part of the Conversion:
▪
holders of Series A preferred units of Apogee Therapeutics, LLC will receive      shares of common stock of Apogee Therapeutics, Inc. (or in lieu thereof,      shares of non-voting common stock at the holder’s election) for each Series A preferred unit held immediately prior to the Conversion;

▪
holders of Series B preferred units of Apogee Therapeutics, LLC will receive      shares of common stock of Apogee Therapeutics, Inc. (or in lieu thereof,      shares of non-voting common stock at the holder’s election) for each Series B preferred unit held immediately prior to the Conversion;

▪
holders of common units of Apogee Therapeutics, LLC will receive      shares of common stock of Apogee Therapeutics, Inc. for each common unit held immediately prior to the Conversion; and

▪
each outstanding incentive unit of Apogee Therapeutics, LLC will convert into a number of shares of common stock (with respect to vested incentive units) or restricted common stock (with respect to unvested incentive units) of Apogee Therapeutics, Inc. based on the fair value per unit. The shares of restricted common stock issued in respect of unvested incentive units will continue to be subject to vesting in accordance with the vesting schedule applicable to such incentive unit.

The number of shares of common stock and restricted common stock that holders of incentive units will receive in the Conversion will be based on the fair value per unit which will be equal to the price per share sold in this offering. In this prospectus, we have assumed a fair value of  $      per unit, which is the midpoint of the price range per share set forth on the cover page of this prospectus. Based on this assumed fair value of  $      per unit, the incentive shares will convert into an aggregate of        shares of our common stock and        shares of our restricted common stock. However, the number of shares of common stock and restricted common stock to be issued upon conversion of the incentive units will be affected if the initial public offering price per share of common stock in this offering differs from the midpoint of the price range set forth on the cover page of this prospectus. At a fair value of  $      per unit, which is the high end of the price range per share set forth on the cover page of this prospectus, the incentive units would convert into an aggregate of       shares of our common stock and         shares of our restricted common stock. At a fair value of  $      per unit, which is the low end of the price range set forth on the cover page of this prospectus, the incentive units would convert into an aggregate of      shares of our common stock and         shares of our restricted common stock.
In connection with the Conversion, Apogee Therapeutics, Inc. will assume all of the debts and obligations of Apogee Therapeutics, LLC. After effecting the Conversion, we will be governed by a certificate of incorporation to be filed with the Secretary of State of the State of Delaware and our bylaws. Following the Conversion, we will consummate this offering.
In this prospectus, except as otherwise indicated or the context otherwise requires, all information is presented giving effect to the Conversion. The consolidated financial statements and other financial information included in this prospectus are those of Apogee Therapeutics, LLC and its consolidated subsidiary and do not give effect to the Conversion.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to product candidates and markets and business trends and other information referred to under the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “shall,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “anticipate,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or “continue” or the negative of these terms and similar expressions intended to identify forward-looking statements. Forward-looking statements are not historical facts and reflect our current views with respect to future events. Given the significant uncertainties, you should not place undue reliance on these forward-looking statements.
There are a number of risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus. Such risks, uncertainties and other factors include, among others, the following risks, uncertainties and factors:
▪
our plans to develop and commercialize our programs for the treatment of AD, COPD and related I&I indications with high unmet need;

▪
our ability to obtain funding for our operations, including funding necessary to complete the development and commercialization of our programs;

▪
the timing and focus of our ongoing and future preclinical studies and clinical trials and the reporting of data from those studies and trials;

▪
the beneficial characteristics, safety, efficacy and therapeutic effects of our programs;

▪
our plans relating to the further development of our programs, including additional indications we may pursue;

▪
the size of the market opportunity for our programs, including our estimates of the number of patients who suffer from the diseases we are targeting;

▪
our continued reliance on third parties to conduct additional preclinical studies and clinical trials of our programs and for the manufacture of our programs for preclinical studies and clinical trials;

▪
the success, cost and timing of our preclinical and clinical development activities and planned clinical trials;

▪
our plans regarding, and our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our programs;

▪
the timing of and our ability to obtain and maintain regulatory approvals for our programs, as well as future programs;

▪
the rate and degree of market acceptance and clinical utility of our programs;

▪
the success of competing treatments that are or may become available;

▪
our ability to attract and retain key management and technical personnel;

▪
our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our programs;

▪
our financial performance;

▪
the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

▪
our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

▪
our anticipated use of our existing resources and the proceeds from this offering.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus, including factors disclosed in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the risks, uncertainties and other factors referred to above and elsewhere in this prospectus may not contain all of the risks, uncertainties and other factors that may affect our future results and operations. Moreover, new risks will emerge from time to time. It is not possible for us to predict all risks. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected and you should not place undue reliance on our forward-looking statements.
All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as required by law, we disclaim any intent to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

INDUSTRY AND MARKET DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the potential markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and competitive position data set forth in this prospectus from our own internal estimates and research, as well as from academic and industry publications, research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived.
We believe that the third-party data set forth in this prospectus is reliable and based on reasonable assumptions. This information, to the extent it contains estimates or projections involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. The industry in which we operate is subject to risks and uncertainties and are subject to change based on various factors, including those set forth under the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of  $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $      million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering, together with our existing cash, primarily as follows:
▪
approximately $      million to fund our preclinical studies, clinical trials and manufacturing of our APG777 program through      ;

▪
approximately $      million to fund our preclinical studies, clinical trials and manufacturing of our APG808 program through      ; and

▪
approximately $      million to fund our preclinical studies, clinical trials and manufacturing of our APG990 and APG222 programs through      .

We intend to use the remainder for our additional research and development activities, as well as for capital expenditures, working capital and general corporate purposes.
Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We may also use a portion of the proceeds to license, acquire or invest in complementary businesses, technology, products or assets. However, we have no current commitments to do so. The amount and timing of our actual expenditures will depend on numerous factors. As a result, our management will have broad discretion over the use of the proceeds from this offering. If we receive any additional proceeds from this offering, we expect to use such proceeds on a proportional basis to the categories described above.
Based on our current operating plan, we estimate that the net proceeds from this offering, together with our existing cash as of the date of this prospectus, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into        . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently anticipate. Such amount will not be sufficient for us to fund our programs through regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so. To obtain the capital necessary to fund our programs through regulatory approval and commercialization, we may need to enter into additional public or private equity offerings, debt financings, or collaborations and licensing arrangements, or seek out other sources of capital. We also may elect to raise additional capital opportunistically.
Pending the use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY
We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the operations and the further development and expansion of our business. We have no present intention to pay cash dividends on our common stock or non-voting common stock. Any determination to pay dividends to holders of our common stock or non-voting common stock will be at the discretion of our Board and will depend on many factors, including our financial condition, results of operations, liquidity, earnings, projected capital and other cash requirements, legal requirements, restrictions in the agreements governing any indebtedness we may enter into, our business prospects and other factors that our Board deems relevant.

CAPITALIZATION
The following table sets forth our cash and capitalization as of December 31, 2022 on:
▪
an actual basis;

▪
a pro forma basis, giving effect to (i) the Conversion as if such Conversion had occurred as of December 31, 2022 and (ii) the filing and effectiveness of our certificate of incorporation, each of which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

▪
a pro forma as adjusted basis, gives effect to (i) the pro forma adjustments described above and (ii) the issuance and sale of                 shares of our common stock in this offering, at an assumed initial public offering price of  $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing.
You should read the following table in conjunction with the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of December 31, 2022
	Actual	Pro Forma		Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash	$151,890	$		$
Series A preferred shares, no par value: 20,000,000 shares authorized and 20,000,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	$28,971		$—		$—
Series B preferred shares, no par value: 45,089,212 shares authorized and 45,089,212 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	148,496		—		—
Members’/stockholders’ equity (deficit):
Common shares no par value: 5,000,000 shares authorized and 5,000,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	2,251		—		—
Incentive shares: 12,412,473 shares authorized, 9,648,374 shares issued and 1,625,086 shares outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	2,142		—		—
Preferred stock, $ par value: no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—		—		—
Common stock, $ par value: no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—

	As of December 31, 2022
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Non-voting common stock, $ par value: no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated deficit	(39,785)
Total members’/stockholders’ equity (deficit)	(35,392)
Total capitalization	$142,075	$	$

The number of shares of common stock and non-voting common stock outstanding, pro forma and pro forma as adjusted in the table above, is based on an aggregate of           shares of our common stock and non-voting common stock (of which         shares are common stock) outstanding as of December 31, 2022, after giving effect to the Conversion, including, in connection therewith, the issuance of:
▪
        shares of common stock to holders of common units of Apogee Therapeutics, LLC;

▪
        shares of common stock and         shares of non-voting common stock to holders of Series A preferred units of Apogee Therapeutics, LLC;

▪
        shares of common stock and         shares of non-voting common stock to holders of Series B preferred units of Apogee Therapeutics, LLC;

▪
        shares of common stock to holders of vested incentive units of Apogee Therapeutics, LLC; and

▪
        shares of restricted common stock to holders of unvested incentive units of Apogee Therapeutics, LLC,

in each case assuming such common units of Apogee Therapeutics, LLC convert at a rate of          shares of our common stock for each common unit, such Series A preferred units and Series B preferred units of Apogee Therapeutics, LLC convert at a rate of          shares of our common stock or our non-voting common stock for each Series A preferred unit and Series B preferred unit and such incentive units of Apogee Therapeutics, LLC convert at a rate of          shares of our common stock or restricted common stock, as applicable, for each incentive unit.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock and non-voting common stock immediately after this offering.
Our historical net tangible book value (deficit) as of December 31, 2022 was $(35.4) million, or $(7.08) per common unit. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 5,000,000 common units outstanding as of December 31, 2022.
Our pro forma net tangible book value as of December 31, 2022 was $      million, or $      per share of common stock and non-voting common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the Conversion (i) as if such Conversion had occurred as of December 31, 2022 and (ii) the filing and effectiveness of our certificate of incorporation, each of which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Pro forma net tangible book value per share of common stock and non-voting common stock represents pro forma net tangible book value divided by the aggregate         shares outstanding of our common stock and non-voting common stock as of December 31, 2022, after giving effect to the Conversion.
After giving further effect to our issuance and sale of          shares of our common stock in this offering at an assumed initial public offering price of  $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been $      million, or $      per share of common stock and non-voting common stock. This represents an immediate increase in pro forma as adjusted net tangible book value per share of  $      to existing stockholders and immediate dilution of  $      in pro forma as adjusted net tangible book value per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share of common stock and non-voting common stock after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per unit or per share basis:
Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per common unit as of December 31, 2022	$(7.08)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2022
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $      and dilution per share to new investors purchasing shares of common stock in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by

$      and decrease the dilution per share to new investors purchasing shares of common stock in this offering by $      , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $      and increase the dilution per share to new investors purchasing shares of common stock in this offering by $      , assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares, our pro forma as adjusted net tangible book value per share after this offering would be $      , representing an immediate increase in pro forma as adjusted net tangible book value per share of  $      to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of  $      to new investors purchasing shares of common stock in this offering, assuming an initial public offering price of  $      per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, as of            , 2023, on the pro forma as adjusted basis described above, the total number of shares of common stock and non-voting common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of  $      per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.
	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
(In thousands, except share and per share data)
Existing stockholders before this offering		%	$	%	$
New investors purchasing shares in this offering					$
Total		100.0%	$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of  $      per share, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by    % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by    % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    %, assuming no change in the assumed initial public offering price.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing shares of common stock in this offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on an aggregate of          shares of our common stock and non-voting common stock (of which shares are common stock) outstanding as of December 31, 2022, after giving effect to the Conversion, including, in connection therewith, the issuance of:
▪
         shares of common stock to holders of common units of Apogee Therapeutics, LLC;

▪
         shares of common stock and         shares of non-voting common stock to holders of Series A preferred units of Apogee Therapeutics, LLC;

▪
         shares of common stock and         shares of non-voting common stock to holders of Series B preferred units of Apogee Therapeutics, LLC;

▪
         shares of common stock to holders of vested incentive units of Apogee Therapeutics, LLC; and

▪
         shares of restricted common stock to holders of unvested incentive units of Apogee Therapeutics, LLC,

in each case assuming such common units of Apogee Therapeutics, LLC convert at a rate of          shares of our common stock for each common unit, such Series A preferred units and Series B preferred units of Apogee Therapeutics, LLC convert at a rate of  (i)         shares of our common stock or our non-voting common stock for each Series A preferred unit and Series B preferred unit and such incentive units of Apogee Therapeutics, LLC convert at a rate of          shares of our common stock or restricted common stock, as applicable, for each incentive unit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes thereto and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our actual results and the timing of events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward-Looking Statements.”
Overview
We are a biotechnology company seeking to develop differentiated biologics for the treatment of AD, COPD, and related I&I indications with high unmet need. Our antibody programs leverage clinically validated mechanisms and incorporate advanced antibody engineering to optimize half-life and other properties designed to overcome limitations of existing therapies. We were formed as a limited liability company under the laws of the State of Delaware in February 2022 and were founded by leading healthcare investors, Fairmount Funds and Venrock Healthcare Capital Partners, and have since assembled a management team of drug developers with significant experience in clinical development. We operate as a virtual company and, thus, do not maintain a corporate headquarters or other significant facilities. In addition, we engage significantly with third parties, including Paragon, who is also a related party, to perform ongoing research and development activities and other services on our behalf.
Our pipeline is comprised of four programs being developed initially for the treatment of I&I indications. Our two most advanced programs, APG777 and APG808, which we are initially developing for the treatment of AD and COPD, respectively, target the same mechanism of action as lebrikizumab and DUPIXENT, respectively. Moreover, we are evaluating APG777 in additional I&I indications, including asthma, AA, CRSwNP, CSU, EoE and PN. Our earlier-stage programs, APG990 and APG222, utilize advanced antibody engineering to target OX40L and both IL-13 and OX40L, respectively. Our programs incorporate advanced antibody engineering to optimize half-life and other properties designed to overcome limitations of existing therapies. We believe each of our programs has potential for broad application across multiple I&I indications.
Since our inception in February 2022, we have devoted substantially all of our resources to raising capital, organizing and staffing our company, business and scientific planning, conducting discovery and research activities, acquiring product programs, establishing and protecting our intellectual property portfolio, developing and progressing our pipeline, establishing arrangements with third parties for the manufacture of our programs and component materials, and providing general and administrative support for these operations. We do not have any programs approved for sale and have not generated any revenue from product sales. To date, we have funded our operations primarily with proceeds from the sale of our preferred units. Through December 31, 2022, we had received gross proceeds of  $169.0 million from sales of our preferred units.
We have incurred significant operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any programs we may develop. We generated net losses of  $39.8 million, for the period from February 4, 2022 (inception) to December 31, 2022. As of December 31, 2022, we had an accumulated deficit of  $39.8 million. We expect to continue to incur significantly increased expenses for the foreseeable future if and as we:
▪
advance our most advanced programs, APG777 and APG808, into clinical trials and regulatory approval prior to commercialization,

▪
continue our research and development and preclinical development of our other programs, including APG990 and APG222;

▪
seek and identify additional research programs and product candidates and initiate preclinical studies for those programs;

▪
maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

▪
hire additional research and development and clinical personnel;

▪
experience any delays, challenges, or other issues associated with the clinical development of our programs, including with respect to our regulatory strategies;

▪
seek marketing approvals for any programs for which we successfully complete clinical trials;

▪
develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the programs we may develop;

▪
ultimately establish a sales, marketing and distribution infrastructure to commercialize any programs for which we may obtain marketing approval;

▪
add operational, financial and management information systems and personnel, including personnel to support our product development;

▪
acquire or in-license product candidates or programs, intellectual property and technologies;

▪
establish and maintain our current and any future collaborations, including making royalty, milestone or other payments thereunder; and

▪
operate as a public company.

We will not generate revenue from product sales unless and until we successfully initiate and complete clinical development and obtain regulatory approval for any product candidates. If we obtain regulatory approval for any of our programs and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, manufacturing, marketing, and distribution. Further, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with compliance with exchange listing and SEC requirements, director and officer insurance costs and investor and public relations costs.
As a result, we will need substantial additional funding to support our continued operations and growth strategy. Until such a time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our programs.
Because of the numerous risks associated with product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.
As of December 31, 2022, we had cash of  $151.9 million. Based on our current operating plan, we estimate that the net proceeds from this offering, together with our existing cash as of the date of this prospectus, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.
Collaboration, License and Services Agreements
Paragon Option Agreement
In February 2022, we entered into an antibody discovery and option agreement with Paragon, which was subsequently amended in November 2022 (as amended, the Option Agreement). Under the terms of the Option Agreement, Paragon identifies, evaluates and develops antibodies directed against certain mutually agreed therapeutic targets of interest to us. The Option Agreement initially included two selected targets, IL-13 and IL-4Rα, and was subsequently amended in November 2022 to include an additional selected target, OX40L. Under the Option Agreement, we have the exclusive option to, on a research program-by-research program basis, be granted an exclusive, worldwide license to all of Paragon’s right, title and interest in and to the intellectual property resulting from the applicable research program to develop, manufacture and commercialize the antibodies and products directed to the selected targets (each, an Option). From time to time, we can choose to add additional targets to the collaboration by mutual agreement with Paragon.

Pursuant to the terms of the Option Agreement, the parties will initiate certain research programs that will generally be focused on a particular target (each, a Research Program). Each Research Program will be aimed at discovering, generating, identifying and/or characterizing antibodies directed to the respective target. For each Research Program, the parties established a research plan that sets forth the activities that will be conducted, and the associated research budget (each, a Research Plan). Upon execution of the Option Agreement, we agreed with Paragon on an initial Research Plan that outlined the services that will be performed commencing at inception of the arrangement related to IL-13 and IL-4Rα. The Research Plan for OX40L was agreed to prior to December 31, 2022. Our exclusive option with respect to any future Research Program is exercisable at our sole discretion, at any time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Plan activities (the Option Period). There is no payment due upon exercise of an Option.
In consideration for the exclusive options granted under the Option Agreement, we paid an upfront cash amount of  $1.3 million and issued 1,250,000 common units to Paragon. Paragon was also entitled to up to an additional 3,750,000 of common units in exchange for the rights granted under the Option Agreement, which were issued in connection with the closings of the additional tranches of the Series A Preferred Unit financing. As of December 31, 2022, we had issued a total of 5,000,000 common units to Paragon with an aggregate fair value of  $2.2 million on the grant date. On a Research Program-by-Research Program basis following the finalization of the Research Plan for each respective Research Program, we are required to pay Paragon a nonrefundable fee in cash of  $0.5 million. We are also obligated to compensate Paragon on a quarterly basis for its services performed under each Research Program based on the actual costs incurred. We expense the service fees as the associated costs are incurred when the underlying services are rendered. Such amounts are classified within research and development expenses in our consolidated statement of operations.
Paragon IL-13 License Agreement
In November 2022, we exercised our option available under the Option Agreement with respect to the IL-13 Research Program. Upon such exercise, the parties entered into an associated license agreement (the IL-13 License Agreement). Under the terms of the IL-13 License Agreement, Paragon granted to us an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-13 target to use, make, sell, import, export and otherwise exploit the antibodies directed at the IL-13 target. Pursuant to the IL-13 License Agreement, we granted to Paragon a similar license (except that such license we granted to Paragon is non-exclusive) to the IL-13 license with respect to multispecific antibodies that are directed at the IL-13 target and one or more other antibodies. We were also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. We are solely responsible for the continued development, manufacture and commercialization of products at our own cost and expense.
We are obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first product under the IL-13 License Agreement that achieves such specified milestones. Upon execution of the IL-13 License Agreement, we paid Paragon a $1.0 million fee for nomination of a development candidate, and we are obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial.
We are also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the IL-13 License Agreement, and Paragon has a similar obligation to pay royalties to us with respect to the IL-13 multispecific license. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of  (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country. Except for the first milestone payment of  $1.0 million, no other milestone or royalty payments had become due to Paragon through December 31, 2022.
Paragon IL-4Rα and OX40L License Agreements
In April 2023, we exercised our option available under the Option Agreement with respect to the IL-4Rα Research Program and OX40L Research Program. Upon such exercise, the parties entered into associated license agreements (the IL-4Rα License Agreement and the OX40L License Agreement, respectively). Under the terms of the both the IL-4Rα License Agreement and OX40L License Agreement, Paragon granted to us an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-4Rα and OX40L targets, respectively to use, make, sell, import, export and otherwise exploit the antibodies directed at the applicable target. Pursuant to the IL-4Rα License Agreement and OX40L License Agreement, we granted to Paragon a similar license (except that such licenses we granted to Paragon are non-exclusive) to the IL-4Rα and OX40L licenses with respect to multispecific antibodies that are directed at the IL-4Rα and OX40L targets and one or more other antibodies. We were also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. We are solely responsible for the continued development, manufacture and commercialization of products at our own cost and expense.
We are obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first Product under each license agreement that achieves such specified milestones. The first specified milestone payment of  $1.0 million under each agreement is due upon the nomination of a development candidate, which has not yet occurred. Thereafter, we are obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial for each target.
We are also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the IL-4Rα License Agreement and the OX40L License Agreement, and Paragon has a similar obligation to pay royalties to us with respect to the IL-4Rα and OX40L multispecific licenses. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of  (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country. No milestone or royalty payments had become due to Paragon through December 31, 2022.
For additional detail regarding the agreements described above, see the section titled “Business—Our Collaboration, License and Services Agreements.”
Financial Operations Overview
Revenue
We have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for several years, if at all. If our development efforts for our programs are successful and result in regulatory approval or collaboration or license agreements with third parties, we may generate revenue in the future from product sales or payments from collaboration or license agreements that we may enter into with third parties, or any combination thereof.
Operating Expenses
Our operating expenses consist of  (i) research and development expenses and (ii) general and administrative expenses.
Research and Development
Research and development expenses consist primarily of costs incurred in connection with the development and research of our programs. These expenses include:
▪
costs of funding research performed by third parties, including Paragon, that conduct research and development and preclinical activities on our behalf;

▪
the cost to acquire in-process research and development, with no alternative future use associated with asset acquisitions, such as the Option Agreement, IL-13 License Agreement, IL-4Rα License Agreement and OX40L License Agreement;

▪
expenses incurred in connection with continuing our current research programs and preclinical development of any programs we may identify, including under agreements with third parties, such as consultants and contractors;

▪
the cost of developing and validating our manufacturing process for use in our preclinical studies and future clinical trials; and

▪
personnel-related expenses, including salaries, bonuses and equity-based compensation expense.

We measure and recognize asset acquisitions or licenses to intellectual property that are not deemed to be business combinations based on the cost to acquire or license the asset or group of assets, which includes transaction costs. In an asset acquisition or license to intellectual property, the cost allocated to acquire in-process research and development, with no alternative future use is recognized as research and development expense on the acquisition date. For the period from February 4, 2022 (inception) to December 31, 2022, we recorded $4.5 million of research and development expense related to the acquired in-process research and development from Paragon, which consisted of the initial upfront payment of  $1.3 million, the $2.2 million of common units issued to Paragon determined using the value of 5,000,000 common units in February 2022 and the $1.0 million milestone payment paid under the IL-13 License Agreement.
We expense research and development costs as incurred. Non-refundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.
Our primary focus since inception has been the identification and development of our pipeline programs. Our research and development costs primarily consist of external costs, such as fees paid to Paragon under the Option Agreement and the IL-13 License Agreement. We do not separately track or segregate the amount of costs incurred under the Option Agreement due to the early-stage and discovery nature of the services. We do not allocate personnel-related costs because these resources are used and these costs are deployed across multiple programs under development, and, as such, are not separately classified.
We expect that our research and development expenses will increase substantially for the foreseeable future as we continue to invest in research and development activities related to the continued development of our programs, developing any future programs, including investments in manufacturing, as we advance any programs we may identify and begin to conduct clinical trials. The success of programs we may identify and develop will depend on many factors, including the following:
▪
timely and successful completion of preclinical studies;

▪
effective INDs or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any programs we may develop;

▪
successful enrollment and completion of clinical trials;

▪
positive results from our future clinical trials that support a finding of safety and effectiveness, acceptable PK profile, and an acceptable risk-benefit profile in the intended populations;

▪
receipt of marketing approvals from applicable regulatory authorities;

▪
establishment of arrangements through our own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

▪
establishment, maintenance, defense and enforcement of patent, trademark, trade secret and other intellectual property protection or regulatory exclusivity for any products we may develop; and

▪
maintenance of a continued acceptable safety, tolerability and efficacy profile of any programs we may develop following approval.

Any changes in the outcome of any of these variables with respect to the development of programs that we may identify could mean a significant change in the costs and timing associated with the development of such programs. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a program, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development. We may never obtain regulatory approval for any of our programs.
General and Administrative
General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, and equity-based compensation, for individuals in our executive, finance, operations, human resources, business development and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters; professional fees for accounting, auditing, tax and administrative consulting services, insurance costs and recruiting costs. These costs relate to the operation of the business, unrelated to the research and development function, or any individual program.
We expect that our general and administrative expenses will increase substantially for the foreseeable future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our programs, if approved. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs. We also expect to incur additional intellectual property-related expenses as we file patent applications to protect innovations arising from our research and development activities.
Through December 31, 2022, we have operated as a virtual company. Therefore, we do not incur material operating expenses for the rent, maintenance and insurance of facilities or for deprecation of fixed assets.
Other Income (Expense), Net
Interest Income
Interest income consists of interest income earned from our cash.
Other Financing Expense
Other financing expense consists of the change in fair value for the Tranche Options until each respective Tranche Option was settled. As of December 31, 2022, all Tranche Options issued in connection with the Series A Preferred Unit purchase agreement had been fully settled.
Income Taxes
Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits generated in each period as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss (NOL) carryforwards and tax credit carryforwards will not be realized. As of December 31, 2022, we had U.S. federal NOL carryforwards of approximately $3.0 million, which may be available to reduce future taxable income and have an indefinite carryforward period but are limited in their usage to an annual deduction equal to 80% of annual taxable income. As of December 31, 2022, we also had U.S. federal and state research and development tax credit carryforwards of approximately $0.6 million and $0.1 million, respectively, which may be available to reduce future tax liabilities. The U.S. federal research and development tax credit carryforwards expire at various dates beginning in 2041 and the state research and development tax credit carryforwards do not expire. We have recorded a full valuation allowance against our net deferred tax assets at the balance sheet date.
Period from February 4, 2022 (Inception) to December 31, 2022
Results of Operations
The following table summarizes our consolidated statements of operations for the period presented (in thousands):
Period from February 4, 2022 (inception) to December 31, 2022
Operating expenses:
Research and development	$27,786
General and administrative	2,941
Total operating expenses	30,727
Loss from operations	(30,727)
Other income (expense), net:
Interest income	92

Period from February 4, 2022 (inception) to December 31, 2022
Other financing expense	(9,150)
Total other income (expense), net	(9,058)
Net loss	$(39,785)

Research and Development Expense
The following table summarizes our research and development expenses incurred for the period presented (in thousands):
Period from February 4, 2022 (inception) to December 31, 2022
External research and development costs	$21,237
In-process research and development acquisitions	4,505
Personnel-related (including equity-based compensation)	2,044
Total research and development expenses	$27,786

Research and development expenses were $27.8 million for the from period February 4, 2022 (inception) to December 31, 2022 and consisted of the following:
▪
$10.8 million of research and development expense incurred by Paragon for services rendered under the Option Agreement and IL-13 License Agreement;

▪
$8.8 million of research and development expense associated with preclinical and clinical manufacturing;

▪
$4.5 million of expense related to in-process research and development acquisitions, consisting of $2.2 million of expense from the issuance of common units to Paragon, $1.3 million of expense related to upfront payments under the Option Agreement, and $1.0 million expense in connection with the IL-13 License Agreement;

▪
$1.5 million of research and development expenses in connection with the Option Agreement following the finalization of a Research Plan for three targets; and

▪
$2.0 million of personnel-related costs, included salaries, bonuses and other compensation-related costs, including equity-based compensation expense of  $1.5 million.

General and Administrative Expense
The following table summarizes our general and administrative expenses for the period presented (in thousands):
Period from February 4, 2022 (inception) to December 31, 2022
Personnel-related (including equity-based compensation)	$1,642
Professional fees	1,073
Other	226

Period from February 4, 2022 (inception) to December 31, 2022
Total general and administrative expenses	$2,941

General and administrative expenses were $2.9 million for the period from February 4, 2022 (inception) to December 31, 2022 and consisted of the following:
▪
$1.6 million of personnel-related costs, included salaries, benefits and other compensation-related costs, including equity-based compensation of  $0.6 million; and

▪
$1.1 million of recruiting and legal fees associated with our inception.

Other Income (Expense), Net
Interest income was $0.1 million for the period from February 4, 2022 (inception) to December 31, 2022, which was related to interest on our cash.
Other financing expense was $9.2 million for the period from February 4, 2022 (inception) to December 31, 2022, which was related to the change in fair value for the tranche options associated with the Series A Preferred Unit financing. As of December 31, 2022, all tranche options issued in connection with the Series A Preferred Unit purchase agreement had been fully settled.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant losses. We have not yet commercialized any of our programs, which are in various phases of early-stage development, and we do not expect to generate revenue from sales of any of our programs for several years, if at all. To date, we have funded our operations primarily with proceeds from the sale of our preferred units. Through December 31, 2022, we had received gross proceeds of $169.0 million from sales of our preferred units. As of December 31, 2022, we had cash of  $151.9 million.
Cash Flows
The following table provides information regarding our cash flows for the period presented (in thousands):
Period from February 4, 2022 (inception) to December 31, 2022
Net cash provided by (used in):
Operating activities	$(16,427)
Financing activities	168,317
Net increase in cash	$151,890

Net Cash Used in Operating Activities
The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of operating assets and liabilities, which are generally attributable to timing of payments, and the related effect on certain account balances, operational and strategic decisions and contracts to which we may be a party.
From February 4, 2022 (inception) to December 31, 2022, operating activities used $16.4 million of cash, primarily due to a net loss of  $39.8 million and non-cash charges including $2.2 million for equity-based compensation expense related to common units issued under the Option Agreement with Paragon,

$2.1 million for equity-based compensation and non-cash loss on remeasurement of the tranche option liability of  $9.2 million. Additionally, changes in our operating assets and liabilities primarily consisted of an $0.2 million increase in prepaid expenses and other current assets and an offsetting $10.0 million increase in accounts payable and accrued expenses. The increase in accrued expenses primarily relates to $9.0 million of accrued external research and development costs and $0.5 million of accrued employee compensation.
Net Cash Provided by Financing Activities
From February 4, 2022 (inception) to December 31, 2022, net cash provided by financing activities was $168.3 million, consisting entirely of proceeds for preferred units, net of issuance costs.
Future Funding Requirements
To date, we have not generated any revenue from product sales. We do not expect to generate revenue from product sales unless and until we successfully complete preclinical and clinical development of, receive regulatory approval for, and commercialize a program and we do not know when, or if at all, that will occur. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and studies and initiate clinical trials. In addition, if we obtain regulatory approval for any programs, we expect to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on the factors set out above. For more information, see the section titled “Risk Factors—Risks Related To Our Limited Operating History, Financial Position and Capital Requirements.”
Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including, but not limited to:
▪
the rate of progress in the development of our APG777 and APG808 programs and other development programs;

▪
the scope, progress, results and costs of preclinical studies and clinical trials for any other current and future programs;

▪
the number and characteristics of programs and technologies that we develop or may in-license;

▪
the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our programs for which we receive marketing approval;

▪
the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

▪
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

▪
the continuation of our existing licensing arrangements and entry into new collaborations and licensing arrangements;

▪
the costs we incur in maintaining business operations;

▪
the costs of hiring additional clinical, quality control, manufacturing and other scientific personnel;

▪
the costs adding operational, financial and management information systems and personnel;

▪
the costs associated with being a public company;

▪
the revenue, if any, received from commercial sales of our programs for which we receive marketing approval;

▪
the effect of competing technological and market developments; and

▪
the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for programs.

Identifying potential programs and product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our programs, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.
Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.
If we raise additional funds through strategic collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.
As of December 31, 2022, we had $151.9 million of cash. Based on our current operating plan, we estimate that our existing cash as of the date of this prospectus, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months following the issuance of our consolidated financial statements included elsewhere in this prospectus. Moreover, based on our current operating plan, we estimate that the net proceeds from this offering, together with our existing cash as of the date of this prospectus, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.
Contractual Obligations and Other Commitments
We did not have any contractual obligations as of December 31, 2022.
We operate as a virtual company and, thus, we do not maintain a corporate headquarters or other significant facilities.
We enter into other contracts in the normal course of business with CROs, contract manufacturing organizations and other third parties for preclinical research studies and testing, clinical trials, manufacturing and other services. These contracts do not contain any minimum purchase commitments and provide for termination by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided and expenses incurred up to the date of cancellation, including non-cancelable obligations of our service providers and, in some cases, wind-down costs. The exact amounts of such obligations are dependent on the timing of termination and the terms of the associated agreement. Accordingly, these payments are not disclosed as the amount and timing of such payments are not known.
Our agreements to license intellectual property include potential milestone payments that are dependent upon the development of products using the intellectual property licensed under the agreements and contingent upon the achievement of specific development and clinical milestones. The maximum aggregate potential milestone payments payable by us total approximately $9.0 million. We are also obligated to pay Paragon royalties of a low single-digit percentage based on net sales of any products under the IL-13 License Agreement, IL-4Rα License Agreement and OX40L License Agreement, once commercialized. For additional details, see the section titled “Business—Our Collaboration, License and Services Agreements.”
Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, overhead costs, contract services and other related costs. The value of goods and services received from CROs and contract manufacturing organizations in the reporting period are estimated based on the level of services performed, and progress in the period in cases when we have not received an invoice from the supplier. In circumstances where amounts have been paid in excess of costs incurred, we record a prepaid expense. When billing terms under these contracts do not coincide with the timing of when the work is performed, we are required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including our knowledge of the progress towards completion of the specific tasks to be performed, invoicing to date under the contracts, communication from the vendors of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by us.
Asset Acquisitions and Acquired In-Process Research and Development Expenses
We measure and recognize asset acquisitions that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs. In an asset acquisition, the cost allocated to acquire in-process research and development with no alternative future use is recognized as expense on the acquisition date.
Contingent consideration in asset acquisitions payable in the form of cash is recognized in the period the triggering event is determined to be probable of occurrence and the related amount is reasonably estimable. Such amounts are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved. In-process research and development expenses are included as a component of research and development expense.
Equity-Based Compensation
We issue equity-based awards to employees, managers, executives, non-employees and service providers, in the form of incentive units and common units. We account for equity-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718).
We generally issue incentive unit grants that are subject to service-based conditions and in limited instances awards are issued with service based and performance-based vesting conditions. Compensation expense for awards issued to grantees with service-based vesting conditions are recognized on a straight-line basis based on the grant date fair value over the associated requisite service period of the award, which is generally the vesting term. Compensation expense for awards to grantees with service-based and performance-based vesting conditions are recognized based on the grant-date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable. As of each reporting date, we estimate the probability that specified performance criteria will be met and do not recognize compensation expense until it is probable that the performance-based vesting condition will be achieved.
We evaluate whether an equity award should be classified and accounted for as a liability award or equity award for all equity-based compensation awards granted. As of December 31, 2022, all of our equity-based awards were equity classified. Forfeitures are recognized as they occur. We classify equity-based compensation expense in our consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified, as applicable. In future periods, we expect equity-based compensation expense to increase due to our existing unrecognized equity-based compensation expense and to additional equity-based awards we expect to grant to continue to attract new hires and retain our existing employees.
We recorded equity-based compensation expense of  $2.1 million from February 4, 2022 (inception) to December 31, 2022. As of December 31, 2022, we had $9.0 million of total unrecognized compensation expense related to our incentive units, which we expect to recognize over an estimated weighted-average period of approximately 3.68 years. As of December 31, 2022, we recognized an additional $2.2 million of equity-based compensation expense, in connection with the additional common units issued under the Option Agreement with Paragon.
Determination of the Fair Value of Common Units and Incentive Units
As there has been no public market for our equity prior to this offering, the strike prices for incentive units were determined on each grant date by our board of managers, with input from management, considering our most recently available third-party valuations and our board of mangers’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. The fair value of common units issued and incentive units granted was determined by management, considering third-party valuations and an assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.
The independent third-party valuations were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). The Practice Aid identifies various available methods for allocating the equity value across classes and series of capital units to determine the estimated fair value of common units at each valuation date. We estimated the value of our equity using the market approach. The market approach includes using the guideline initial public offering (IPO) transactions method and the recent transaction method which “back solves” to a preferred price. The hybrid approach is a scenario-based analysis and where one or more of the scenarios allocate the equity value utilizing the option-pricing method (OPM). We allocated equity value to our common units, incentive units and preferred units, using either an OPM or a hybrid method, which is a hybrid between the OPM and the probability-weighted expected returns method (PWERM). The OPM treats units as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the units have value only if the funds available for distribution to members exceed the value of the preferred security distribution preference at the time of the liquidity event, such as a strategic sale or a merger. When using the market approach to determine the equity value, we allocated the equity value to our common units, incentive units and preferred units using the OPM. When using the hybrid approach, we estimated the probability-weighted value across multiple scenarios but used the OPM to estimate the allocation of value within at least one of the scenarios. In addition to a scenario using the OPM, the hybrid method also considers an IPO scenario in which the preferred units are assumed to convert to common units. The future value of the common units and incentive units in the IPO scenario was discounted back to the valuation date at an appropriate risk adjusted discount rate, and then further adjusted for a discount for lack of marketability (DLOM). In the hybrid method, the present value indicated for each scenario was probability weighted to arrive at an indication of value for our common units.
In addition to considering the results of these third-party valuations, our board of managers, considered various objective and subjective factors to determine the fair value of our equity instruments as of each grant date, which may be later than the most recently available third-party valuation date, including:
▪
the lack of liquidity of our equity as a private company;

▪
the prices of our preferred units sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences and privileges of our preferred units as compared to those of our common units and incentive units;

▪
our stage of development and business strategy and the material risks related to our business and industry;

▪
the achievement of enterprise milestones, including entering into strategic alliance and license agreements;

▪
the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

▪
any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

▪
the likelihood of achieving a liquidity event, such as an IPO, or a sale of our company, given prevailing market conditions; and

▪
the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our programs, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. If we had made different assumptions, our equity-based compensation expense, net loss attributable to common unitholders and net loss per unit attributable to common unitholders could have been significantly different.
Once a public trading market for our common stock has been established in connection with the consummation of this offering, it will no longer be necessary for our board of directors, or a committee thereof, to estimate the fair value of our common stock in connection with our accounting for equity-based compensation arrangements, as the fair value of our common stock will be determined based on its trading price on The Nasdaq Global Market.
JOBS Act Transition Period and Smaller Reporting Company Status
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards and delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation exemptions to the requirements for (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (a) the last day of the fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which we have total annual gross revenues of at least $1.235 billion or (C) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common stock and non-voting common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, or (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
We are also a “smaller reporting company,” meaning that the market value of our common stock and non-voting common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock and non-voting common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock and non-voting common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Recently Issued Accounting Pronouncements
We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus, such standards will not have a material impact on our consolidated financial statements or do not otherwise apply to our operations.
Off-Balance Sheet Arrangements
During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Quantitative and Qualitative Disclosures About Market Risks
Effects of Inflation
Inflation generally affects or will affect us by increasing our cost of labor and clinical trial costs. We believe that inflation has not had a material effect on our consolidated financial statements included elsewhere in this prospectus.

BUSINESS
Overview
We are a biotechnology company seeking to develop differentiated biologics for the treatment of atopic dermatitis (AD), chronic obstructive pulmonary disease (COPD) and related inflammatory and immunology (I&I) indications with high unmet need. Our antibody programs are designed to overcome limitations of existing therapies by leveraging clinically-validated mechanisms and incorporating advanced antibody engineering to optimize half-life and other properties. Our two most advanced programs are APG777 and APG808, which we are initially developing for the treatment of AD and COPD, respectively. With our broad pipeline and depth of expertise, we believe we can deliver value and meaningful benefit to patients underserved by today’s standard of care.
APG777 is a subcutaneous (SQ) extended half-life monoclonal antibody (mAb) targeting IL-13 in the same manner as lebrikizumab, which is an investigational mAb that is currently under regulatory review for approval in the United States and Europe. AD is a chronic inflammatory skin disorder that affects approximately 40 million adults and 18 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, 40% of which have moderate-to-severe disease. Based on our preclinical studies, we believe APG777 can be dosed either every two or every three months in maintenance, which would represent a significant improvement compared to first generation IL-13 antibodies that are dosed every two to four weeks. We anticipate initiating a Phase 1 clinical trial of APG777 in healthy volunteers in      , subject to regulatory clearance, and expect initial SQ pharmacokinetic (PK) and safety data from this trial in      . We anticipate initiating a Phase 2 trial in AD in       and having initial 16-week data from this trial in      , followed by maintenance data. Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in       and expect to further evaluate opportunities to develop APG777 for other I&I indications, including alopecia areata (AA), chronic rhinosinusitis with nasal polyps (CRSwNP), chronic spontaneous urticaria (CSU), eosinophilic esophagitis (EoE) and prurigo nodularis (PN).
APG808 is an SQ extended half-life mAb targeting IL-4Rα in the same manner as DUPIXENT (dupilumab). COPD is a heterogenous, progressive respiratory condition characterized by cough, dyspnea and airflow obstruction that affects approximately 32 million adults 40 years of age and older in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom. Based on our preclinical studies, we believe APG808 can be dosed either every six weeks or every two months in maintenance, which would represent a significant improvement compared to first generation IL-4Rα antibodies that are dosed every two weeks. We expect to nominate a development candidate for our APG808 program for the treatment of COPD in      . Our earlier-stage programs, APG990 and APG222, utilize advanced antibody engineering to target OX40L and both IL-13 and OX40L, respectively. We expect to nominate a development candidate for APG990 in      . We believe that each of our programs has the potential to impact multiple additional I&I indications.
Our Approach
Our goal is to discover and develop new therapies with best-in-class potential for a range of I&I indications. We aim to accomplish this goal by focusing on known biologic drivers of disease and utilizing advanced antibody engineering to develop product candidates with optimized properties that have the potential to overcome limitations of existing therapies. For instance, our two most advanced programs, APG777 and APG808, bind to the same epitopes, or binding sites, on IL-13 and IL-4Rα as lebrikizumab and DUPIXENT, respectively, and are thereby expected to retain their clinical outcomes. When designing our programs, we test multiple half-life extension technologies, including YTE and LS amino acid substitutions, to identify the optimal candidate to advance against each target. YTE amino acid substitution indicates a triple substitution (M252Y/S254T/T256E) introduced into the antibody, while LS amino acid substitution indicates a double substitution (M428L/N434S). YTE and LS amino acid substitutions are proven half-life extension technologies that have the potential to significantly improve the PK profile and reduce injection burden compared to existing agents. In addition to extended half-life, our antibody engineering programs are designed to improve antibody candidate attributes, including in vitro potency, bioavailability and decreased PK variability, as well as those attributes essential for manufacturability and high concentration formulation (i.e. viscosity, solubility and stability) to generate assets with potentially best-in-class profiles. We believe our approach will enable us to develop a portfolio of therapies that are differentiated compared to the currently available standards of care and address unmet medical needs for I&I indications.

Biologics Have Transformed the Treatment of I&I Diseases
Over the last two decades, biologics have made a profound impact on the treatment of a wide range of I&I indications and remain the core therapeutic modality today. Collectively, we estimate the top ten companies by I&I product revenue grossed approximately $95 billion in I&I sales across more than 30 products in 2022. Successful treatment of I&I indications has largely been driven by biologics, which accounted for nearly 90% of these I&I product revenues. Given the overlapping mechanistic drivers of many I&I indications, indication expansion remains a consistent hallmark of top selling I&I products. Broadly, mAbs have been developed to target both diseases driven by T helper type 1 (Th1) immune responses, which involve IL-2, interferon-γ and lymphotoxin-α and an associated neutrophilic response, and diseases driven by T helper type 2 (Th2) immune responses, which involve IL-4, IL-5 and IL-13 and an associated eosinophilic response. Among the first of these therapies was AbbVie’s HUMIRA (adalimumab), a mAb that launched in 2002 and has long held the position as the pharmaceutical product with the highest revenue worldwide, grossing over $200 billion in revenue through 2022. HUMIRA was first FDA-approved for the treatment of rheumatoid arthritis and is now FDA-approved for the treatment of ten I&I indications, including psoriasis.
Approved biologics for psoriasis generated an estimated more than $20 billion in revenue worldwide in 2022, a three-fold increase since 2013. Psoriasis represents one of the more mature markets within I&I indications, with more approved therapeutics than all but one other I&I indication (psoriatic arthritis). There are now six different biologics approved for psoriasis between 2008 to 2019, each of which is expected to reach annual psoriasis sales of  $2.0 billion or more by 2023 based on third-party estimates. The moderate-to-severe AD population is nearly three times larger than the psoriasis population, which suggests the AD market could far exceed the psoriasis market, yet the entrance of new therapies has lagged.
Since the approval of DUPIXENT for the treatment of AD in 2017, the revenue from DUPIXENT has grown rapidly to $8.9 billion in 2022, 78% of which is attributable to AD based on third-party estimates. In addition to AD, DUPIXENT is also approved in asthma, CRSwNP, EoE and PN and is being clinically developed in allergic bronchopulmonary aspergillosis, allergic fungal rhinosinusitis, bullous pemphigoid, chronic pruritis of unknown origin, cold inducible urticaria, COPD, chronic rhinosinusitis sans nasal polyps and CSU. The commercial market for DUPIXENT is estimated to reach nearly $18 billion in 2028 based on third-party estimates.
AD Background and Current Treatment Limitations
AD, the most common subtype of eczema, is a chronic inflammatory skin disorder that affects individuals of all ages and races. AD affects individuals living in geographic regions worldwide. AD is characterized by pruritic (itchy), erythematous (red) and often excoriated (damaged) skin lesions, which are most often located on the neck, inner elbows and behind the knees. The specific cause of AD is unknown; however, research has shown that genetics, the immune system and the environment all play a role in the disease. AD can significantly impact quality of life, leading to sleep disturbance, psychological distress, elevated infection risk and chronic pain. AD is frequently associated with other atopic manifestations such as food allergy, allergic rhinitis (also known as hay fever) and asthma. AD is characterized by a Th2 response, which describes Th2 cells, a subset of white blood cells, that produce small proteins called cytokines, like IL-13, which regulate inflammation, immune response and tissue repair.
AD usually begins in childhood; however, anyone can become affected with this inflammatory disease at any age. It is estimated that 40 million adults and 18 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom are affected by AD. Approximately 40% of all patients have moderate-to-severe disease. The incidence of AD has increased two- to three-fold in industrialized nations since the 1970s, with approximately 15% to 20% of children and 1% to 3% of adults affected worldwide.
There is no cure for AD and many people have difficulty controlling the disease. AD patients work with a dermatologist to determine treatment options that can bring their symptoms under control. For less extensive disease (i.e., mild-to-moderate AD), treatment is primarily topical corticosteroids and targeted topical treatments (e.g., a topical Janus kinase (JAK) inhibitor). For more extensive disease (i.e., moderate-to-severe AD), mAbs have emerged as the preferred frontline therapy in most adult and pediatric patients that is not controlled by topical therapies. Avoiding environmental and stress triggers, increased skin care regimen and dietary and lifestyle changes may also be part of the treatment recommendations.

There are two FDA-approved mAbs, Regeneron and Sanofi’s DUPIXENT (dupilumab), a mAb targeting IL-4Rα, and LEO Pharma’s ADBRY (tralokinumab-ldrm), a mAb targeting IL-13, labeled to treat moderate-to-severe AD.
Lebrikizumab is an investigational mAb targeting IL-13 being developed by Eli Lilly and Company. In three Phase 3 clinical trials, two monotherapy and one combination therapy with topical corticosteroids, SQ administration of lebrikizumab dosed every two weeks in the induction phase (first 16 weeks of treatment) showed that approximately 33% to 43% of lebrikizumab-treated patients had an Investigator’s Global Assessment (IGA) rating of clear or almost clear at the end of the trial, compared to just approximately 10% to 13% for placebo. In the maintenance phase (from 16 weeks to 52 weeks), lebrikizumab dosed every two or four weeks in adult and adolescent patients demonstrated durable improvements in skin clearance and itch for patients who achieved a clinical response at Week 16. Lebrikizumab is under regulatory review for approval in the United States and Europe.
Despite recent advancements in AD treatment, a significant number of patients continue to suffer from active disease. Today’s treatments are associated with many challenges, including a high frequency of injections that may lead to poor patient compliance. The dosing schedule of biologics for AD is driven by the half-life for these agents, which provides a meaningful opportunity for a new treatment option with improved administration due to less frequent dosing. In real world use, more than 20% of patients discontinue treatment with DUPIXENT within six months of starting therapy.
COPD Background and Current Treatment Limitations
COPD is a heterogenous, progressive respiratory condition characterized by cough, dyspnea and airflow obstruction. It is estimated that approximately 10% of the global population 40 years of age and older have COPD, and in 2019, COPD was the third leading cause of death globally. In the United States, over 150,000 people die of COPD each year.
Three symptoms of COPD are dyspnea (difficulty breathing), cough and sputum (coughed-up phlegm) production. There are several possible linked risk factors to COPD including cigarette smoke, environmental factors (e.g., pollution and occupational exposures), airway responsiveness, atopy, asthma, infections and genetics.
COPD has historically been thought of as driven by Th1 immune responses, which are driven by IL-2, interferon-γ and lymphotoxin-α and associated with a neutrophilic response. However, more recent third-party data has demonstrated that Th2 immune responses, which are driven by IL-4, IL-5 and IL-13 and associated with an eosinophilic response, are prominent in a subset of COPD patients. Th2 immune responses have been shown to be associated with increased airway inflammation and appear to underlie COPD in a subset of patients and related cytokines have been shown to be upregulated during exacerbations.
For stable COPD, inhaled bronchodilators (drugs that increase the size of the airways) are the mainstay of treatment. These include short- and long-acting beta-agonists (e.g., albuterol, salmeterol and formoterol), muscarinic agonists (e.g., tiotropium and aclidinium), and inhaled glucocorticoids (e.g., fluticasone and budesonide). For patients with refractory COPD, treatment options include chronic antibiotic use and DALIRESP (roflumilast). DALIRESP is the only systemic therapy approved to reduce the risk of COPD exacerbations in patients with severe COPD and a history of frequent COPD exacerbations. However, the effect is modest. A pooled analysis from two Phase 3 trials of DALIRESP in COPD patients 40 years of age and older with severe airflow limitation, bronchitis symptoms and a history of exacerbations showed a 17% reduction in moderate or severe exacerbations.
Despite recent advancements in COPD treatment, a significant number of patients continue to suffer and die from the disease. No biologics are currently approved for the treatment of COPD. Given the complexity of COPD, we believe biologics targeting Th2 immune response in patients with high peripheral eosinophils show the greatest promise, as supported by DUPIXENT’s recent positive Phase 3 data in COPD. Specifically, the topline data from DUPIXENT’s Phase 3 BOREAS trial, which enrolled COPD patients with elevated peripheral eosinophils (≥300 cell/µL), showed a significant 30% reduction in moderate-to-severe acute exacerbations of COPD (p=0.0005, which represents the probability that a result of at least this magnitude would occur if the null hypothesis were true), as well as improved lung function and quality of life.

However, even if approved, biologics for the treatment of COPD (e.g., DUPIXENT) will be associated with many challenges, including a high frequency of injections. The dosing schedule of current biologics in development for COPD is driven by the short half-life for these agents, which provides a meaningful opportunity for a new treatment option with improved administration due to less frequent dosing. Of the biologics in development, we are not aware of any programs that have the potential to reduce dosing frequency and the burden of administration on patients.
Our Pipeline
Our pipeline comprises four programs being developed initially for the treatment of I&I indications, as shown below. Our two most advanced programs, APG777 and APG808, which we are initially developing for the treatment of AD and COPD, respectively, target the same mechanism of action (MOA) as lebrikizumab and DUPIXENT, respectively. Moreover, we are evaluating APG777 in additional I&I indications, including asthma, AA, CRSwNP, CSU, EoE and PN. Our earlier-stage programs, APG990 and APG222, utilize advanced antibody engineering to target OX40L and both IL-13 and OX40L, respectively. Our programs incorporate advanced antibody engineering to optimize half-life and other properties designed to overcome limitations of existing therapies. We believe each of our programs has potential for broad application across multiple I&I indications.

(1)
Pending data from our Phase 1 trial of APG777 in healthy volunteers, we may initiate a Phase 2 trial in asthma and expect to further evaluate opportunities to develop APG777 for other I&I indications, including alopecia areata, chronic rhinosinusitis with nasal polyps, chronic spontaneous urticaria, eosinophilic esophagitis and prurigo nodularis.

APG777
Our most advanced program, APG777, is an SQ mAb with YTE half-life extension technology targeting IL-13 in the same manner as lebrikizumab. Based on our preclinical studies, we believe APG777 has the potential for significantly improved dosing over standard of care. In our head-to-head studies of APG777 and lebrikizumab in non-human primates (NHPs) (cynomolgus monkeys), both intravenous (IV) and SQ formulations of APG777 showed a significantly longer half-life than lebrikizumab. We expect APG777 to have a human half-life of approximately 80 to 110 days based on data from other YTE antibodies for soluble targets, which showed a half-life in humans that is three to four times greater than in NHPs, as shown in Figure 1 below.
Figure 1 — NHP and human half-life data of mAbs with and without the YTE amino acid substitution

(1)
As reported in studies conducted by the sponsor of each of these product candidates or in the label of approved products.

Based on our PK modeling, with only a 33-day human half-life (which, to our knowledge, would be lower than the lowest half-life for a mAb with the YTE amino acid substitutions reported to date), we believe we can achieve an every two month maintenance dosing schedule with similar exposure as lebrikizumab. With only a 50-day half-life, we believe we can achieve an every three month maintenance dosing schedule with similar exposure as lebrikizumab, each as shown in Figure 2 below.
Figure 2 — APG777 NHP half-life, predicted human half-life and predicted dosing interval

(1)
Based on steady state PK simulations made with parameters for APG777 identical to lebrikizumab except changes in dose and kelimination.

Compared to more frequent dosing schedules associated with existing AD therapies, every two or three month dosing is expected to be significantly more convenient for patients, enabling them to better adhere to their dosing schedule. Additionally, every two or three month dosing is expected to improve quality of life given that many patients experience “needle fatigue” and pediatric patients in particular often suffer from fear of needles.
We anticipate initiating a Phase 1 clinical trial of APG777 in healthy volunteers in      , subject to regulatory clearance, and expect initial SQ PK and safety data from this trial in      . Generally, the half-life of mAbs is consistent between healthy volunteers and patients, since mAbs are degraded by endogenous catabolic processes that are not affected by disease. This gives us confidence that the PK parameters derived from the Phase 1 trial in healthy volunteers can be used effectively to model dosing regimens for subsequent Phase 2 and Phase 3 safety and efficacy trials in patients with AD and other indications. Following the Phase 1

trial in healthy volunteers, we anticipate initiating a Phase 2 trial in AD in      . We expect to enroll moderate-to-severe AD patients in a randomized, placebo-controlled Phase 2 trial. The primary data readout will be after 16 weeks on trial, which is consistent with late-stage trials for lebrikizumab, ADBRY and DUPIXENT, among other agents studied in AD. Primary efficacy outcomes will include, but will not be limited to, percent change from baseline in Eczema Area and Severity Index (EASI) and proportion of patients achieving an IGA scale 0/1 (assessment of clear or almost clear) and EASI-75 (change in EASI score from baseline of at least 75%). Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in      , and expect to further evaluate opportunities to develop APG777 for other I&I indications, including AA, CRSwNP, CSU, EoE and PN.
APG808
Our second most advanced program, APG808, is an SQ extended half-life mAb targeting IL-4Rα in the same manner as DUPIXENT. In our head-to-head preclinical assays, our leads have demonstrated equivalent or better potency to DUPIXENT in the inhibition of IL-4Rα signaling. In addition, based on our preclinical studies, we believe APG808 can be dosed either every six weeks or every two months in maintenance, which would represent a significant improvement compared to first generation IL-4Rα antibodies that are dosed every two weeks. We expect to nominate a development candidate for the APG808 program for the treatment of COPD in      .
APG990
Our third program, APG990, is an SQ extended half-life mAb targeting OX40L. We expect to nominate a development candidate in       if we observe equivalent or better in vitro potency to amlitelimab, a mAb targeting OX40L in development by Sanofi, and an improved PK profile, including half-life extension, in head-to-head studies in NHPs.
APG222
Our fourth program, APG222, is one or more extended half-life SQ antibodies targeting both IL-13 and OX40L, which we believe has the potential to improve outcomes in AD over current standard of care biologic therapies.
Additional Opportunities
We believe that each of our programs has the potential to impact multiple additional I&I indications beyond AD and COPD, including asthma, as well as AA, CRSwNP, CSU, EoE and PN. Initial structured indication prioritization has identified asthma as a leading expansion opportunity given the significant overlap with AD and the clinical unmet need for extended dosing biologics that do not sacrifice clinical benefit. Based on third-party claims data, 31% of AD patients also carry an asthma diagnosis. Based on feedback from dermatologists, we believe that there is significant value in having both indications on a label because of this overlap. The success of DUPIXENT in treating eosinophilic asthma supports the scientific rationale for IL-13/IL-4Rα targeting agents in treating this highly prevalent condition, which is estimated to affect 40 million adults and 12 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom.
Our Team, Investors and Paragon Collaboration
We were founded in 2022 by leading healthcare investors Fairmount Funds and Venrock Healthcare Capital Partners and have since assembled a management team of drug developers with significant experience in clinical development. Our management team comprises industry veterans with extensive experience at biopharmaceuticals companies and proven track records in the discovery, development and commercialization of numerous approved therapeutics in I&I indications, including DALIRESP (Roflumilast), ILUMYA (tildrakizumab), KORSUVA (difelikafalin) and OTEZLA (apremilast), as well as more than a dozen other approved products. The team additionally has clinical and regulatory experience with late-stage I&I products currently under regulatory review, including etrasimod and lebrikizumab.
Since our inception, we have raised $169 million supported by a syndicate of leading global investors, including founding investors Fairmount Funds and Venrock Healthcare Capital Partners.
We have exclusive development and commercialization rights to our programs through a strategic collaboration with Paragon Therapeutics, Inc. (Paragon). Together with Paragon, we intend to evaluate additional opportunities and can select additional targets as part of our discovery research collaboration. Paragon was founded by Fairmount Funds in 2021 as the firm’s discovery engine for potentially best-in-class biologics. Paragon leverages a dedicated in-house team of scientific experts in antibody development, as well as its partnership with FairJourney Biologics, to pursue unique therapeutic concepts and enable their rapid proof-of-concept validation.
Our Strengths
We believe that our company and differentiated programs possess the following attributes that will help us successfully develop and commercialize new therapies:
▪
Incorporate advanced antibody engineering to optimize half-life and other properties to potentially overcome limitations of existing therapies.   We are focused on engineering therapies with potential for best-in-class dosing, efficacy and safety profiles. We implement YTE or LS amino acid substitutions, which have the potential to significantly improve PK profile and reduce injection burden compared to existing agents. Our antibody engineering programs are designed to improve antibody candidate attributes, including in vitro potency, bioavailability and decreased PK variability, as well as those attributes essential for manufacturability and high concentration formulation (i.e. viscosity, solubility and stability) to generate assets with potentially best-in-class profiles.

▪
Leverage validated targets and mechanisms of action.   Our antibody programs are designed to overcome limitations of existing therapies by leveraging clinically-validated mechanisms and incorporating advanced antibody engineering to optimize half-life and other properties. Our two most advanced programs, APG777 and APG808, which we are initially developing for the treatment of AD and COPD, respectively, target the same mechanism of action as lebrikizumab and DUPIXENT, respectively.

▪
Address a clear initial opportunity in AD driven by patient burden.   There is a large adult and pediatric patient population, with AD affecting over 40 million adults and 18 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, and market penetration from existing biologics has been hindered in part due to the burden of frequent injections. Many patients experience “needle fatigue” and pediatric patients in particular often suffer from fear of needles. Estimates show that as many as two in three children and one in four adults have strong fears around needles. We believe there is clear unmet need for a new therapy that improves the clinical profile of existing agents and allows for less frequent dosing.

▪
Address a large unmet need in COPD, a leading cause of death with no approved biologics.   COPD affects more 32 million adults 40 years of age and older in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom and is a leading cause of death worldwide. COPD patients are also much more likely to become severely ill when they are infected with other respiratory diseases, which further compounds the significant health care burden. While bronchodilators improve symptoms of COPD, they do not address the underlying inflammatory processes. There are no approved biologics available for the treatment of COPD. We believe there is a significant unmet need for a novel therapy that can effectively target an underlying source of inflammation that may be a root cause of COPD, in order to limit COPD events and improve lung capacity.

▪
Potential for expansion into a broad range of I&I indications, including asthma.   We believe there is a path to indications beyond AD and COPD as evidenced by existing therapies such as DUPIXENT, which is currently approved in five I&I indications and is in clinical development in eight additional indications. Using the existing therapy roadmap, we are evaluating APG777 in additional I&I indications, including asthma, as well as AA, CRSwNP, CSU, EoE and PN. Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in      , and expect to further evaluate opportunities to develop APG777 for such other I&I indications. Moreover, we believe that each of our programs has the potential to impact multiple additional I&I indications, including AA, CRSwNP, CSU, EoE and PN.

▪
Strong leadership in I&I discovery, development and commercialization.   We were founded in 2022 by leading healthcare investors, Fairmount Funds and Venrock Healthcare Capital Partners, and have since assembled a management team comprising industry veterans with extensive experience at biopharmaceuticals companies and with proven track records in the discovery, development and commercialization of numerous approved therapeutics, as well as clinical and regulatory experience with dermatologic products, including lebrikizumab.

Our Strategy
Our goal is to become a leader in developing best-in-class therapies for I&I indications. Our antibody programs are designed to overcome limitations of existing therapies by leveraging clinically-validated mechanisms and incorporating advanced antibody engineering to optimize half-life and other properties. The key elements of our strategy include:
▪
Advancing APG777, our most advanced program, into and through clinical development for AD.   We are developing APG777 as a frontline treatment for patients with moderate-to-severe AD who have failed or have an inadequate response to topical corticosteroids. APG777 is an SQ extended half-life mAb targeting IL-13 that has been engineered to have differentiated attributes, including an extended half-life, which we expect will result in a more favorable dosing schedule, including either an every two or every three month maintenance dosing schedule. In our head-to-head preclinical studies in NHPs, APG777 was observed to be as potent as lebrikizumab in terms of IL-13 inhibition but with a significantly longer half-life. Based on these preclinical studies, we believe APG777 can be dosed either every two or every three months in maintenance, which would represent a significant improvement compared to first generation IL-13 antibodies, such as lebrikizumab, that are dosed every two to four weeks. In addition, we believe the low-volume SQ delivery of APG777 and effector-silent backbone of the APG777 mAb will contribute to an improved product profile compared to first generation mAbs. We anticipate initiating a Phase 1 clinical trial of APG777 in healthy volunteers in      , subject to regulatory clearance, and expect initial SQ PK and safety data from this trial in      . We anticipate initiating a Phase 2 trial in AD in      . We have initiated our one-month and six-month toxicology studies in parallel, which we anticipate will allow us to move from Phase 1 to Phase 2 clinical trials without waiting for further toxicology studies. We anticipate having initial 16-week data from our planned Phase 2 clinical trial in AD patients in      , followed by maintenance data. A primary readout at 16 weeks is consistent with late-stage trials for lebrikizumab, ADBRY and DUPIXENT and is recognized as an important time point for FDA approval of biologics for AD.

▪
Leveraging our approach of targeting known biologic drivers of I&I indications to advance APG808, our second most advanced program, into clinical development for COPD.   APG808 is an SQ extended half-life mAb targeting IL-4Rα that has been engineered to have an extended half-life as well as maintain similar potency as compared to DUPIXENT in our head-to-head in vitro assays. APG808 shares the same mechanism of action and target as DUPIXENT, which has been used to treat more than 500,000 patients globally across multiple I&I indications, including COPD. COPD is a heterogenous, progressive respiratory condition characterized by cough, dyspnea and airflow obstruction that affects approximately 32 million adults 40 years of age and older in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom. Based on our preclinical studies, we believe APG808 can be dosed either every six weeks or every two months in maintenance, which would represent a significant improvement compared to first generation IL-4Rα antibodies, like DUPIXENT, that are dosed every two weeks. We expect to nominate a development candidate for our APG808 program for the treatment of COPD in      .

▪
Advancing our programs targeting OX40L and the dual inhibition of OX40L and IL-13.   Our third program, APG990, is a mAb targeting OX40L. APG990 shares the same mechanism of action and target as amlitelimab and we are engineering APG990 to have additional favorable properties, including an extended half-life. We believe we are the only company applying half-life extension technology to the OX40L class. We plan on nominating a development candidate in this program in      . Our fourth program, APG222, is focused on the dual inhibition of OX40L and IL-13, which we believe may have a synergistic effect of more frequent and durable responses than inhibition of either target alone across a broader range of I&I indications.

▪
Maximizing the potential of our programs through indication expansion beyond AD and COPD.   We believe our APG777 and APG808 programs have the potential to treat I&I indications driven by Th2 immune response, such as asthma, as well as AA, CRSwNP, CSU, EoE and PN. In addition, we believe our APG990 and APG222 programs have the potential to treat I&I indications driven by both Th1 and Th2 immune responses. Other therapies with which our most advanced programs share a mechanism of action have demonstrated success in targeting indications driven by Th2 immune response. For example, DUPIXENT has been used to treat more than 500,000 patients globally across multiple I&I indications including AD, asthma, COPD, CRSwNP, EoE and PN. We have taken a systematic approach to prioritizing indications and plan on leveraging clinical data and knowledge from our Phase 1 trials in

APG777 to launch proof-of-concept Phase 2 trials in indications with strong scientific rationale in large markets or areas of unmet need. Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in      , and expect to further evaluate opportunities to develop APG777 for other I&I indications, including AA, CRSwNP, CSU, EoE and PN.
▪
Expanding existing and evaluating new collaborations to broaden the impact we can have for patients living with I&I indications.   Our strategic collaboration with Paragon has resulted in us obtaining exclusive development and commercialization rights for our initial programs. Together with Paragon, we intend to evaluate additional opportunities and can select additional targets as part of the discovery research collaboration. In addition, we plan to evaluate additional opportunities to enhance our capabilities and expand our development pipeline or provide development or commercialization capabilities that complement our own.

Biologics Have Transformed the Treatment of I&I Diseases
Over the last two decades, biologics have made a profound impact on the treatment of a wide range of I&I indications and remain the core therapeutic modality today. Collectively, we estimate the top ten companies by I&I product revenue grossed approximately $95 billion in I&I sales across more than 30 products in 2022. Successful treatment of I&I indications has largely been driven by biologics, which accounted for nearly 90% of these I&I product revenues. Given the overlapping mechanistic drivers of many I&I indications, indication expansion remains a consistent hallmark of top selling I&I products. Broadly, mAbs have been developed to target both diseases driven by Th1 immune responses, which involve IL-2, interferon-γ and lymphotoxin-α and an associated neutrophilic response, and diseases driven by Th2 immune responses, which involve IL-4, IL-5 and IL-13 and an associated eosinophilic response. Among the first of these therapies was AbbVie’s HUMIRA (adalimumab), a mAb that launched in 2002 and has long held the position as the pharmaceutical product with the highest revenue worldwide, grossing over $200 billion in revenue through 2022. HUMIRA was first FDA-approved for the treatment of rheumatoid arthritis and is now FDA-approved for the treatment of ten I&I indications, including psoriasis.
Approved biologics for psoriasis generated an estimated more than $20 billion in revenue worldwide in 2022, a three-fold increase since 2013. Psoriasis represents one of the more mature markets within I&I indications, with more approved therapeutics than all but one other I&I indication (psoriatic arthritis). There are now six different biologics approved for psoriasis between 2008 to 2019, each of which is forecasted to reach annual psoriasis sales of  $2.0 billion or more by 2023 based on third-party estimates. The moderate-to-severe AD population is nearly three times larger than the psoriasis population, which suggests the AD market could far exceed the psoriasis market, yet the entrance of new therapies has lagged.
Since the approval of DUPIXENT for the treatment of AD in 2017, the revenue from DUPIXENT has grown rapidly to $8.9 billion in 2022, 78% of which is attributable to AD based on third-party estimates. In addition to AD, DUPIXENT is also approved in asthma, CRSwNP, EoE and PN and is being clinically developed in allergic bronchopulmonary aspergillosis, allergic fungal rhinosinusitis, bullous pemphigoid, chronic pruritis of unknown origin, cold inducible urticaria, COPD, chronic rhinosinusitis sans nasal polyps and CSU. The commercial market for DUPIXENT is estimated to reach nearly $18 billion in 2028 based on third-party estimates. SKYRIZI, a mAb that blocks IL-23, received FDA approval in 2019 for the treatment of moderate-to-severe plaque psoriasis, and is now also FDA-indicated for the treatment of psoriatic arthritis and Crohn disease. In 2022, DUPIXENT and SKYRIZI grossed $8.9 billion and $5.2 billion in sales, respectively.
Overview of AD
Disease Overview
AD, the most common subtype of eczema, is a chronic inflammatory skin disorder that affects individuals of all ages and races. AD affects individuals living in geographic regions worldwide. AD is characterized by pruritic (itchy), erythematous (red) and often excoriated (damaged) skin lesions, which are most often located on the neck, inner elbows and behind the knees. The specific cause of AD is unknown; however, research has shown that genetics, the immune system and the environment all play a role in the disease. AD can significantly impact quality of life, leading to sleep disturbance, psychological distress, elevated infection risk and chronic pain. AD is frequently associated with other atopic manifestations such as food allergy, allergic rhinitis (also known as hay fever) and asthma. AD is characterized by a Th2 response, which describes Th2 cells that produce small proteins called cytokines, like IL-13, which regulate inflammation, immune response and tissue repair.

AD usually begins in childhood; however, patients can become affected with this inflammatory disease at any age. For some people, AD improves by adulthood, but for many, it can be a lifelong illness. It is estimated that 40 million adults and 18 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom are affected by AD. Approximately 40% of all patients have moderate-to-severe disease. The incidence of AD has increased two- to three-fold in industrialized nations since the 1970s, with approximately 15% to 20% of children and 1% to 3% of adults affected worldwide.
Overview of Current Treatment Options
There is no cure for AD and many people have difficulty controlling the disease. AD patients work with a dermatologist to determine treatment options that can bring their symptoms under control. For less extensive disease (i.e., mild-to-moderate AD), treatment is primarily topical corticosteroids and targeted topical treatments (e.g., a topical Janus kinase (JAK) inhibitor). For more extensive disease (i.e., moderate-to-severe AD), mAbs have emerged as the preferred frontline therapy in most adult and pediatric patients that is not controlled by topical therapies. Avoiding environmental and stress triggers, increased skin care regimen and dietary and lifestyle changes may also be part of the treatment recommendations.
Treatment of AD is specific to severity of disease. The primary goal of AD management is to control symptoms and prevent flares. Outcomes in AD are primarily reported using two measures: Eczema Area and Severity Index (EASI) and Investigator’s Global Assessment (IGA). Other measures are used as well to gain a comprehensive understanding of a treatment’s impact on AD patients.
EASI assesses key signs of eczema over four natural anatomic divisions of the body (the head and neck, the trunk, the upper extremities and the lower extremities) across the parameters of erythema (redness), induration (thickness), excoriation (scratching), lichenification (lined skin) and percentage of the region affected. The EASI score range is from 0 to 72 with 72 being the most severe. Zero is considered clear, 0.1 to 1.0 is considered almost clear, 1.1 to 7.0 is considered mild, 7.1 to 21.0 is considered moderate, 21.1 to 50.0 is considered severe and above 50.1 is considered very severe. Proportion of patients achieving EASI-75, an improvement of at least 75% from baseline on the EASI, or EASI-90, an improvement of at least 90% from baseline on the EASI, are key outcome measures in clinical trials of patients with moderate-to-severe AD. The extent and severity of AD as measured by the EASI is shown in Figure 3 below.

Figure 3 — Eczema Area and Severity Index

Source: Harmonising Outcome Measures for Eczema (HOME). EASI Guidance (presentation). Accessed April 28, 2023.
As shown in Figure 4 below, IGA is a five-point scale (scale 0 to 4) that uses clinical characteristics to assess overall disease severity at any given timepoint. Typical enrollment for clinical trials for moderate-to-severe AD patients requires an IGA score of three or four. As an outcome measure, IGA is looked at as the number of patients achieving an IGA score of 0 or 1 with at least a two point decrease in IGA from baseline, referred to as proportion of patients with IGA 0/1.

Figure 4 — Investigator’s Global Assessment

Score	Morphological Description
CLEAR 0	No inflammatory signs of atopic dermatitis (no erythema, no induration/papulation, no lichenification, no oozing/crusting). Post-inflammatory hyperpigmentation and/or hypopigmentation may be present.
ALMOST CLEAR 1	Barely perceptible erythema, barely perceptible induration/papulation, and/or minimal lichenification. No oozing or crusting.
MILD 2	Slight but definite erythema (pink), slight but definite induration/papulation, and/or slight but definite lichenification. No oozing or crusting.
MODERATE 3	Clearly perceptible erythema (dull red), clearly perceptible induration/papulation, and/or clearly perceptible lichenification. Oozing and crusting may be present.
SEVERE 4	Marked erythema (deep or bright red), clearly perceptible induration/papulation, and/or marked lichenification. Disease is widespread in extent. Oozing or crusting may be present.

For patients with mild-to-moderate AD, topically applied corticosteroids and emollients are the mainstay of therapy with the exact regimen based on severity, body area involved and degree of skin inflammation. Options include topical corticosteroids, topical calcineurin inhibitors (tacrolimus or pimecrolimus), crisaborole or topical ruxolitinub.
AD patients with persistent moderate-to-severe disease may require systemic treatment. mAbs have emerged as the preferred frontline therapy in most adult and pediatric patients with moderate-to-severe AD that is not controlled by topical therapies. There are two FDA-approved mAbs, DUPIXENT and ADBRY, labeled to treat moderate-to-severe AD that is inadequately controlled by topical corticosteroids. Additionally, lebrikizumab is an investigational mAb being developed by Eli Lilly and Company designed to inhibit the IL-13 pathway and is currently under review for approval by the FDA and the European Medicines Agency (EMA).
DUPIXENT is indicated for the treatment of adult and pediatric patients aged six months and older with moderate-to-severe AD whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. It can be used with or without topical corticosteroids. DUPIXENT is a fully human mAb that inhibits the signaling of the IL-4 and IL-13 pathways. For adults with AD, DUPIXENT is dosed via SQ injection with an initial loading dose requiring two injections, followed by one injection every two weeks for adults with AD. For pediatric patients, it is dosed as one or two injections every two to four weeks depending on age and weight. DUPIXENT was studied in over 2,800 patients across multiple pivotal trials and demonstrated clinically meaningful improvements at Week 16 in adult, adolescent and pediatric patients. DUPIXENT was observed to be generally well tolerated in clinical trials.
ADBRY is indicated for the treatment of moderate-to-severe AD in adult patients whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. It can be used with or without topical corticosteroids. ADBRY is a fully human, high-affinity mAb that targets IL-13. It selectively inhibits IL-13, preventing IL-13-induced immune responses in the skin. It is dosed via SQ injection with an initial loading dose requiring four injections, followed by two injections every two weeks for 16 weeks and then, for select patients, maintenance injections every month may be considered. ADBRY was evaluated in nearly 2,000 patients with AD in three pivotal trials. Across the three trials, ADBRY demonstrated improvements in both skin clearance and lesion extent and severity at Week 16. ADBRY was observed to be generally well tolerated in clinical trials.

Lebrikizumab is an emerging treatment with a similar mechanism of action to both DUPIXENT and ADBRY. It is an investigational mAb being developed by Eli Lilly and Company that is designed to inhibit the IL-13 pathway. In three Phase 3 clinical trials, SQ administration of lebrikizumab was dosed every two weeks in the induction phase (first 16 weeks of treatment). Lebrikizumab met all primary and key secondary endpoints at Week 16, with more than 50% of patients achieving EASI-75 skin clearance and an IGA score of 0 or 1 with a reduction of at least two points from baseline. In the maintenance phase (from 16 weeks to 52 weeks), lebrikizumab was dosed every two or four weeks in adult and adolescent patients provided durable improvements in skin clearance and itch for patients who achieved a clinical response at Week 16. The most commonly reported adverse events (AE) were conjunctivitis, common cold and headache.
For patients for which biologics such as DUPIXENT or ADBRY do not provide adequate control of moderate to severe AD, systemic JAK inhibitors may be recommended. RINVOQ (upadacitinib) or CIBINQO (abrocitinib) are both FDA-approved treatments for AD that may be prescribed to patients who do not respond to topical prescription treatments. Both treatments have shown to be effective for patients with AD. Despite their effectiveness and convenient oral administration, these therapies are associated with serious risk of life-threatening side effects and carry boxed warnings. FDA labels for these therapies require patients to step-through (prove non-responsive or inability to tolerate) a biologic before systemic JAK inhibitors are indicated. Serious side effects can include infections, mortality, malignancies, cardiovascular events, thrombosis, hypersensitivity, gastrointestinal perforation, various lab abnormalities and embryo-fetal toxicity. These toxicity challenges have limited clinical use of systemic JAK inhibitors for AD where patients are generally healthy and young. Systemic JAK inhibitors represented just 7% of the AD market in 2022.
An emerging mechanism in treatments for AD is targeting OX40 or OX40L. OX40L is the ligand for OX40. OX40L is expressed on antigen presenting cells and its interaction with OX40 causes the accumulation of T cells by providing a survival signal. OX40L, by playing a role in activating T cells and reprogramming them into inflammatory subsets, contributes to immune overactivation in AD and other inflammatory conditions. Additionally, OX40L activation of OX40 inhibits the expression of FOXP3 and the inhibitory function of regulatory T (Treg) cells. Treg cells suppress immune response, which leads to worse symptoms in inflammatory conditions. Therefore, OX40L blockade may lead to clinical benefit in AD and other inflammatory conditions by first suppressing inflammatory T cell activation, and next by increasing the proliferation of Treg cells, which can serve to further reduce inflammatory cells. Amlitelimab, which targets OX40L, and rocatinlimab, which targets OX40, have both demonstrated promising Phase 2 data in AD.
Addressing the Limitations of Current Biologics
Despite recent advancements in AD treatment, a significant number of patients continue to suffer from active disease. Today’s treatments are associated with many challenges, including a high frequency of injections that may lead to poor patient compliance. The dosing schedule of current biologics is driven by the short half-life for these agents, which provides a meaningful opportunity for a new treatment option with improved administration due to less frequent dosing.
High injection burden coupled with needle fatigue reported in adult patients has impacted the use of currently approved AD biologics. In real world use, more than 20% of patients discontinue treatment with DUPIXENT within six months of starting therapy. Some patients may prefer ADBRY due to the potential for every one month maintenance dosing, despite the lower Phase 3 results on primary and key secondary endpoints as compared to DUPIXENT and lebrikizumab. Pediatric patients in particular often suffer from fear of needles, which limits the use of current biologics in a large and growing patient population.
In 2023, we conducted a single-blinded market research survey of 25 practicing dermatologists in 14 states in the United States, with the assistance of an expert search network. Dermatologists were selected based on years of experience in the field (four or more years of practice post residency or fellowship training), number of AD patients treated (30 or more AD patients seen per month), experience prescribing biologic therapies in AD (10% or more of AD patients on biologics) and no previous contact with us. We conducted approximately 30-minute interviews using standardized questions to solicit sentiments towards a potential new product offering with every three month dosing in maintenance and the same efficacy and safety as DUPIXENT, which was presented as a blinded Target Product Profile (the TPP). The dermatologists selected for the survey have an average of 20 years in practice, treat an average of 88 AD patients per month and see a mix of both adult and pediatric patients.

In the interviews, dermatologists described how they would incorporate the TPP in treatment algorithms for biologic naïve patients (i.e., patients who have never taken a biologic treatment, but qualify based on failure to topical therapies) and biologic-experienced patients (i.e., patients who are either currently or have previously used a biologic therapy for AD). On average, dermatologists indicated they expect approximately 92% of their biologic patients would start a product with the TPP as frontline treatment. For patients currently or previously on biologic therapy, dermatologists estimated approximately 57% would switch to a product with the TPP.
Dermatologists were then asked how their intent to use a product with the TPP would change if  (i) it was dosed every two months in the maintenance setting, or (ii) it was dosed every six months in the maintenance setting. As shown in Figure 5 below, results for the every two month dosing were consistent with the every three month dosing. With every two month dosing, dermatologists on average indicated they would prescribe a product with the TPP to 91% of their biologic naïve patients and they estimated 56% of their patients currently or previously on biologic therapy would switch to a product with the TPP. As shown in Figure 5 below, results for the every six month dosing showed a greater proportion of patients would switch from a current biologic than for the every three month dosing. With every six month dosing, dermatologists on average indicated they would prescribe a product with the TPP to 91% of their biologic naïve patients and they estimated 68% of patients currently or previously on biologic therapy would switch to a product with the TPP.
Figure 5 — Intent to use a product with the APG777 Target Product Profile with every two, three or six month maintenance dosing and equivalent efficacy and safety to DUPIXENT

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
91%
56%
92%
57%
91%
68%
Every 2 month maintenance dosing
Every 3 month maintenance dosing
Every 6 month maintenance dosing
Proportion of new patients (biologic-naïve)
Proportion of switch patients (currently/formerly on a biologic)

We are not aware of any programs in development that have the potential to reduce dosing frequency and the burden of administration on patients. A more convenient dosing schedule is especially important for pediatric patients, which has the potential to expand the market significantly.
A similar trend in more patient-friendly dosing and administration occurred in psoriasis, a market that has exceeded $24 billion in peak annual sales and is forecasted to exceed $30 billion in peak annual sales by 2028 based on third-party estimates. ENBREL was first approved for psoriasis in 2004 with an every week maintenance dosing schedule and generated estimated psoriasis annual sales of  $1.9 billion at its peak in 2014. Four years after ENBREL’s approval for psoriasis, HUMIRA was approved in 2008 for psoriasis with an every other week dosing schedule and generated estimated psoriasis annual sales of  $3.9 billion worldwide at its peak in 2022. STELARA was approved a year later with similar Phase 3 data, as measured by the percentage of patients achieving PASI-75 (change in psoriasis area and severity index (PASI) score from baseline of at least 75%), but with a significantly improved dosing schedule of every twelve weeks, and generated estimated psoriasis annual sales of  $8.3 billion worldwide at its peak in 2021. A number of psoriasis drugs have been approved since 2009 that demonstrated higher PASI-75 or PASI-90 scores in their pivotal studies as compared to STELARA, but have a more burdensome dosing schedule and have not been able to attain the same level of estimated psoriasis annual sales. Among those drugs are COSENTYX and TALTZ, which have dosing schedules of every four weeks and reached estimated psoriasis sales of $3.6 billion and $1.9 billion in 2022, respectively, and are expected to reach estimated psoriasis sales of  $5.2 billion and $2.4 billion by 2028, respectively, based on third-party estimates. TREMFYA, which was first approved for psoriasis in 2017 with an every eight week maintenance dosing schedule, reached estimated psoriasis sales of  $2.7 billion in 2022 and is expected to reach estimated psoriasis sales of  $4.9 billion by 2028. BIMZELX, which is approved for psoriasis with an every eight week maintenance dosing schedule by EMA and under review by the FDA, has demonstrated superior PASI-90 scores in its pivotal trials as compared to TREMFYA but is only estimated to generate psoriasis annual sales of  $0.9 billion in 2028, based on third-party estimates. The only drug in the psoriasis market that is projected to achieve similar estimated psoriasis annual sales to STELARA is SKYRIZI, which has a similar dosing schedule of every twelve weeks, but also provided modest improvements in outcomes, as evidenced by higher PASI-75 scores in clinical trials. SKYRIZI generated estimated psoriasis annual sales of  $4.5 billion in 2022 and is expected to reach $8.5 billion in estimated psoriasis annual sales by 2028, based on third-party estimates.
The psoriasis market is considered an analog for the AD market, which could evolve similarly as new therapies emerge with improved administration and dosing. Advanced therapy penetration in AD is currently expected to ramp up from 8% in 2022 to approximately 25% by 2032. With more convenient and patient-friendly dosing, we believe that the market for future penetration of biologics could expand even beyond the projected 25%.
Given the number of approved therapies for AD, the development pathway is now well established. Change in EASI score at 16 weeks is a well understood endpoint and historical data suggests a high correlation between Phase 2 and Phase 3 results in AD. For example, the percentage of patients achieving EASI-75 on a placebo-adjusted basis in Phase 2 and average of Phase 3 monotherapy trials in AD were 59% and 62%, respectively, for upadacitinib at 30 mg dosed daily, 42% and 51%, respectively, for upadacitinib at 15 mg dosed daily, 36% and 38%, respectively, for lebrikizumab at 250 mg dosed every two weeks, 40% and 34%, respectively, for DUPIXENT at 300 mg dosed every two weeks, 49% and 51%, respectively, for abrocitinib at 200 mg dosed daily, and 25% and 21%, respectively, for abrocitinib at 100 mg dosed daily. Taken together, we believe our clinical development strategy has the potential to allow us to efficiently reach key value-driving inflection points and facilitate the efficient deployment of capital.
Overview of COPD
Disease Overview
COPD is a heterogenous, progressive respiratory condition characterized by cough, dyspnea and airflow obstruction. It is estimated that approximately 10% of the global population 40 years of age and older have COPD, and in 2019, COPD was the third leading cause of death globally. In the United States, over 150,000 people die of COPD each year.
Three symptoms of COPD are dyspnea (difficulty breathing), cough and sputum (coughed-up phlegm) production. There are several possible linked risk factors to COPD including cigarette smoke, environmental factors (e.g., pollution and occupational exposures), airway responsiveness, atopy, asthma, infections and genetics.
COPD has historically been thought of as driven by Th1 immune responses, which are driven by IL-2, interferon-γ and lymphotoxin-α and associated with a neutrophilic response. However, more recent third-party data has demonstrated that Th2 immune responses, which are driven by IL-4, IL-5 and IL-13 and associated with an eosinophilic response, are prominent in a subset of COPD patients. Th2 immune responses have been shown to be associated with increased airway inflammation and appear to underlie COPD in a subset of patients and related cytokines have been shown to be upregulated during exacerbations.

Overview of Current Treatment Options
For stable COPD, inhaled bronchodilators (drugs that increase the size of the airways) are the mainstay of treatment. These include short- and long-acting beta-agonists (e.g., albuterol, salmeterol and formoterol), muscarinic agonists (e.g., tiotropium and aclidinium), and inhaled glucocorticoids (e.g., fluticasone and budesonide). For patients with refractory COPD, treatment options include chronic antibiotic use and DALIRESP (roflumilast). DALIRESP is the only systemic therapy approved to reduce the risk of COPD exacerbations in patients with severe COPD and a history of frequent COPD exacerbations. However, the effect is modest. A pooled analysis from two Phase 3 trials of DALIRESP in COPD patients 40 years of age and older with severe airflow limitation, bronchitis symptoms and a history of exacerbations showed a 17% reduction in moderate or severe exacerbations.
Despite recent advancements in COPD treatment, a significant number of patients continue to suffer and die from the disease. No biologics are currently approved for the treatment of COPD. Given the complexity of COPD, we believe biologics targeting Th2 immune response in patients with high peripheral eosinophils show the greatest promise, as supported by DUPIXENT’s recent positive Phase 3 data in COPD. Specifically, the topline data from DUPIXENT’s Phase 3 BOREAS trial, which enrolled COPD patients with elevated peripheral eosinophils (≥300 cell/µL), showed a significant reduction of 30% in moderate-to-severe acute exacerbations of COPD (p=0.0005), as well as improved lung function and quality of life.
Addressing the Limitations of Current Biologics
However, even if approved, biologics for the treatment of COPD (e.g., DUPIXENT) will be associated with many challenges, including a high frequency of injections. The dosing schedule of current biologics in development for COPD is driven by the short half-life for these agents, which provides a meaningful opportunity for a new treatment option with improved administration due to less frequent dosing. Of the biologics in development, we are not aware of any programs that have the potential to reduce dosing frequency and the burden of administration on patients.
Our Solution: Building Differentiated Biologics
We are engineering therapies for AD, COPD and other clinically validated, related I&I indications. Our two most advanced programs, APG777 and APG808, target the same mechanism of action as lebrikizumab (IL-13) and DUPIXENT (IL-4Rα), respectively, while each is designed to have a differentiated commercial profile. With respect to our earlier-stage programs, APG990 utilizes advanced antibody engineering to target OX40L, the same biology as amlitelimab and a target with potentially broad application for inflammatory conditions, and APG222 utilizes advanced antibody engineering to target both IL-13 and OX40L. Each program is designed to have substantially improved dosing over current standard of care biologic therapies (e.g., DUPIXENT in AD), while maintaining similar outcomes.
Our programs incorporate advanced antibody engineering approaches, and are designed to optimize for half-life extension, in vitro potency, bioavailability and decreased PK variability, as well as those attributes essential for manufacturability and high concentration formulation (i.e. viscosity, solubility and stability), potentially improving on each of those qualities over existing, non-optimized antibodies.
We utilize and test a number of half-life extension technologies, including YTE and LS, to identify the optimal candidate to advance against each target. YTE amino acid substitution indicates a triple substitution (M252Y/S254T/T256E) introduced into the antibody, while LS amino acid substitution indicates a double substitution (M428L/N434S).
Our most advanced program, APG777, leverages YTE amino acid substitution half-life extension technology and is an SQ mAb targeting IL-13. Subject to regulatory clearance, we anticipate initiating a Phase 1 clinical trial of APG777 in healthy volunteers in      , based on equivalent or better in vitro potency to lebrikizumab in head-to-head studies in NHPs and other improved drug properties, including half-life extension, which could result in a reduction in injection burden.
Our second most advanced program, APG808, leverages half-life extension technology and is an SQ mAb targeting IL-4Rα. We expect to nominate a development candidate for the treatment of COPD in       based on equivalent or better in vitro potency to DUPIXENT in head-to-head studies in NHPs and other improved drug properties, including half-life extension.

Our third program, APG990, leverages half-life extension technology and is an SQ mAb targeting OX40L. We expect to nominate a development candidate in       if we observe equivalent or better in vitro potency to amlitelimab and other improved drug properties, including half-life extension in head-to-head studies in NHPs.
Our fourth program, APG222, targets both IL-13 and OX40L using one or more SQ mAbs that leverage half-life extension technology. We believe targeting both IL-13 and OX40L has the potential to improve clinical outcomes in AD over current standard of care biologic therapies.
Half-Life Extension and Antibody Engineering Technologies
Our antibody engineering programs are designed to improve antibody candidate attributes, including half-life extension, in vitro potency, bioavailability and decreased PK variability, as well as those attributes essential for manufacturability and high concentration formulation (i.e. viscosity, solubility and stability) to generate assets with potentially best-in-class profiles. Each of our programs utilize YTE or LS amino acid substitutions and are designed to significantly extend the half-life of antibodies by supercharging the body’s innate recycling mechanism for antibodies. Antibodies in circulation are naturally taken up by cells and degraded, which limits the half-life in circulation. Cells have evolved a mechanism to spare certain antibodies from degradation and return them to circulation, thus extending their half-life. This recycling mechanism works via the neonatal Fc receptor (FcRn). Antibodies are internalized into a cell via pinocytosis, the process of extracellular fluid and substances (including antibodies), being invaginated, or brought into, the cell resulting in an internalized vesicle. The process of pinocytosis is non-specific, meaning uptake of fluid and substances is not regulated in any way. The internal vesical, or endosome, fuses with lysosomes, the specialized organelle or area in the cell that is able to break down and digest biomolecules. When antibodies are taken up by lysosomes, they can bind to FcRn on the membrane surface of the endosome in the acidic conditions within the lysosomes, which spares them from degradation. The antibody can then be returned to the cell surface with the membrane of the endosome and released back into circulation. This process is shown in Figure 6 below.
Figure 6 — Our half-life extended mAbs are designed to be recycled back into circulation more readily so drug exists at much higher levels for longer duration of effect

Apogee mAb
YTE
1st gen mAb
Blood Stream
FcRn
Pinocytosis
Antibody Degradation
Antibody Recycling
FcRn bound Apogee mAbs
Apogee mAbs released back to the blood stream
FcRn chaperones mAbs to cell surface
Endosome

This natural mechanism of antibody recycling has been exploited by antibody engineers. Specifically, modifications to antibodies that increase the affinity for FcRn were developed in the early 2000s. One such modification was to the fragment crystallizable region (Fc region) of antibodies in the form of a triple substitution: M252Y/S254T/T256E. Referred to as “YTE amino acid substitution” due to the three amino acid changes, this triple substitution has been observed to result in an approximately ten-fold increase in binding affinity of antibodies to FcRn compared to antibodies without YTE amino acid substitution in third-party studies. The increased affinity of antibodies with YTE amino acid substitution for FcRn results in increased antibody recycling (i.e., less lysosomal degradation) and a prolonged half-life. LS is a double amino acid substitution (M428L/N434S) that works similarly to the YTE substitution and increases the antibodies affinity for FcRn, which leads to a prolonged half-life compared to wild type counterparts.
There is the potential for at least two significant benefits to antibodies that are engineered with a half-life extension amino acid substitution:
▪
Significantly increased half-life, leading to the potential for greater duration of effect.   The typical half-life for an IgG antibody is typically 11 to 30 days. By contrast, IgG antibodies with half-life extension amino acid substitutions, such as YTE, have the potential to increase human half-life three- to four-fold compared to non-YTE mAbs, with half-lives observed to often exceed 100 days in third-party trials. The half-life extension allows the drug to remain in the body for a longer period of time and therefore have additional action. The prolonged half-life results in more sustained concentrations, or levels of drug in the blood stream, often measured in area under the curve (AUC) between two time points.

▪
Decreased variability in drug exposure from person to person, leading to the potential for more consistent clinical outcomes.   For example, the magnitude of half-life extension that YTE amino acid substitution confers has been observed to be relatively consistent from person to person in third-party trials. For this reason, the typical factors that can vary amongst different people and give rise to variability in drug exposure from person to person have less of an impact for YTE antibodies. Decreased variability in exposure from one person to the next means the amount of drug in the body is more similar from one person to the next, which could help to better predict how people respond to the drug.

Half-life extension amino acid substitutions, such as YTE and LS amino acid substitutions, have been introduced to monoclonal IgG1 in a wide variety of human therapeutics
YTE amino acid substitutions have been introduced in numerous mAbs in late-stage ongoing clinical trials (e.g., depemokimab) and completed trials (e.g., motavizumab-YTE and ziltivekimab), as well as two approved products, BEYFORTUS and EVUSHELD. The targets of these antibodies include cytokines (IL-5 for depemokimab and IL-6 for ziltvekimab) and viruses (RSV for motavizumab-YTE and BEYFORTUS and SARS-CoV02 for EVUSHELD).
Similarly, LS amino acid substitutions have been introduced into numerous mAbs in early- and late-stage clinical trials (e.g., VIR-7831, VIR-2482 and VRC01LS) as well as approved products (e.g., ULTOMIRIS® and XEVUDY). The targets of these antibodies include complement (C5 for ULTOMIRIS) and viruses (SARS-CoV-2 for XEVUDY, HBsAg for VIR-2482 and HIV for VRC01LS).
The safety and immunogenicity profile of YTE- or LS-modified mAbs compares favorably to non-YTE or non-LS modified mAbs with identical targets
For example, in third-party clinical trials, the safety profile of motavizumab-YTE was comparable to that of the parent antibody, motavizumab, with no significant difference in the occurrence of self-limited AEs. Similarly, a Phase 1 trial of depemokimab, an anti-IL-5 with a YTE amino acid substitution for half-life extension, was notable for its overall benign safety profile and similar AE rate compared to mepolizumab (NUCALA), an anti-IL-5 without half-life extension. Finally, among infants with prematurity or other RSV risk factors, serious adverse event (SAE) frequency and type were comparable between nirsevimab (YTE) and palivizumab (non-YTE)-dosed infants.
In human subjects, we are not aware of administration of mAbs bearing YTE amino acid substitutions being associated with greater immunogenicity than unmodified mAbs. For example, similar levels of anti-drug antibodies (ADAs) have been measured in motavizumab as compared to motavizumab-YTE. As another example, nirsevimab, a mAb with YTE amino acid substitution targeting RSV, exhibited lower levels of ADAs than an antibody for the same target without the YTE amino acid substitution (palivizumab).
Similarly, administration of mAbs bearing LS amino acid substitutions does not appear to confer any additional safety risk or immunogenicity risk. For example, ULTOMIRUS (ravulizumab) is an LS modified version of

SOLIRIS (eculizumab). In third-party clinical trials, the AE profile of ULTOMIRUS and SOLIRIS were shown to be a similar in a head-to-head study and one ADA-positive sample was found in each treatment arm.
APG777
Our most advanced program, APG777, leverages YTE amino acid substitution half-life extension technology and is an SQ mAb targeting IL-13 in the same manner as lebrikizumab. We plan to evaluate APG777 in AD, as well as a number of expansion indications, including asthma.
Based on preclinical studies, we believe APG777 has the potential for significantly improved dosing over standard of care. In our head-to-head studies of APG777 and lebrikizumab in NHPs, both IV and SQ formulations of APG777 showed a significantly longer half-life than lebrikizumab. In these studies, APG777’s half-life was 28 days, as compared to 17 to 18 days for lebrikizumab, as shown in Figure 7 below.
Figure 7 — Head-to-head comparison of NHP PK for APG777 and lebrikizumab

NHP PK, IV administration
NHP PK, SQ administration
Serum Concentration (ng/mL)
10^5
10^4
10^3
10^2
APG777
half-life 28 days
Lebrikizumab
half-life 18 days
Lebrikizumab
half-life 17 days
0
20
40
60
80
100
Days Post-Injection
Lebrikizumab
APG777

Note: N=3 per group. Two of three NHPs in the lebrikizumab SQ arm developed ADAs by day 40 (datapoints associated with ADAs are excluded). Error bars for APG777 IV are not visible for some time points due to very low variability.

We expect APG777 to have a human half-life of approximately 80 to 110 days based on data from other YTE antibodies for soluble targets, which provided evidence that half-life in humans is three to four times greater than in NHPs. As shown in Figure 8 below, this is largely consistent with previous clinical observations of mAbs with YTE amino acid substitution.
Figure 8 — YTE mAbs extended half-life in NHPs has consistently translated to significantly greater human half-life than non-YTE mAbs
With only a 33-day human half-life (which, to our knowledge, would be lower than the lowest half-life for a mAb with the YTE amino acid substitutions reported to date), we believe we can achieve an every two month maintenance dosing schedule with similar exposure as lebrikizumab. With only a 50-day half-life, we believe we can achieve an every three month maintenance dosing schedule with similar exposure as lebrikizumab. Compared to more frequent dosing schedules associated with existing AD therapies, every two or three month dosing is significantly more convenient for patients, enabling them to better adhere to their dosing schedule. Additionally, every two or three month dosing improves quality of life given that many patients experience “needle fatigue” and pediatric patients in particular often suffer from fear of needles.
We plan to initiate a Phase 1 trial of APG777 in healthy volunteers in      , subject to regulatory clearance, and expect initial SQ PK and safety data from this trial in      . Generally, the half-life of mAbs is consistent between healthy volunteers and patients since mAbs are degraded by endogenous catabolic processes and are not subject to the same drug-drug interaction potential of many traditional small molecules. Consequently, this gives us confidence that the PK parameters derived from the Phase 1 trial in healthy volunteers can be used to effectively model dosing regimens in the subsequent Phase 2 and Phase 3 safety and efficacy trials in patients with AD and other I&I indications.
Pending data from our Phase 1 trial in healthy volunteers, we plan to initiate a Phase 2 trial in patients with AD in      . We plan to enroll moderate-to-severe AD patients in a randomized, placebo-controlled Phase 2 trial. The primary data readout will be after 16 weeks on trial, which is consistent with late-stage trials for lebrikizumab, ADBRY and DUPIXENT, among other agents studied in AD. Primary outcomes will include, but will not be limited to, percent change from baseline in EASI and proportion of patients achieving an IGA scale 0/1 and EASI-75. At the end of the primary 16-week trial, patients will rollover to continue treatment on either a maintenance or open-label extension trial. We expect topline 16-week proof-of-concept data for this

Phase 2 trial in      . In addition, based on our initial clinical data, we may initiate a Phase 2 trial in asthma in      , and expect to further evaluate opportunities to develop APG777 for other I&I indications, including AA, CRSwNP, CSU, EoE and PN.
APG777’s target, IL-13, has no known non-disease function
APG777’s target, IL-13, is a cytokine with no known non-disease function such as growth or metabolism. IL-13 is a cytokine primarily produced by activated Th2 cells. Its primary role in normal physiology is to generate a Th2 response to parasitic infection. While increased IL-13 production has been implicated in a variety of indications, such as AD, asthma and certain types of cancer, the absence of IL-13 in animal models has not been tied to disease. In third-party studies, mice that lacked IL-13 (IL-13−/− knockout mice) were observed to be healthy and exhibited normal behavior under typical laboratory conditions.
IL-13 signaling begins with the binding of IL-13 to IL-13Rα1, forming an inactive complex that then binds to IL-4Rα to form the complete, active receptor heterodimer. The active receptor recruits members of the JAK family of enzymes, triggering a signaling cascade that results in the expression of pro-inflammatory cytokines and leads to an immune response by the body.
IL-13 is a known driver of AD pathogenesis and broader I&I indications
The pathogenesis, or underlying molecular cause of the disease, of AD involves both genetic and environmental factors that interact to produce a complex immune response. Genetic factors associated with AD include variations in genes that regulate the immune response, such as those encoding for IL-4, IL-13 and IL-31.
AD is characterized by a Th2 response, which describes Th2 cells, a subset of white blood cells, that produce small proteins called cytokines, like IL-13, which regulate inflammation, immune response and tissue repair. Overactivation of Th2 cells contributes to several allergic diseases, including AD, and chronic dysregulation of cytokine production and signaling leads to chronic inflammation and skin barrier dysfunction in AD.

More specifically, IL-4, IL-5 and IL-13 are all associated with Th2 response and IL-4 and IL-13 play a key role in the impairment of the skin barrier in AD, which leads to transepidermal water loss and susceptibility to irritants and allergens, creating an inflammatory positive feedback loop that is characteristic of AD. In third-party studies, IL-13 was observed to be elevated in skin lesions of patients with both acute and chronic AD compared to uninvolved skin and normal skin (see left panel of Figure 9 below) and was shown to be elevated to a greater extent than IL-4 in the skin of AD patients (see right panel of Figure 9 below).
Figure 9 — Cytokine expression in AD and Non-AD skin samples in third-party studies

mRNA expression in AD patients
No. IL-13 mRNA positive cells/field
35
30
25
20
15
10
0
p < 0.05
p < 0.05
p < 0.05
p < 0.001
p < 0.01
p < 0.05
Acute AD
Chronic AD
Uninvolved skin
Normal
Psoriasis
Protein expression in AD patients (ng/ug)
100
80
60
40
20
0
81
11
IL-13
IL-4

Sources: Hamid Q et al. J Allergy Clin Immunol. 1996 Jul;98(1). Koppes SA et al. Int Arch Allergy Immunol. 2016;170(3).
IL-13 signals through the formation of the IL-13Rα1-IL-4Rα heterodimer. In turn, the active IL-13Rα1-IL-4Rα heterodimer, through a signaling cascade, leads to skin barrier defects, immune cell recruitment, tissue inflammation, lichenification (skin thickening) and pruritis (skin itching). APG777 is designed to interrupt the heterodimer formation and thus disrupt IL-13 signaling as shown in Figure 10 below.

Figure 10 — APG777 is designed to disrupt IL-13 signaling by preventing the formation of the IL-13Rα1-IL-4Rα heterodimer

Active IL-13 signaling
IL-13Rα1
IL-13
IL-4Rα
IL-13 driven disease
APG777
APG777
YTE
IL-13
IL-13 signaling disrupted

Third-party clinical data support that targeting IL-13 provides meaningful clinical benefit for patients with AD and has shown an acceptable and durable safety profile; however, the full understanding of the potential for targeting IL-13 for AD has only been understood recently.
Despite being in development since 2004, lebrikizumab’s clinical data in AD and the science behind its mechanism of action targeting IL-13 was only elucidated in recent years. A timeline of lebrikizumab’s development in AD is summarized below, which provides increasing clinical evidence for its mechanism of action:
▪
2004: lebrikizumab intellectual property filed

▪
2016: positive Phase 2a trial results from topical corticosteroid (TCS) combination study presented by Genentech

▪
2017: Dermira licenses lebrikizumab from Genentech

▪
2018: Phase 2b trial launched by Dermira, including higher doses than have previously been tested

▪
2019: positive Phase 2b trial results presented demonstrating similar data for primary and secondary endpoints as compared to DUPIXENT

▪
2019: replicate Phase 3 trials launched by Dermira

▪
2020: Eli Lilly and Company acquires Dermira

▪
2022: positive Phase 3 data, from two replicate studies, presented confirming similar data for primary and secondary endpoints as compared to DUPIXENT

▪
2022: positive Phase 3 maintenance data presented demonstrating similar data on key endpoints for both every two week and every four week dosing for lebrikizumab

In addition to AD, elevated IL-13 has been observed in other inflammatory conditions such as asthma, CRSwNP and EoE.
Safety profiles of third-party IL-13 mAbs
The safety profile of IL-13 inhibition in third-party clinical trials has been well-documented. Commercially available IL-13 mAbs and those in late-stage clinical development have demonstrated acceptable and durable safety and tolerability profiles. Completed Phase 2b trials in AD for IL-13 mAbs ADBRY and lebrikizumab, which used higher doses and higher frequency of drug administration, did not show a dose-dependent AE trend.
Two meta-analyses published in 2018 further support the safety of IL-13 agents. The first, analyzing 25 clinical trials, did not identify any major safety concerns (e.g., infectious, cardiovascular, neurovascular and malignant safety signals rates were not seen above background), while the second, based on more recent data, found that ADBRY and lebrikizumab had acceptable safety profiles with only one AE, mild-moderate conjunctivitis, showing an increased rate compared to placebo (RR 2.32, P<0.001).
In conclusion, available third-party clinical data support that targeting IL-13 can have meaningful clinical benefits for patients with AD with an acceptable and durable safety profile.
Efficacy profiles of third-party IL-13 mAbs in AD
Outcomes in AD are primarily reported using two measures: IGA and EASI. In third-party Phase 3 clinical trials, two IL-13 mAbs, ADBRY and lebrikizumab, have shown statistically significant and clinically meaningful changes for both proportion of patients achieving IGA 0/1 and EASI-75, which were the primary endpoints in clinical trials for both treatments, at 16 weeks with every two week dosing.
ADBRY showed 15.8% and 22.2% of treated patients achieved IGA 0/1 compared to 7.1% and 10.9% on placebo across two Phase 3 trials, respectively. Further, 25.0% and 33.2% of ADBRY-treated patients achieved EASI-75 compared to 12.7% and 11.4% on placebo, respectively. All differences were statistically significant.
Lebrikizumab showed 43.0% and 33.1% of treated patients achieved IGA 0/1 compared to 12.8% and 10.9% on placebo across two Phase 3 trials, respectively. Further, 59.3% and 50.8% of lebrikizumab-treated patients achieved EASI-75 compared to 16.4% and 18.2% on placebo, respectively. All differences were statistically significant.
In summary, efficacy for IL-13 mAbs has been shown to be statistically and clinically significant in third-party Phase 3 clinical trials, validating IL-13 as a target for AD.
Not all third-party IL-13 mAbs have similar efficacy data, which we believe stems from the epitope of the mAb
While multiple third-party IL-13 mAbs (e.g., ADBRY and lebrikizumab) have shown meaningful clinical benefit for patients with AD, the magnitude of benefit has differed among agents. Specifically, with lebrikizumab treatment, approximately 10 to 20 percentage points more patients achieved IGA 0/1 and approximately 15 to 30 percentage points more patients achieved EASI-75 when compared cross-trial to ADBRY. We believe a difference in epitopes in part explains this difference.
As previously described, IL-13 signaling begins with the binding of IL-13 to IL-13Rα1, forming an inactive complex that then binds to IL-4Rα to form the complete, active receptor heterodimer. This active receptor heterodimer is key to the pathogenesis of AD. Therefore, we believe a therapeutic approach for AD needs to prevent the formation of this heterodimer.

As shown in Figure 11 below, a 3D rendering of human IL-13, the dark blue highlights the epitope of lebrikizumab, which overlaps with APG777’s epitope. Importantly, these epitopes also overlap with the IL-4Rα epitope on IL-13. Thus, we believe mAb binding to this location is likely to prevent the formation of the IL-13Rα1-IL-4Rα heterodimer, limiting the inflammatory signaling that is key to AD. This contrasts with the epitope of ADBRY, highlighted in gray, which does not overlap with the IL-4Rα epitope on IL-13 and therefore we believe may have a more limited ability to prevent heterodimerization.
Figure 11 — 3D rendering of human IL-13 and epitopes for antibodies and receptors that bind to IL-13

Human IL-13 (side 1)
Human IL-13 (side 2)
180°
Epitope (binding region)
APG777/lebrikizumab (overlapping region)
IL-4Rα
ADBRY
IL-13Rα1/IL-13Rα2 (overlapping region)
IL-13Rα2

Furthermore, IL-13 also binds a second receptor, IL-13Rα2. Often described as a “decoy” receptor, IL-13Rα2 has a limited cytoplasmic domain and does not appear to mediate signal. IL-13Rα2 does, however, bind to IL-13 with very high affinity, effectively removing IL-13 from circulation. Third-party studies involving IL-13Rα2 knockout mice demonstrated worsened atopic features, including fibrosis and itch.
ADBRY, but not lebrikizumab or APG777, has an epitope that inhibits the binding of IL-13 to IL-13Rα2, which could lead to increased circulating IL-13 levels and, in a counterproductive fashion, worsen AD.
There is clinical support for the mechanism of preventing heterodimerization of IL-13Rα1 and IL-4Rα, regardless of target, as key to providing enhanced clinical benefit for patients with AD
While working against another target, third-party clinical trial data of DUPIXENT demonstrated similar efficacy compared to separate third-party clinical trial data of lebrikizumab, but superior data compared to separate third-party clinical trial data of ADBRY.

DUPIXENT
As shown in Figure 12 below, in two Phase 3 trials of DUPIXENT dosed every two weeks in patients with AD, at 16 weeks, DUPIXENT showed 38.0% and 36.1% of treated patients achieved IGA 0/1 compared to 10.3% and 8.5% on placebo, respectively. Further, 51.3% and 44.2% of patients treated with DUPIXENT achieved EASI-75, compared to 14.7% and 11.9% on placebo, respectively. All differences were statistically significant.
Figure 12 — Mean results of two Phase 3 trials of DUPIXENT as a monotherapy
Of the 16-week responders who received DUPIXENT every two weeks during the induction period, 44% of patients dosed every four weeks and 54% of patients dosed every two weeks in the maintenance period achieved IGA 0/1 and 58% of patients dosed every four weeks and 72% of patients dosed every two weeks in the maintenance period achieved EASI-75 at 52 weeks.
Lebrikizumab
As shown in Figure 13 below, in two Phase 3 trials of lebrikizumab dosed every two weeks in patients with AD, at 16 weeks, lebrikizumab showed 43.1% and 33.2% of treated patients achieved IGA 0/1 compared to 12.7% and 10.8% on placebo, respectively. Further, 58.8% and 52.1% of patients treated with lebrikizumab achieved EASI-75, compared to 16.2% and 18.1% of patients on placebo, respectively. All differences were statistically significant.
Figure 13 — Mean results of two Phase 3 trials of Lebrikizumab as a monotherapy
Of the 16-week responders who received lebrikizumab every two weeks during the induction period, 78% of patients dosed every four weeks and 71% of patients dosed every two weeks in the maintenance period achieved IGA 0/1 and 82% of patients dosed every four weeks and 78% of patients dosed every two weeks in the maintenance period achieved EASI-75 at 52 weeks.

ADBRY
As shown in Figure 14 below, in two Phase 3 trials of ADBRY dosed every two weeks in patients with AD, at 16 weeks, ADBRY showed 15.8% and 22.2% of treated patients achieved IGA 0/1 compared to 7.1% and 10.9% on placebo, respectively. Further, 25.0% and 33.2% of patients treated with ADBRY achieved EASI-75, compared to 12.7% and 11.4% of patients on placebo, respectively. All differences were statistically significant.
Figure 14 — Mean results of two Phase 3 trials of ADBRY as a monotherapy
We believe there is a mechanistic reason for the similarity between lebrikizumab and DUPIXENT’s data, namely that they both prevent the heterodimerization of IL-13Rα1 and IL-4Rα. As described above, lebrikizumab’s epitope overlaps with the IL-4Rα epitope, effectively preventing heterodimerization. While targeting IL-4Rα instead of IL-13, DUPIXENT also interrupts heterodimerization of IL-13Rα1 and IL-4Rα. At a mechanistic level, both lebrikizumab and DUPIXENT, but not ADBRY, function similarly despite having different targets which we believe, at least in part, explains the similarity in clinical data for AD observed between the two compounds.
IL-13 is a soluble cytokine which exists at low concentrations in circulation, making it highly amenable to half-life extension
Half-life for antibodies is a product of degradation or elimination through three pathways: pinocytosis, target-mediated drug disposition (TMDD) and receptor-mediated endocytosis.
▪
Pinocytosis is a non-specific process in which extracellular fluid and substances are brought into the cell, resulting in an internalized vesicle. This internal vesical then fuses with lysosomes. All antibodies are subject to this elimination pathway.

▪
TMDD is a receptor-mediated endocytosis process, meaning that the interactions of the antibody with the receptor on the cell surface results in the internalization of the antibody and subsequent degradation via lysosomes, specialized organelles, or areas within the cell that degrade molecules and other biomaterial. Only mAbs with receptor targets, such as DUPIXENT, which targets IL-4Rα, are subject to this elimination pathway. mAbs with soluble targets, such as lebrikizumab and APG777, which target the soluble cytokine IL-13, are not eliminated via TMDD.

▪
Receptor-mediated endocytosis is the binding of antibodies to Fc-gamma-receptors, which are present on many immune cells, can also trigger an elimination process similar to TMDD. However, third-party preclinical studies have demonstrated that this degradation pathway plays only a minor role in the elimination of antibodies, if at all.

Importantly, antibody recycling through FcRn only impacts degradation via pinocytosis and has no impact on elimination via TMDD. Half-life extension through YTE amino acid substitution, which increases affinity for FcRn, therefore increasing recycling and antibody half-life, is more limited for receptor targets than soluble targets. This is because mAbs with receptor targets are subject to TMDD in addition to pinocytosis. Therefore, we believe soluble targets, like IL-13, which APG777 has been engineered to target, have potential for the longest half-life extension with YTE amino acid substitution.

APG777 and lebrikizumab have the same epitope on IL-13
Epitope binning describes a technique that characterizes whether two antibodies specific to the same target (in this case, IL-13) can each bind the target at the same time. mAb pairs are binned together if they block each other’s ability to bind to the target antigen. mAb pairs that are found to bin together typically bind to the same or similar epitopes on the antigen.
To characterize the binning of APG777 and lebrikizumab, lebrikizumab was immobilized to a sensor chip surface capable of measuring mAb-antigen interactions. IL-13 was first injected into the flow channel, where binding of IL-13 to lebrikizumab generated a response. APG777 was then subsequently injected into the flow channel and the interaction response was recorded. In these studies, no response was observed after APG777 injection. This indicated that APG777 and lebrikizumab binned together and provided evidence to support that the two mAbs likely bind to a similar or the same epitope on IL-13.
In a similar study, ADBRY was found to have a binding response, suggesting that it has a different epitope on IL-13 than lebrikizumab.
These studies provide evidence that APG777 binds the same region on IL-13 as lebrikizumab and therefore they are more likely to have the same biological effect than if APG777 recognized a different region.
APG777 matched the preclinical activity of lebrikizumab and DUPIXENT across all relevant assays
APG777 was engineered to demonstrate similar preclinical activity to lebrikizumab and DUPIXENT. Specifically, several assays were used to assess not only affinity for binding to IL-13, but downstream functional inhibition of the IL-13/IL-4 pathway, meaning after IL-13Rα1 and IL-4Rα heterodimerization. Measuring downstream functional inhibition of the pathway is critical as this measures the mAb’s impact not only on IL-13, but also the impacts of the resulting inflammatory cascade that causes the features, signs and symptoms associated with AD. To measure these parameters, APG777 was tested in vitro across four assays: Human Affinity by SPR, Inhibition of pSTAT6 Induction, Inhibition of TF-1 Proliferation and Inhibition of TARC Secretion. These assays are described in detail below and outputs are measured in IC90, the concentration or amount of drug it takes to cause a 90% inhibition in the assay.
Results from our head-to-head preclinical studies demonstrated that each of ADBRY, lebrikizumab and APG777 had similar affinity for IL-13 (see Figure 15 below). Notably, since DUPIXENT does not target IL-13, it cannot be compared in this assay, but can be tested in assays on pSTAT6, TF-1 proliferations and TARC release as these assays measure inhibition in the IL-13/IL-4 pathway downstream. Therefore, we believe less inhibition in these assays would suggest less impact on AD as it is driven by IL-13Rα1-IL-4Rα heterodimerization. On these assays, DUPIXENT, lebrikizumab and APG777 all showed similar inhibition, whereas ADBRY showed inferior downstream inhibition, as demonstrated by the higher IC90, which suggests greater drug concentrations are needed to obtain the same in vitro potency. This provides preclinical evidence of similar in vitro potency among DUPIXENT, lebrikizumab and APG777 across a variety of in vitro assays.

Figure 15 — Head-to-head studies of APG777, ADBRY, DUPIXENT and lebrikizumab in our preclinical assays

Affinity to human IL-13 (pM)
APG777	**78**
ADBRY	116
Lebrikizumab	131

Affinity to human IL-13 by SPR

- Measures the tightness of binding to human IL-13, which is a prerequisite for receptor blocking.
- Lower numbers indicate tighter binding.

Upstream
Downstream

IL-13Ra1/IL-4Ra heterodimerization

Inhibition of pSTAT6 Induction
% Inhibition of pSTAT6
100
50
0
0.001
0.01
0.1
1
10
100
Antibody Concentration (nM)

STAT6-mediated signaling is required for the development of T-helper type 2 (Th2) cells and Th2 immune response.

- STAT6 is primarily activated by IL-4 and IL-13.

	IC_{90} (nM)
APG777	0.56
ADBRY	1.34
DUPIXENT	0.58
Lebrikizumab	0.46

Inhibition of TF-1 Proliferation
% Inhibition TF-1 Proliferation
100
50
0
0.01
0.1
1
Antibody Concentration (nM)

- Widely used ‘workhorse’ system for functional immune assays.
- Expresses myriad cell-surface receptors as well as intracellular signaling mediators that are endogenous to most immune cell-types.

	IC_{90} (nM)
APG777	0.27
ADBRY	3.55
DUPIXENT	0.42
Lebrikizumab	0.31

Inhibition of TARC Secretion
% Inhibition of TARC Release
100
50
0
0.01
0.1
1
10
100
Antibody Concentration (nM)

TARC Secretion is a critical step in Th2 inflammation.

- TARC is a primary chemo-attractant that augments type 2 inflammatory disorders.
- TARC recruits skin-homing Th2 cells and eosinophils into skin tissues where they amplify inflammation-mediated tissue damage.

	IC_{90} (nM)
APG777	1.40
ADBRY	27.96
DUPIXENT	13.41
Lebrikizumab	1.37

APG777 Has the Potential for Significantly Improved Dosing Over Standard of Care
APG777 has demonstrated significantly extended half-life in NHPs
To demonstrate APG777’s potential to improve dosing over current and anticipated standard of care mAbs in AD, among other diseases, we studied APG777 in female NHPs following a single bolus dose of 3 mg/kg, given either IV or SQ. Blood samples were collected serially starting with a sample pre-dose and subsequently at 0.167, 1, 4, 8, 24, 48, 96, 168, 336, 504, 674, 840, 1334, 1680 and 2160 hours post-dose. Data was analyzed to show mean serum concentration with standard deviation over time and a regression fit was performed.
In our head-to-head studies of APG777 and lebrikizumab in NHPs, both IV and SQ formulations of APG777 showed a significantly longer half-life than lebrikizumab. In these studies, APG777’s half-life was 28 days, as compared to 17 to 18 days for lebrikizumab, as shown in Figure 16 below.
Figure 16 — Head-to-head comparison of NHP PK for APG777 and lebrikizumab

Note: N=3 per group. 2 of 3 animals in the lebrikizumab SQ arm developed ADAs by day 40 (datapoints associated with ADAs are excluded). Error bars for APG777 IV are not visible for some time points due to very low variability.
In a non-head-to-head comparison against third-party NHP data, APG777 demonstrated the highest normalized AUC0-∞ (Cnorm*day), or area under the curve (AUC) from dosing to infinity, among antibodies with the YTE substitution, as shown in Figure 17. We believe this showed that APG777’s PK profile provided the greatest sustained concentrations, or levels of drug in the blood stream, relative to other antibodies with the YTE substitution.

Figure 17 — NHP PK and AUC for mAbs with YTE substitution
We expect this NHP half-life data to translate to a human half-life of approximately 80 to 110 days based on comparable mAbs with YTE amino acid substitution
Given that half-life extension for mAbs with YTE amino acid substitution is dependent on the type of target (receptor versus soluble), we examined the translation of NHP half-life data to human half-life data for mAbs with soluble targets and found that human half-life is approximately three to four times longer than NHP half-life (mean: 3.5x, median: 3.1x), as shown in Figure 18 below.
Figure 18 — NHP and human half-life data of mAbs with and without the YTE amino acid substitution

Human: NHP half-life ratio
Implied APG777 half-life
APG777 maintenance dosing
3.7x
103 days
Every 6 months
3.5x
Average of YTE mAbs
1.8x
50 days
Every 3 months
1.2x
33 days
Every 2 months
YTE mAbs
Non-YTE mAbs
Human Half-Life (Days)
200
100
10
NHP Half-Life (Days)
0
10
20
30
40

We expect APG777 to have a human half-life of approximately 80 to 110 days based on data from other YTE antibodies for soluble targets, which showed a half-life in humans that is three to four times greater than in NHPs, as shown in Figure 19 below.
Figure 19 — NHP and human half-life Data of mAbs with and without the YTE amino acid substitution

(1)
As reported in studies conducted by the sponsor of each of these product candidates or in the label of approved products.

Based on our PK modeling, with only a 33-day human half-life (which, to our knowledge, would be lower than the lowest half-life for a mAb with the YTE amino acid substitutions reported to date), we believe we can achieve an every two month maintenance dosing schedule with similar exposure as lebrikizumab. With only a 50-day half-life, we believe we can achieve an every three month maintenance dosing schedule with similar exposure as lebrikizumab, each as shown in Figure 20 below.
Figure 20 — APG777 NHP half-life, predicted human half-life and predicted dosing interval

(1)
Based on steady state PK simulations made with parameters for APG777 identical to lebrikizumab except changes in dose and kelimination.

APG777 can achieve every two month dosing if it demonstrates a half-life of at least 33 days and every three month dosing if it demonstrates a half-life of at least 50 days
To understand the maintenance dosing schedule that APG777 may be able to achieve, we used known PK parameters for lebrikizumab. These PK parameters provide an understanding of how lebrikizumab is distributed throughout the body and cleared. Based on these known parameters, we built a two-compartment PK model with first-order absorption, which is standard for mAbs, to predict both lebrikizumab’s and APG777’s concentration, or drug levels, over time. Key parameters included 0.156 L/day for clearance (CL), 4.10 L for central volume (Vc), 0.239 day-1 for absorption rate (ka) and 85.6% for bioavailability.
We believe that efficacy in inflammatory conditions, such as AD, is driven by Ctrough, or the minimal concentration of the mAb. Therefore, based on the model described above, we set APG777’s target Ctrough to be equal to lebrikizumab’s Ctrough in maintenance with every one month dosing, which was 31.3 mg/L. Given the overlapping epitopes of lebrikizumab and APG777, and similarity in potency across multiple in vitro assays, we believe this provides us a way to predict needed exposures for potential clinical activity of APG777. By modeling Kelimination, the elimination rate constant or the fraction of drug eliminated in a given time, and half-life to maintain APG777 concentrations above 31.3 mg/L, we approximate at least a 33-day half-life would be required to dose APG777 every two months in maintenance and at least a 50-day half-life would be required to dose APG777 every three months in maintenance assuming a dose of 300 mg.
Thus, with only a 33-day human half-life (which, to our knowledge, would be lower than the lowest half-life for a mAb with the YTE amino acid substitutions reported to date), we believe we can achieve an every two month maintenance dosing schedule with similar exposure as lebrikizumab. In addition, with only a 50-day half-life, we believe we can achieve an every three month maintenance dosing schedule with similar exposure, including Ctrough, as lebrikizumab.
An Extensive Nonclinical Program Has Been Initiated to Characterize the Toxicology, Toxicokinetics and ADA Profile of APG777 in NHPs
After evaluating APG777 across a broad range of species, NHPs represented the only pharmacologically relevant species for evaluation. Studies are being conducted using an SQ route of administration, as this is the intended route of human administration. Three general toxicology studies with APG777 were designed to assess the toxicology, toxicokinetics and presence of ADAs in NHPs. These include a single-dose non-GLP dose-range finding study, as well as one-month and six-month GLP toxicology studies. In addition, a GLP tissue cross-reactivity study is planned to assess in vitro binding of APG777 in a panel of human tissues.
Our single-dose, non-GLP study in NHPs was completed with no adverse findings in all cohorts, including the highest dose tested
Our single-dose non-GLP study in NHPs was conducted to select doses for the subsequent one-month and six-month studies in NHPs. No adverse findings were observed at doses up to the maximum feasible dose and the highest dose tested.
We have initiated a GLP toxicology program with APG777, inclusive of one- and six-month studies
In support of our planned Phase 1 clinical trial in healthy volunteers, we are conducting a one-month GLP-compliant toxicology study in NHPs. Further, in support of dosing in clinical trials longer than one month in duration, we are conducting a six-month GLP-compliant toxicology study in NHPs. We believe this study will support progression from Phase 1 to Phase 2 trials of extended duration.
The in-life portion of the one-month GLP-compliant study is complete. No mortalities occurred during the study. The recovery portion of the one-month GLP-compliant toxicology study is still ongoing. The six-month GLP-compliant toxicology study is ongoing. To date, no mortalities have been observed in the six-month GLP-compliant study.
Clinical Development of APG777
We plan to initiate a Phase 1 trial of APG777 in healthy volunteers in      , subject to regulatory clearance, and expect initial SQ PK and safety data from this trial in      .
The Phase 1 trial will be conducted in healthy volunteers and consist of a single ascending dose (SAD) component of the trial and a multiple ascending dose (MAD) component of the trial, which is nested, meaning it will begin before the SAD component of the trial is complete. The trial is a double-blind, placebo-controlled trial. Eight healthy volunteers, six treated with APG777 and two treated with placebo, will be enrolled in each cohort, and we expect to enroll a total of approximately 50 healthy adult subjects in the trial. The primary endpoint is safety. The secondary endpoints will include, but not be limited to, PK, pharmacodynamic and ADA. A schematic of the trial design is shown in Figure 21 below.

Figure 21 — Phase 1 trial design evaluating APG777 in healthy volunteers
We expect initial SQ PK and safety data from this trial in healthy volunteers in      . Generally, the half-life of mAbs is consistent between healthy volunteers and patients. Consequently, we believe that the PK parameters derived from the Phase 1 trial in healthy volunteers can be used to model dosing regimens in the subsequent Phase 2 and Phase 3 trials in patients with AD and other I&I indications.
Pending data from our Phase 1 trial in healthy volunteers, we plan to initiate a Phase 2 trial in patients with AD in      . Broadly, the Phase 2 trial is planned to include moderate-to-severe AD patients in a randomized, placebo-controlled design. Primary data readout will be after 16 weeks of treatment, which is consistent late-stage trials for lebrikizumab, ADBRY and DUPIXENT, among other agents studied in AD. Endpoints will include, but not be limited to, percent change from baseline in EASI and proportion of patients achieving IGA 0/1 and EASI-75. At the end of the primary 16-week trial, patients will rollover to continue treatment on either a maintenance or open-label extension trial. We expect topline 16-week proof-of-concept data for this Phase 2 trial in      .
Expansion opportunities for APG777
IL-13 has been found to be elevated in other inflammatory conditions. Based on our initial clinical data, we may initiate a Phase 2 trial in asthma in      , and expect to further evaluate opportunities to develop APG777 for other I&I indications, including AA, CRSwNP, CSU, EoE and PN.
Asthma
We believe asthma to be an important expansion opportunity for APG777 given the significant overlap (31% according to third-party market research studies) with AD and unmet need for extended dosing biologics that do not sacrifice clinical benefit. Patients with moderate or severe asthma who qualify and require biologic treatment have a serious condition that, when not treated appropriately, can lead to additional exacerbations and unnecessary emergency room and hospital visits. Extended duration therapies may lead to increased adherence rates with better control and outcomes for these patients.
Eosinophilic asthma is a recognized subtype associated with increased severity and late-onset asthma. IL-13 can induce immune activation and eosinophilic response broadly, and in the case of asthma, contribute to inflammation, airway hyperreactivity and recruitment of eosinophils to lung tissues. Further, in clinical studies, IL-13 and eosinophils have been shown to be positively correlated in airway lumen. Thus, we believe targeting IL-13 in eosinophilic asthma is a compelling approach.
The success of DUPIXENT in treating eosinophilic asthma further supports the scientific rationale for IL-13/IL-4Rα targeting agents in treating this highly prevalent condition that affects 40 million adults and 12 million children in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom. Currently, the asthma market is greater than $10 billion in the seven major markets. Pending data from our Phase 1 trial in healthy volunteers, we plan to initiate a Phase 2 trial in asthma beginning in       to further explore this opportunity.

APG808
Our second most advanced program, APG808, is an SQ extended half-life mAb targeting IL-4Rα in the same manner as DUPIXENT. We plan to evaluate APG808 in COPD with the potential to evaluate additional I&I indications at a later date.
Based on our head-to-head preclinical studies, we believe APG808 has the potential for significantly improved dosing over standard of care. In these studies of APG808 tool compounds, we have demonstrated the potential to increase the half-life of IL-4Rα-targeting mAbs using half-life extension substitutions. In our head-to-head studies in NHPs, our IL-4Rα tool compound incorporating YTE amino acid substitutions demonstrated half-life of 19 days versus 10 days for DUPIXENT, an increase of 90%. Moreover, in our head-to-head preclinical assay, our leads demonstrated equivalent or better potency of IL-4Rα inhibition compared to DUPIXENT in a head-to-head in vitro assay.
We intend to nominate a development candidate for the APG808 program for the treatment of COPD in      . Following nomination of a development candidate, we plan to conduct the appropriate nonclinical toxicology program to initiate a Phase 1 clinical trial in healthy volunteers, subject to regulatory clearance. Pending data from our Phase 1 trial in healthy volunteers, we plan to initiate a Phase 2 trial in patients with COPD and also intend to evaluate additional expansion opportunities, including AD.
IL-4Rα is a known driver of COPD pathogenesis and broader I&I indications
APG808’s target, IL-4Rα, is a known driver of pathogenesis for a number of diseases and is also targeted by DUPIXENT. By blocking IL-4Rα, we believe APG808 will prevent formation of the IL-13Rα1-IL-4Rα heterodimer, which is understood to be a key pathogenic step in multiple Th2-driven diseases such as AD, asthma, COPD and CRSwNP. As shown in Figure 22 below, blocking IL-4Rα can prevent signaling through both IL-4 and IL-13. Preventing the formation of the IL-13Rα1-IL-4Rα heterodimer in turn prevents recruitment of members of the JAK family of enzymes and prevents the signaling cascade that results in the expression of pro-inflammatory cytokines and leads to an immune response by the body in these diseases.
Figure 22 — APG808 is designed to disrupt IL-13 signaling by preventing the formation of the IL-13Rα1-IL-4Rα heterodimer

Active IL-13 signaling
IL-13Rα1
IL-13
IL-4Rα
IL-13 driven disease
APG808
YTE
APG808
IL-13Rα1
IL-13
IL-4Rα
IL-13 signaling disrupted

COPD has historically been thought of as driven by Th1 immune responses, which are driven by IL-2, interferon-γ and lymphotoxin-α and an associated neutrophilic response. However, more recent third-party data has demonstrated that Th2 immune responses, which are driven by IL-4, IL-5 and IL-13 and associated with an eosinophilic response, are prominent in a subset of COPD patients. Th2 immune responses have been shown to be associated with increased airway inflammation and appear to underlie COPD in a subset of patients and related cytokines have been shown to be upregulated during exacerbations.
The exact mechanism of Th2 immune response leading to airway inflammation is unknown, but is in part driven by allergens driving the adaptive immune response inducing differentiation toward Th2 cells, as well as pollutants, microbes and glycolipids activating ILC2s (Type 2 innate lymphoid cells) to produce Th2-associated cytokines IL-5 and IL-13. Eosinophils have been shown to contribute to bronchoconstriction, fibrosis and mucus production in animal models of COPD. Further, overexpression of IL-13 has been shown in mice lungs to lead to emphysema (air-filled spaces in the lungs), elevated mucus production and inflammation reminiscent of human COPD. Therefore, while still not fully elucidated, Th2 immune response produces some of the hallmark pathologies of COPD.
Third-party clinical trials have demonstrated that up to 52% of patients with COPD have an increased eosinophil count, which is a marker of Th2 immune response. Studies have further demonstrated an association between eosinophilic airway inflammation and severe exacerbations of COPD. There is also epidemiological evidence of a correlation between eosinophils and mortality from COPD exacerbations. DUPIXENT has shown positive Phase 3 data in COPD with increased peripheral eosinophils, which supports the mechanistic and preclinical data for the role of Th2 immune response in COPD.
DUPIXENT has also demonstrated clinical benefit across a range of I&I indications, which supports the broader role of IL-4Rα in numerous conditions. DUPIXENT is approved for AD, asthma, CRSwNP, EoE and PN, each of which required at least one, if not multiple, positive Phase 3 trials in order to be approved. Generally, dosing is on an every other week schedule for DUPIXENT (i.e., 26 injections per year) in these indications. DUPIXENT has also shown positive Phase 3 data in CSU.
Safety profiles of third-party IL-4Rα mAbs
DUPIXENT has consistently shown a manageable AE profile across multiple indications. In AD, only injection site reactions and conjunctivitis have been shown to occur in more than 5% of patients. In other labeled indications, only injection site reactions (across all other indications) and upper respiratory tract infections have been shown to occur in more than 5% of patients.
Another mAb targeting IL-4Rα is CBP-201, which is currently in late-stage development. In a Phase 2b trial in patients with AD, CBP-201 did not demonstrate any AEs in greater than 5% of patients on treatment.
A meta-analysis published in 2018 of 25 clinical trials using agents blocking the IL-4/IL-13 pathway was conducted, which examined the drug-specific and pooled risks of IL-4/IL-13 inhibition. Therapies included those targeting IL-13 (ADBRY, lebrikizumab, GSK679586 and anrukinzumab) and those that block IL-4Rα (dupilumab, pitrakinra and AMG317). This analysis did not identify infectious, cardiovascular, neurovascular or malignant safety signals above background.
Efficacy profiles of third-party IL-4Rα mAbs
Recently, DUPIXENT showed the first Phase 3 clinical data supporting the importance of Th2 immune responses in COPD and demonstrating a substantial clinical benefit in patients with COPD. The topline data from DUPIXENT’s Phase 3 BOREAS trial, which enrolled COPD patients with elevated peripheral eosinophils (≥300 cell/µL), showed a significant reduction of 30% in moderate-to-severe acute exacerbations of COPD (p=0.0005), as well as improved lung function and quality of life. We believe this demonstrates the potential for IL-4Rα targeting to have a significant impact on COPD treatment, for which we believe APG808 could provide the additional benefit of reduced injection burden.
In our preclinical studies, all APG808 program molecules that were selected for lead optimization binned with DUPIXENT
As described previously, epitope binning is a technique used to cluster different mAbs based on the specific region of the antigen (in this case IL-4Rα) that is recognized by the antibody. In binning studies with immobilized

DUPIXENT, no response was observed for all APG808 program leads. This indicated that APG808 and DUPIXENT binned together and provided evidence that the two mAbs likely bind to a similar or the same epitope on IL-4Rα and therefore they are more likely to have the same biological effect than if APG808 program leads recognized a different region.
APG808 program leads have demonstrated equivalent or better potency to DUPIXENT in a head-to-head in vitro assay
APG808 was engineered to demonstrate similar preclinical activity to DUPIXENT in our head-to-head in vitro assay. Specifically, the assay was performed to measure downstream functional inhibition of the IL-13/IL-4 pathway, meaning after IL-13Rα1 and IL-4Rα heterodimerization. Measuring downstream functional inhibition of the pathway is critical, as this measures the mAb’s impact on the inflammatory cascade that causes the features, signs, and symptoms associated with I&I indications, including COPD.
More specifically, the assay was performed to show inhibition of TF-1 proliferation. TF-1 is a human erythroblast cell line that proliferates in response to IL-4 or IL-13. This cell line is a widely used “workhorse” system for a number of functional immune assays owing to its expression of a myriad of cell-surface receptors as well as intracellular signaling mediators that are endogenous to most immune cell-types. Outputs were measured in IC90, the concentration or amount of drug it takes to cause a 90% inhibition in the assay.
In this study, DUPIXENT and APG808 candidate leads showed similar inhibition as shown in Figure 23 below. This provides preclinical evidence of similar in vitro potency among DUPIXENT and APG808 candidate leads.
Figure 23 — Head-to-head comparison of two of the lead candidates for the APG808 program versus DUPIXENT in the TF-1 proliferation assay

APG808 Has the Potential for Significantly Improved Dosing Over Standard of Care
We have demonstrated the potential to increase APG808’s half-life approximately two times over DUPIXENT’s half-life in NHPs
In our single-dose NHP studies, we have demonstrated the potential to increase the half-life of IL-4Rα-targeting mAbs using half-life extension substitutions. In head-to-head studies in NHPs, our IL-4Rα tool compound incorporating YTE amino acid substitutions demonstrated half-life of 19 days versus 10 days for DUPIXENT, an increase of 90%.
Analogous antibodies with half-life extension substitutions have shown half-lives extension over NHP data of approximately two to three times
We plan to incorporate half-life extension technology in APG808 based on antibody recycling, such as YTE or LS amino acid substitutions, as was used in the tool compound data shown above. Antibody recycling through increased affinity for FcRn, as described in the sections above, impacts degradation via pinocytosis, but not elimination via TMDD. Therefore, to understand APG808’s potential half-life in the clinic, we concluded analogs with membrane-bound targets would be the most informative.
As one example, CDX-0159 is an antibody targeting KIT (c-KIT/CD117) receptor tyrosine kinase with YTE amino acid substitutions for half-life extension currently in clinical development. In NHPs, half-life was shown to be 22 days for CDX-0159 compared to 4.8 days for CDX-0158, a non-half-life extended antibody directed at the same target. Clinically, CDX-0159 showed a 32-day half-life, suggesting an approximately one-and-a-half times increase over NHP data. Further, CDX-0159 has shown a human half-life that is approximately five times greater than CDX-0158, the non-half-life extended antibody directed at the same target (half-life of CDX-0159 was 32 days versus 6 days for CDX-0158).
As another example, VRDN-002 is an antibody targeting anti-IGF-1 receptor with recycling-based FC modifications for half-life extension (i.e., YTE or LS or similar amino acid substitutions) currently in clinical development. In NHPs, half-life was shown to be 14 days for VRDN-002 compared to 6.4 days for teprotumumab, a non-half-life extended antibody directed at the same target. Clinically, VRDN-002 showed an approximately 30- to 40-day half-life in an interim analysis, suggesting an approximately two to three times increase over NHP data. Further, VRDN-002 has shown a human half-life that is approximately three to four times greater than teprotumumab, the non-half-life extended antibody directed at the same target (half-life of VRDN-002 was approximately 30 to 40 days compared to approximately 10 to 11 days for teprotumumab).
Therefore, we expect that APG808 would have a human half-life of approximately 30 to 75 days based on two estimation methods. Via the first method, we estimate APG808’s human half-life to be approximately 30 to 60 days based on our tool compound’s 19-day NHP half-life and a one-and-a-half to three times factor going from NHPs to humans as observed for other membrane-bound half-life extended mAbs. Via the second method, we estimate APG808’s human half-life to be approximately 45 to 70 days based on DUPIXENT’s 15-day human half-life and a three to five times factor going from non-half-life extended antibodies to half-life extended antibodies directed at the same receptor target.
APG808 can achieve every six weeks dosing if it demonstrates a half-life of at least 42 days and every two month dosing if it demonstrates a half-life of at least 59 days
To understand the maintenance dosing schedule that APG808 may be able to achieve, we used known PK parameters for DUPIXENT. These PK parameters provide an understanding of how DUPIXENT is distributed throughout the body and cleared. Based on these known parameters, we built a two-compartment model with first-order absorption and parallel linear and Michaelis-Menten elimination, the latter corresponding to TMDD effects associated with targeting membrane-bound IL-4Rα, to predict both DUPIXENT’s and APG808’s concentration, or drug levels, over time. Key parameters included 0.0447 day-1 for elimination rate (ke), 2.74 L for central volume (Vc), 0.306 day-1 for absorption rate (ka) and 64.2% for bioavailability.
We believe that efficacy in inflammatory conditions, such as COPD, is driven by Ctrough, or the minimal concentration of the mAb. Therefore, based on the model described above, we set APG808’s target Ctrough to be equal to DUPIXENT’s Ctrough in maintenance with every two weeks dosing, which was approximately 75 mg/L. Given the planned overlapping epitopes of DUPIXENT and APG808 and similarity in potency across multiple in vitro assays, we believe this provides us a way to predict needed exposures for potential clinical activity of

APG808. By modeling Kelimination and half-life to maintain APG808 concentrations above approximately 75 mg/L, we approximate at least a 42-day half-life would be required to dose APG808 every six weeks in maintenance and at least a 59-day half-life would be required to dose APG808 every two months in maintenance based on our planned dose and formulation.
Thus, with a minimum of 42- or 59-day half-life, which is in range for most mAbs with half-life extension targeting receptors, we believe we can achieve either an every six week or an every two month maintenance dosing schedule, respectively, and maintain similar outcomes as DUPIXENT.
Development Plan for APG808
We intend to nominate a development candidate for the APG808 program for the treatment of COPD in      . Following nomination of a development candidate, we plan to conduct the appropriate nonclinical toxicology program to initiate a Phase 1 clinical trial in healthy volunteers, subject to regulatory clearance. Pending data from our Phase 1 trial in healthy volunteers, we plan to initiate a Phase 2 trial in patients with COPD.
Expansion opportunities for APG808
IL-4Rα biology has been implicated in a number of different indications, including AD, asthma, CRSwNP, EoE, PN and CSU. We intend to evaluate additional expansion opportunities in one or more of such indications.
APG990
Our third program, APG990, is an SQ extended half-life mAb targeting OX40L. We expect to nominate a development candidate in       if we observe equivalent or better in vitro potency to amlitelimab and an improved PK profile, including half-life extension, in head-to-head studies in NHPs.
OX40L is the ligand for OX40 expressed on antigen presenting cells. Its interaction with OX40 causes the accumulation of T cells by providing a survival signal. T cells are important types of white blood cells of the immune system that play a central role in the immune response. OX40L, by playing a role in activating T cells and reprogramming them into inflammatory subsets, contributes to immune overactivation in AD and other inflammatory conditions, such as Systemic Lupus Erythematosus. Additionally, OX40L activation of OX40 inhibits the expression of FOXP3 and the inhibitory function of regulatory T (Treg) cells. Treg cells can suppress the immune response that leads to worsening symptoms in inflammatory conditions.
OX40L blockade therefore has two mechanisms by which it might have impact on the pathology associated with inflammatory conditions, first by suppressing inflammatory T cell activation, and second by increasing the proliferation of Treg cells, which can serve to further reduce effector T cell function. The mechanism of action of APG990 is shown in Figure 24 below.
Figure 24 — Mechanism of action of APG990

Potential clinical benefit of targeting OX40L
In a third-party Phase 2a trial, amlitelimab, a mAb targeting OX40L, demonstrated clinical benefit in patients with AD, which suggests a reduction of risk for validation of inhibiting this novel target. As shown in Figure 25 below, in the Phase 2a trial of amlitelimab in patients with AD, at 16 weeks, amlitelimab showed 37% and 44% of treated patients at the low and high dose, respectively, achieved IGA 0/1 compared to 8% on placebo. Further, 59% and 52% of amlitelimab-treated patients on the low and high dose, respectively, achieved EASI-75 compared to 25% on placebo.
Figure 25 — Third-party Phase 2 data for OX40L targeting amlitelimab in AD

(1)
Reported data based on amlitelimab low dose group, which had the highest efficacy across the two doses studied in the third-party Phase 2a trial.

In the same trial, there was a sustained reduction in serum IL-13 levels in the amlitelimab groups, which was not observed with placebo.
The reported human half-life of amlitelimab is at least 24 days, which is significantly lower than mAbs with half-life extension substitutions.
Safety profiles of third-party OX40L mAbs
Amlitelimab demonstrated a manageable safety profile with no treatment-related serious adverse events. Only one treatment-emergent AE of special interest was reported, which was not deemed as related to the study drug.
Development plan for APG990
We intend to nominate a development candidate in             if we observe equivalent or better in vitro potency to amlitelimab and an improved PK profile, including half-life extension, in head-to-head studies in NHPs. Following nomination of a development candidate, we plan to conduct the appropriate nonclinical toxicology studies to initiate a Phase 1 clinical trial in healthy volunteers.
APG222
Our fourth program, APG222, is one or more extended half-life SQ antibodies targeting both IL-13 and OX40L, which we believe has the potential to improve outcomes in AD over current standard of care biologic therapies.
Potential clinical benefit of targeting both IL-13 and OX40L
We believe that blocking multiple targets, such as simultaneous inhibition of IL-13 and OX40L, could allow us to provide benefit to patients with AD and other I&I indications. Data from a third-party Phase 2a trial of amlitelimab, an antibody targeting OX40L, demonstrated a decrease in circulating IL-13 with treatment. We believe that the mechanism of action of APG222, which combines blockage of OX40L and IL-13 (as shown in Figure 26 below), could further reduce IL-13 and/or prevent IL-13’s disease related actions in AD, among other indications, and could lead to greater clinical benefit over available therapies.

Figure 26 — Mechanism of action of APG222

Untreated
Antigen presenting cell
OX40L
OX40L signaling
Inflammatory cell recruitment
IL-13 signaling
IL-13
Inflammatory cells (Th2, eosinophils)
APG222
APG777
YTE
+
APG990
YTE
APG990
OX40L
IL-13 signaling reduced
OX40L signaling reduced
Inflammatory cell recruitment
APG777
IL-13
Inflammatory cells (Th2, eosinophils)

Development plan for APG222
We are generating preclinical data to support our approach to targeting both IL-13 and OX40L. If such preclinical data supports our approach, subject to completion of the Phase 1 healthy volunteer trials for each of APG777 and APG990, we intend to initiate a trial targeting both IL-13 and OX40L in AD thereafter.
Additional Expansion Opportunities
In addition to the currently planned expansion opportunities for APG777 and APG808, we are evaluating opportunities to develop our programs for other I&I indications, including AA, CRSwNP, CSU, EoE and PN.
Alopecia Areata
Patients with AA represent a population with high unmet need, given there are no approved targeted biologic therapies. Recent third-party Phase 2a data for DUPIXENT demonstrated clinical benefit in patients with AA, which we believe provides support for the IL-4/IL-13 pathway blockade as a potential treatment for AA.
Chronic Rhinosinusitis with Nasal Polyps
CRSwNP is commonly comorbid with asthma and the two diseases have overlapping biology. IL-4 and IL-13 have been shown to play important roles in the pathophysiology of CRSwNP. Further, DUPIXENT is approved for this indication, which we believe demonstrates the potential for IL-13 and/or IL-4Rα targeting.
Chronic Spontaneous Urticaria
CSU is a disease where mast cells are believed to be the key effector cells, although data has also demonstrated that IL-4 and IL-13 may be key in the development and maintenance of CSU. Further, we believe the positive Phase 3 data for DUPIXENT in patients with CSU that is not adequately controlled with the current standard of care suggests the role of the IL-4/IL-13 heterodimer signaling complex’s involvement in CSU.
Eosinophilic Esophagitis
EoE is a chronic inflammatory condition of the esophagus, with the hallmark histological finding being eosinophilic infiltrates (i.e., presences of eosinophils in the tissue). When not treated appropriately, EoE progresses to cause scarring and strictures of the esophagus, which gives patients significant trouble with eating and drinking and potential nutritional compromise. The only available biologic for the treatment of EoE is DUPIXENT, which was approved for this indication in 2022, and requires weekly dosing. DUPIXENT’s approval in EoE further supports the scientific rationale for IL-13/IL-4Rα targeting agents in treating EoE.

Prurigo Nodularis
PN is a chronic inflammatory condition of the skin where lesions have shown Th2-associated cytokines such as IL-4, IL-13 and IL-31. DUPIXENT is approved for this indication, which we believe demonstrates the potential for IL-13 and/or IL-4Rα targeting.
Additional I&I Indications
We may expand into additional I&I indications, such as Crohn disease, lupus, rheumatoid arthritis, psoriasis and ulcerative colitis, that are implicated in the disease pathways targeted by our current or future programs.
Our Collaboration, License and Services Agreements
Paragon Antibody Discovery and Option Agreement
In February 2022, we entered into an antibody discovery and option agreement with Paragon, which was subsequently amended in November 2022 (as amended, the Option Agreement). Under the terms of the Option Agreement, Paragon identifies, evaluates and develops antibodies directed against certain mutually agreed therapeutic targets of interest to us. The Option Agreement initially included two selected targets, IL-13 and IL-4Rα, and was subsequently amended in November 2022 to include an additional selected target, OX40L. Under the Option Agreement, we have the exclusive option to, on a research program-by-research program basis, be granted an exclusive, worldwide license to all of Paragon’s right, title and interest in and to the intellectual property resulting from the applicable research program to develop, manufacture and commercialize the antibodies and products directed to the selected targets (each, an Option). From time to time, we can choose to add additional targets to the collaboration by mutual agreement with Paragon.
Pursuant to the terms of the Option Agreement, we initiated certain research programs with Paragon that generally focus on a particular target (each, a Research Program). Each Research Program is aimed at discovering, generating, identifying and/or characterizing antibodies directed to the respective target. For each Research Program, we established a research plan with Paragon that sets forth the activities that will be conducted, and the associated research budget (each, a Research Plan). Upon execution of the Option Agreement, we agreed with Paragon on an initial Research Plan that outlined the services that will be performed commencing at inception of the arrangement related to IL-13 and IL-4Rα. The Research Plan for OX40L was agreed to prior to December 31, 2022. Our exclusive option with respect to each Research Program is exercisable at our sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Plan activities (the Option Period). There is no payment due upon exercise of an Option.
Unless terminated earlier, the Option Agreement shall continue in force on a Research Program-by-Research Program basis until the earlier of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by us; and (ii) the effective date of the License Agreement for such Research Program if we exercise our Option with respect to such Research Program (the Term). Upon the expiration of the Term for all then-existing Research Programs, the Option Agreement will automatically expire in its entirety. We may terminate the Option Agreement or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon, provided that we must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated research program. Each party has the right to terminate the Option Agreement or any Research Program upon (i) 30 days’ prior written notice of the other party’s material breach that remains uncured for the 30 day period and (ii) the other party’s bankruptcy.
In consideration for the exclusive options granted under the Option Agreement, we paid an upfront cash amount of  $1.3 million and issued 1,250,000 common units to Paragon. Paragon was also entitled to up to an additional 3,750,000 of common units in exchange for the rights granted under the Option Agreement, which were issued in connection with the additional closings of the Series A Preferred Unit financing. On a Research Program-by-Research Program basis following the finalization of the Research Plan for each respective Research Program, we are required to pay Paragon a nonrefundable fee in cash of  $0.5 million. We are also obligated to compensate Paragon on a quarterly basis for its services performed under each Research Program based on the actual costs incurred.

Paragon IL-13 License Agreement
In November 2022, we exercised our option available under the Option Agreement with respect to the IL-13 Research Program. Upon such exercise, we entered into an associated license agreement with Paragon (the IL-13 License Agreement). Under the terms of the IL-13 License Agreement, Paragon granted to us an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-13 target to use, make, sell, import, export and otherwise exploit the antibodies directed at the IL-13 target. Pursuant to the IL-13 License Agreement, we granted to Paragon a similar license (except that such license we granted to Paragon is non-exclusive) to the IL-13 license with respect to multispecific antibodies that are directed at the IL-13 target and one or more other antibodies. We were also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. We are solely responsible for the continued development, manufacture and commercialization of products at our own cost and expense.
We are obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first product under the IL-13 License Agreement that achieves such specified milestones. Upon execution of the IL-13 License Agreement, we paid Paragon a $1.0 million fee for nomination of a development candidate, and we are obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial.
We are also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the IL-13 License Agreement, and Paragon has a similar obligation to pay royalties to us with respect to the IL-13 multispecific license. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of  (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country (Royalty Term). Except for the first milestone payment of $1.0 million, no other milestone or royalty payments had become due to Paragon through December 31, 2022.
Unless earlier terminated, the IL-13 License Agreement remains in effect until the expiration of the last-to-expire Royalty Term for any and all products. We may terminate the agreement in its entirety or on a country-by-country or product-by-product at any time for any or no reason upon 60 days advance written notice to Paragon, and either party may terminate for (i) the other party’s material breach that remains uncured for 90 days (or 30 days with respect to any failure to make payments) following notice of such breach and (ii) the other party’s bankruptcy. Upon any termination prior to the expiration of an agreement, all licenses and rights granted pursuant to the agreement will automatically terminate and revert to the granting party and all other rights and obligations of the parties will terminate.
Paragon IL-4Rα License Agreement
In April 2023, we exercised our option available under the Option Agreement with respect to the IL-4Rα Research Program. Upon such exercise, we entered into an associated license agreement with Paragon (the IL-4Rα License Agreement). Under the terms of the IL-4Rα License Agreement, Paragon granted to us an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-4Rα target to use, make, sell, import, export and otherwise exploit the antibodies directed at the IL-4Rα target. Pursuant to the IL-4Rα License Agreement, we granted to Paragon a similar license (except that such license we granted to Paragon is non-exclusive) to the IL-4Rα license with respect to multispecific antibodies that are directed at the IL-4Rα target and one or more other antibodies. We also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. We are solely responsible for the continued development, manufacture and commercialization of products at our own cost and expense.
We are obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first product under the IL-4Rα License Agreement that achieves such specified milestones. The first specified milestone payment of  $1.0 million under the agreement is due upon the nomination of a development candidate, which has not yet occurred. Thereafter, we are obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial.

We are also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the IL-4Rα License Agreement, and Paragon has a similar obligation to pay royalties to us with respect to the IL-4Rα multispecific license. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of  (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country.
Unless earlier terminated, the IL-4Rα License Agreement remains in effect until the expiration of the last-to-expire Royalty Term for any and all products. We may terminate the agreement in its entirety or on a country-by-country or product-by-product at any time for any or no reason upon 60 days advance written notice to Paragon, and either party may terminate for (i) the other party’s material breach that remains uncured for 90 days (or 30 days with respect to any failure to make payments) following notice of such breach and (ii) the other party’s bankruptcy. Upon any termination prior to the expiration of an agreement, all licenses and rights granted pursuant to the agreement will automatically terminate and revert to the granting party and all other rights and obligations of the parties will terminate.
Paragon OX40L License Agreement
In April 2023, we exercised our option available under the Option Agreement with respect to the OX40L Research Program. Upon such exercise, we entered into an associated license agreement with Paragon (the OX40L License Agreement). Under the terms of the OX40L License Agreement, Paragon granted to us an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the OX40L target to use, make, sell, import, export and otherwise exploit the antibodies directed at the OX40L target. Pursuant to the OX40L License Agreement, we granted to Paragon a similar license (except that such license we granted to Paragon is non-exclusive) to the OX40L license with respect to multispecific antibodies that are directed at the OX40L target and one or more other antibodies. We also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. We are solely responsible for the continued development, manufacture and commercialization of products at our own cost and expense.
We obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first product under the OX40L License Agreement that achieves such specified milestones. The first specified milestone payment of  $1.0 million under the agreement is due upon the nomination of a development candidate, which has not yet occurred. Thereafter, we are obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial.
We are also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the OX40L License Agreement, and Paragon has a similar obligation to pay royalties to us with respect to the OX40L multispecific license. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of  (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country.
Unless earlier terminated, the OX40L License Agreement remains in effect until the expiration of the last-to-expire Royalty Term for any and all products. We may terminate each agreement in its entirety or on a country-by-country or product-by-product at any time for any or no reason upon 60 days advance written notice to Paragon, and either party may terminate for (i) the other party’s material breach that remains uncured for 90 days (or 30 days with respect to any failure to make payments) following notice of such breach and (ii) the other party’s bankruptcy. Upon any termination prior to the expiration of an agreement, all licenses and rights granted pursuant to the agreement will automatically terminate and revert to the granting party and all other rights and obligations of the parties will terminate.
Competition
The biotechnology and biopharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our programs, technology, development experience and scientific knowledge provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of the companies with which we are currently competing or will complete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, our programs.
Key competitive factors affecting the success of all our product candidates that we develop, if approved, are likely to be efficacy, safety, convenience, presentation, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.
Specifically, there are several companies developing or marketing treatments that may be approved for the same indications and/or disease as our two most advanced programs, APG777 and APG808, and third and fourth programs, APG990, and APG222, including major pharmaceutical companies.
There are several approved products for moderate-to-severe AD, such as dupilumab, an IL-4Rα mAb marketed as DUPIXENT by Sanofi/Regeneron, tralokinumab-ldrm, an IL-13 mAb marketed as ADBRY by LEO Pharmaceuticals, and nemolizumab, an anti-IL-31 mAb marketed in Japan as MITCHGA by Maruho Co., Ltd. There are several approved treatments that target JAK1 and/or JAK2 to treat AD, including abrocitinib, marketed as CIBINQO by Pfizer, and upadacitinib, marketed as RINVOQ by AbbVie.
We are also aware of several product candidates in clinical development for AD, including lebrikizumab, an IL-13 mAb from Eli Lilly and Company and Almirall, which is under review for potential approval by the FDA and EMA; amlitelimab, an OX40L mAb, which is currently being evaluated in a Phase 2 trial by Kymab, a Sanofi company; CBP-201, an IL-4Rα mAb, which is currently being evaluated in a Phase 3 trial by Connect Biopharma; rocatinlimab, an OX40 mAb, which is currently being evaluated in a Phase 3 trial by Amgen and Kyowa Kirin Co., Ltd.; eblasakimab, an IL-13Rα1 mAb, which is currently being evaluated in a Phase 2b trial by ASLAN Pharmaceuticals; and ANB032, a BTLA antagonist, which is currently being evaluated in a Phase 2b trial by AnaptysBio.
There are several approved products for COPD, however, there are no approved biologics. We are aware of several biologics in development, including DUPIXENT, for which Sanofi recently released positive Phase 3 data; itepekimab, an IL-33 mAb from Sanofi/Regeneron, which is currently being evaluated in a Phase 3 trial; tozorakimab, an IL-33 mAb from AstraZeneca, which is currently being evaluated in Phase 3 trials; benralizumab, an IL-5R mAb, from AstraZeneca, which is currently being evaluated in a Phase 3 trial; mepolizumab, an IL-5 mAb from GSK, which is currently being evaluated in a Phase 3 trial; tezepelumab, a TSLP mAb from AstraZeneca/Amgen, which is currently being evaluated in a Phase 2 trial; astegolimab, an ST2 mAb from Roche, which is currently being evaluated in Phase 2/3 trials; and ensifentrine, a PDE3/PDE4 inhibitor from Verona Pharma, which met the primary endpoint in two Phase 3 trials.
Manufacturing and Supply
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. All of our preclinical and clinical drug supply development, manufacturing, storage, distribution and testing are outsourced to third-party manufacturers and facilities. Our manufacturing strategy enables us to more efficiently direct financial resources to the research, development and commercialization of programs rather than diverting resources to internally develop and maintain manufacturing facilities. As our programs advance through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure our supply needs.
With our contract development and manufacturing organizations, we have developed, or expect to develop, high yield, industry standard mAb drug manufacturing processes suitable for preclinical supply, as well as clinical and commercial scale manufacturing. We expect to use industry standard sterile liquid drug product manufacturing processes and to develop formulations and presentations that enable SQ delivery of all of our planned clinical development candidates. APG777 drug substance has been successfully manufactured at clinical scale with acceptable yields for the initial planned clinical trials. We believe our initial formulation for APG777 will be a low-viscosity, 150 mg/mL formulation, that is able to be delivered subcutaneously. By the time of commercialization, we expect APG777 to be administrated via a pre-filled autoinjector.
While we expect to continue to devote significant resources to process development, scale-up and registration-enabling validation activities for APG777, we believe the manufacturing processes for mAbs such as APG777 are well established and should not create meaningful impediments to either clinical development or commercial launch. However, we will continue to identify additional drug substance and drug product contract manufacturers to ensure that we will have sufficient capacity as well as redundancy within our supply chain to avoid product shortages in the future. We will also continue to invest in development activities to ensure an acceptable cost of goods. We will also continue to apply mitigation strategies to ensure minimal disruption to our manufacturing supply due to any future global raw material supply chain shortages. We believe there are multiple sources for the raw materials required for the manufacture of our programs. While any reduction or halt in the supply of raw materials, drug substance or drug product could limit our ability to develop our programs until a replacement supplier or contract manufacturer is found and qualified, we believe that we have sufficient clinical supply of APG777 to support our initial clinical trials and have access to sufficient manufacturing capacity to support our planned clinical development program.
For APG808, APG990 and APG222, we plan to follow a similar approach to APG777 for the development and supply of preclinical, clinical and commercial material.
Intellectual Property
Overview
We strive to protect the proprietary programs and technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover the composition of matter of our programs, their methods of use, related technologies, diagnostics, and other inventions.
Patent Rights Relating to Our APG777 Program
As of April 28, 2023, we own two provisional patent applications directed to antibodies that target IL-13, including APG777, and methods of using those antibodies. If these provisional patent applications are pursued non-provisionally and mature into one or more issued patents, we would expect those patents to expire in 2043 and 2044, absent any applicable patent term extensions.
Patent Rights Relating to Our IL-4Ra Program
We have licensed one provisional patent application from Paragon directed to antibodies that target IL-4Ra, including APG808, and methods of using those antibodies. If this provisional patent application is pursued non-provisionally and matures into one or more issued patents, we would expect those patents to expire in 2044, absent any applicable patent term extensions.
Patent Rights Relating to Our OX40L Program
In addition, we have licensed one patent family from Paragon directed to antibodies that target OX40L, including APG990, and methods of using the antibodies. As of April 28, 2023, this family includes one pending provisional patent application. Any patents that grant from this family would be expected to expire in 2044, absent any applicable patent term extensions.
As indicated above, our owned and licensed patent applications are provisional patent applications. Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. Moreover, the patent application and approval processes are expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.
The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering those products, depending upon the length of the clinical trials for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.
As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our owned and licensed pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Any issued patents that we may receive in the future may be challenged, invalidated, infringed or circumvented. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide. For more information, see the section titled “Risk Factors — Risks Related to Intellectual Property”.
Other IP Rights
In addition to patents, we rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality and invention assignment agreements with our employees and consultants. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties, that such agreements will not be breached, or that these agreements will afford us adequate protection of our intellectual property and proprietary rights. For more information, see the section entitled “Risk Factors — Risks Related to Intellectual Property”.
Employees and Human Capital Resources
As of April 28, 2023, we had       full-time employees,       of whom have Ph.D. or M.D. degrees. Of these full-time employees,       employees are engaged in research and development. We also retain independent contractors as needed to support our organization’s needs. None of our employees are represented by labor unions or covered under collective bargaining agreements. We consider our relationship with our employees to be good.

We believe our employees are critical to our success and ability to achieve our business objectives. To that end, we are focused on retaining, developing and engaging our existing employees, and attracting high performing talent to join our team. Our rewards package (cash and equity-based compensation and 401(k) and health and welfare benefits plans) is a key tool in retaining, engaging and rewarding our team. We are also committed to the continued learning and development of our employees, which we believe will enable us to do our best work for patients. We encourage our team members to attend conferences and seminars and take continuing education courses to further their development.
We expect to continue to build our team to ensure we can effectively execute against our clinical plans. As we grow, we strive to retain the fast-paced, psychologically safe and entrepreneurial culture that embodies our four C.O.R.E. values: Caring, Original, Resilient and Egoless.
Government Regulation
The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.
U.S. Biologics Regulation
In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act (FDCA), the Public Health Service Act (PHSA) and other federal, state, local, and foreign statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:
▪
completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (GLP) regulation;

▪
submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

▪
approval by an independent institutional review board (IRB), or ethics committee at each clinical site before the trial is commenced;

▪
manufacture of the proposed biologic candidate in accordance with cGMPs;

▪
performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (GCP) requirements to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

▪
preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials;

▪
satisfactory completion of an FDA Advisory Committee review, if applicable;

▪
a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

▪
satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

▪
FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development
Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
In addition to the IND submission process, supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee (IBC), a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment and such review may result in some delay before initiation of a clinical trial.
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.
For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.
▪
Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

▪
Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

▪
Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.
In addition, under the Pediatric Research Equity Act (PREA), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (PSP) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.
Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.
Expedited Development and Review Programs
The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.
A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.
Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).
Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation and priority review do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
Post-Approval Requirements
Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
▪
restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

▪
fines, warning letters or holds on post-approval clinical studies;

▪
refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

▪
product seizure or detention, or refusal of the FDA to permit the import or export of products;

▪
consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

▪
mandated modification of promotional materials and labeling and the issuance of corrective information;

▪
the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

▪
injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity
The ACA, includes a subtitle called the BPCIA, which created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.
Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. In September 2021, the FDA issued two guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA’s interpretation of certain statutory requirements added by the BPCIA.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.
A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. In July 2018, the FDA announced an action plan to encourage the development and efficient review of biosimilars, including the establishment of a new office within the agency that will focus on therapeutic biologics and biosimilars. On December 20, 2020, Congress amended the PHSA as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.
As discussed below, the Inflation Reduction Act of 2022 (IRA) is a significant new law that intends to foster generic and biosimilar competition and to lower drug and biologic costs.
Other Healthcare Laws and Compliance Requirements
Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute (AKS); the federal False Claims Act (FCA); the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and similar foreign, federal and state fraud, abuse and transparency laws.

The AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. The government often takes the position that to violate the AKS, only one purpose of the remuneration need be to induce referrals, even if there are other legitimate purposes for the remuneration. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from AKS prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
Civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which can be enforced through civil whistleblower or qui tam actions, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment of federal government funds, including in federal healthcare programs, that are false or fraudulent. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that caused the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA.
HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.
The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The PHSA also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.
The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicaid & Medicare Services (CMS) information related to payments or other transfers of value made to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning on January 1, 2023, California Assembly Bill 1278 requires California physicians and surgeons to notify patients of the Open Payments database established under the federal Physician Payments Sunshine Act.
We are also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

Data Privacy and Security
Numerous state, federal, and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (HITECH), and their respective implementing regulations imposes privacy, security, and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates and their covered subcontractors that perform certain services that involve using, disclosing, creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.
Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act.
In addition, state laws govern the privacy and security of personal information, including health-related information, in certain circumstances. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the California Consumer Privacy Act of 2018 (CCPA) applies to personal information of consumers, business representatives and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents.
In addition, the California Privacy Rights Act of 2020 (CPRA) expands the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Colorado, Connecticut and Utah, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While the laws in these states, like the CCPA, also exempt some data processed in the context of clinical trials, such developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of our product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.
For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.
In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. The IRA provides CMS with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. These price negotiations will begin in 2023. The IRA also provides a new “inflation rebate” covering Medicare patients that will take effect in 2023 and is intended to counter certain price increases in prescriptions drugs. The inflation rebate provision will require drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. To support biosimilar competition, beginning in October 2022, qualifying biosimilars may receive a Medicare Part B payment increase for a period of five years. Separately, if a biologic drug for which no biosimilar exists delays a biosimilar’s market entry beyond two years, CMS will be authorized to subject the biologics manufacturer to price negotiations intended to ensure fair competition. Notwithstanding these provisions, the IRA’s impact on commercialization and competition remains largely uncertain.
Healthcare Reform
The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.
The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.
Other legislative changes have been proposed and adopted since the ACA was enacted, including automatic aggregate reductions of Medicare payments to providers of on average 2% per fiscal year as part of the federal budget sequestration under the Budget Control Act of 2011. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect until 2032 unless additional action is taken by Congress. In addition, the Bipartisan Budget Act of 2018, among other things, amended the Medicare Act (as amended by the ACA) to increase the point-of-sale discounts that manufacturers must agree to offer under the Medicare Part D coverage discount program from 50% to 70% off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs being covered under Medicare Part D.
Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower cost therapeutic alternatives, which went into effect on January 1, 2021.
Notwithstanding the IRA, continued legislative and enforcement interest exists in the United States with respect to specialty drug pricing practices. Specifically, we expect regulators to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.
Other Government Regulation Outside of the United States
In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval as well as post-approval monitoring and reporting of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.
Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.
The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.
Regulation in the European Union
European Data Laws
The collection and use of personal health data and other personal data in the EU is governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 (GDPR), which came into force in May 2018, and related data protection laws in individual EU Member States. The GDPR imposes a number of strict obligations and restrictions on the ability to process, including collecting, analyzing and transferring, personal data of individuals, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR includes requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the notification obligations to the national data protection authorities, and the security and confidentiality of the personal data. EU Member States may also impose additional requirements in relation to health, genetic and biometric data through their national legislation.
In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EU/EEA that are not considered by the EC to provide an adequate level of data protection (including the United States). Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses (SCCs).
Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in significant monetary fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater, other administrative penalties and a number of criminal offenses (punishable by uncapped fines) for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU Member States may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EU. Guidance developed at both the EU level and at the national level in individual EU Member States concerning implementation and compliance practices are often updated or otherwise revised.
Furthermore, there is a growing trend towards the required public disclosure of clinical trial data in the EU, which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU CTR, EMA disclosure initiatives and voluntary commitments by industry. Failure to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to our reputation, and adversely impact our business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the CTR and the GDPR, further adds to the complexity that we face with regard to data protection regulation.
With regard to the transfer of data from the EU to the United Kingdom (UK), personal data may now freely flow from the EU to the UK since the UK is deemed to have an adequate data protection level. However, the adequacy decisions include a ‘sunset clause’ which entails that the decisions will automatically expire four years after their entry into force. Additionally, following the UK’s withdrawal from the EU and the EEA, companies also have to comply with the UK’s data protection laws (including the GDPR, as incorporated into UK national law), the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.
Drug and Biologic Development Process
Regardless of where they are conducted, all clinical trials included in applications for marketing authorization for human medicines in the European EU/EEA must have been carried out in accordance with EU regulations. This means that clinical trials conducted in the EU/EEA have to comply with EU clinical trial legislation but also that clinical trials conducted outside the EU/EEA have to comply with ethical principles equivalent to those set out in the EEA, including adhering to international good clinical practice and the Declaration of Helsinki. The conduct of clinical trials in the EU is governed by the EU Clinical Trials Regulation (EU) No. 536/2014 (CTR), which entered into force on January 31, 2022. The CTR replaced the Clinical Trials Directive 2001/20/EC, (Clinical Trials Directive) and introduced a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU.
Under the former regime, which will expire after a transition period of one or three years, respectively, as outlined below in more detail, before a clinical trial can be initiated it must be approved in each EU member state where there is a site at which the clinical trial is to be conducted. The approval must be obtained from two separate entities: the National Competent Authority (NCA) and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU member state before the commencement of the trial. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant NCA and Ethics Committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and to the Ethics Committees of the EU member state where they occur.
A more unified procedure will apply under the new CTR. A sponsor will be able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal. One national regulatory authority (the reporting EU member state proposed by the applicant) will take the lead in validating and evaluating the application consult and coordinate with the other concerned EU Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned EU Member States. However, a concerned EU member state may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such member state. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database. The CTR foresees a three-year transition period. EU Member States will work in CTIS immediately after the system has gone live. On January 31, 2023, submission of initial clinical trial applications via CTIS became mandatory, and by January 31, 2025, all ongoing trials approved under the former Clinical Trials Directive will need to comply with the CTR and have to be transitioned to CTIS.
Under both the former regime and the new CTR, national laws, regulations, and the applicable GCP and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH) guidelines on Good Clinical Practice and the ethical principles that have their origin in the Declaration of Helsinki.
During the development of a medicinal product, the European Medical Agency (EMA) and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use (CHMP) on the recommendation of the Scientific Advice Working Party (SAWP). A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application (MAA) of the product concerned.
Drug Marketing Authorization
In the European Union, medicinal products, including advanced therapy medicinal products (ATMPs) are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are genes, cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to cure, diagnose or prevent diseases or regenerate, repair or replace a human tissue. Pursuant to the ATMP Regulation, the Committee on Advanced Therapies (CAT) is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CHMP and CAT are also responsible for providing guidelines on ATMPs. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs manufacturing and control information that should be submitted in a In the EU and in Iceland, Norway and Liechtenstein (together the European Economic Area (EEA)), after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining a Marketing Authorization (MA). To obtain an MA of a drug under European Union regulatory systems, an applicant can submit an Marketing Authorization Application (MAA) through, amongst others, a centralized or decentralized procedure.
Centralized Authorization Procedure
The centralized procedure provides for the grant of a single MA that is issued by the European Commission (EC) following the scientific assessment of the application by the European Medicines Agency (EMA) that is valid for all EU Member States as well as in the three additional EEA Member States. The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (ATMP) and medicinal products with a new active substance indicated for the treatment of certain diseases (AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a marketing authorization through the centralized procedure.
Under the centralized procedure, the Committee for Medicinal Products for Human Use (CHMP) established at the EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA’s CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. Upon request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. This opinion is then transmitted to the EC, which has the ultimate authority for granting MA within 67 days after receipt of the CHMP opinion.
Decentralized Authorization Procedure
Medicines that fall outside the mandatory scope of the centralized procedure have three routes to authorization: (i) they can be authorized under the centralized procedure if they concern a significant therapeutic, scientific or technical innovation, or if their authorization would be in the interest of public health; (ii) they can be authorized under a decentralized procedure where an applicant applies for simultaneous authorization in more than one EU member state; or (iii) they can be authorized in an EU member state in accordance with that state’s national procedures and then be authorized in other EU countries by a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization (mutual recognition procedure).
The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU Member States, the concerned member states, are subsequently required to grant a marketing authorization for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU Member State considers that there are concerns of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.
Risk Management Plan
All new MAAs must include a Risk Management Plan (RMP) describing the risk management system that the Company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. An updated RMP must be submitted: (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. RMPs and Periodic Safety Update Reports (PSURs) are routinely available to third parties requesting access, subject to limited redactions.

MA Validity Period
Marketing Authorizations have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.
Additionally, the holder of a MA for an ATMP must put in place and maintain a system to ensure that each individual product and its starting and raw materials, including all substances coming into contact with the cells or tissues it may contain, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution where the product is used.
Exceptional Circumstances/Conditional Approval
Similar to accelerated approval regulations in the United States, conditional MAs can be granted in the EU in exceptional circumstances. A conditional MA can be granted for medicinal products where, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, a number of criteria are fulfilled: (i) the benefit/risk balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the comprehensive clinical data, (iii) unmet medical needs will be fulfilled by the grant of the MA and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional MA must be renewed annually.
Data and Market Exclusivity
As in the United States, it may be possible to obtain a period of market and / or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market. New Chemical Entities (NCE) approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.
An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.
The data exclusivity period begins on the date of the product’s first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder’s data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one-year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized).
Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union’s regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

Orphan Designation and Exclusivity
The criteria for designating an orphan medicinal product in the European Union are similar in principle to those in the United States. The EMA grants orphan drug designation if the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union (prevalence criterion). In addition, Orphan Drug Designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the European Union of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. An application for orphan drug designation (which is not a marketing authorization, as not all orphan-designated medicines reach the authorization application stage) must be submitted first before an application for marketing authorization of the medicinal product is submitted. The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted, and sponsors must submit an annual report to EMA summarizing the status of development of the medicine. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Designated orphan medicines are eligible for conditional marketing authorization.
The EMA’s Committee for Orphan Medicinal Products (COMP) reassesses the orphan drug designation of a product in parallel with the review for a marketing authorization; for a product to benefit from market exclusivity it must maintain its orphan drug designation at the time of marketing authorization review by the EMA and approval by the EC. Additionally, any marketing authorization granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the orphan drug designation. Upon the grant of a marketing authorization, orphan drug designation provides up to ten years of market exclusivity in the orphan indication.
During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics (SmPC) addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan (PIP). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.
The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the condition prevalence or financial returns criteria under Article 3 of Regulation (EC) No. 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the orphan drug designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection. Additionally, a marketing authorization may be granted to a similar medicinal product (orphan or not) for the same or overlapping indication subject to certain requirements.
Pediatric Development
In the EU, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of the EMA’s Pediatric Committee (PDCO). Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g. until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g. because the relevant disease or condition occurs only in adults) has been granted by the EMA. The MAA for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medicinal products that are granted a marketing authorization (MA) on the basis of the pediatric clinical trials conducted in accordance with the approved

PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when a MA holder wants to add a new indication, medicinal form or route of administration for a medicine that is already authorized and covered by intellectual property rights.
PRIME Designation
In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines (PRIME) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.
Post-Approval Regulation
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.
Failure by us or by any of our third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
The holder of a MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.
These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact our profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of PSURs in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase IV safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.
More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.
The manufacturing process for pharmaceutical products in the European Union is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (GMP). These requirements include compliance with EU GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union. Similarly, the distribution of pharmaceutical products into and within the European Union is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the European Union or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.
Sales and Marketing Regulations
The advertising and promotion of our products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on its promotional activities with healthcare professionals.
Anti-Corruption Legislation
In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.
Payments made to physicians in certain EU Member States also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Other Markets
The UK formally left the EU on January 31, 2020 and the transition period, during which EU laws continued to apply to the UK, expired on December 31, 2020. This means EU laws now only apply to the UK in respect of Northern Ireland as laid out in the Protocol on Ireland and Northern Ireland. Following the end of the transition period, the EU and the UK concluded the TCA, which applied provisionally from January 1, 2021 and entered into force on May 1, 2021.
The TCA includes provisions affecting the life sciences sector (including on customs and tariffs) but areas for further discussion between the EU and the UK remain. Some specific provisions concerning pharmaceuticals are in place, including the mutual recognition of Good Manufacturing Practice (GMP) and issued GMP documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.
Since January 1, 2021, the EU laws which have been transposed into UK law through secondary legislation continue to be applicable in the UK as “retained EU law.” As there is no general power to amend these regulations, the UK government has enacted the Medicines and Medical Devices Act 2021. The purpose of the act is to enable the existing regulatory frameworks in relation to human medicines, clinical trials of human medicines, veterinary medicines and medical devices to be updated. The powers under the act may only be exercised in relation to specified matters and must safeguard public health.
Specified provisions of the Medicines and Medical Devices Act 2021 entered into force on February 11, 2021. The remaining provisions came into effect within two months of February 11, 2021 or will otherwise come into effect as stipulated in subsequent statutory instruments. The Medicines and Medical Devices Act 2021 supplements the UK Medical Devices Regulations 2002 (the UK Regulations), which are based on the EU Medical Devices Directive as amended to reflect the UK’s post-Brexit regulatory regime. Notably, the UK Regulations do not include any of the revisions that have been made by the EU Medical Devices Regulation (EU) 2017/745, which, since May 26, 2021, now applies in all EU Member States.
The UK’s Medicines and Healthcare products Regulatory Agency (MHRA) conducted a comprehensive consultation between September and November 2021 on proposals to develop a new UK regime for medical devices in the UK. The proposals include more closely aligning definitions for medical devices and in vitro medical devices with internationally recognized definitions and changing the classification of medical devices according to levels or risk. The proposals are intended to improve patient and public safety and increase the appeal of the UK market. The new regime is planned to come into force on July 1, 2023, which will align with the date from which the UK is due to stop accepting CE marked medical devices and require UK Conformity Assessed marking. It is envisaged that, in Northern Ireland, the amended regime could run in parallel with any existing or future EU rules in accordance with the Protocol on Ireland and Northern Ireland.
For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Properties and Facilities
We are a fully remote company and do not maintain physical corporate offices. Our employees work remotely from home. We believe these arrangements support our current needs. We maintain a mailing address at 221 Crescent St., Building 17, Suite 102b, Waltham, MA. As we expand, we believe that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.
Legal Proceedings
From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages as of April 28, 2023, and positions of the individuals who currently serve as directors and executive officers of Apogee Therapeutics, LLC and will begin to serve as the directors and executive officers of Apogee Therapeutics, Inc. upon the Conversion.
Name	Age	Position(s)
Executive Officers and Employee Director:
Michael Henderson, M.D.	33	Chief Executive Officer and Director
Carl Dambkowski, M.D.	38	Chief Medical Officer
Jane Pritchett Henderson	57	Chief Financial Officer
Non-Employee Directors:
Peter Harwin	37	Chair and Director
Andrew Gottesdiener, M.D.	32	Director
Tomas Kiselak	36	Director
Nimish Shah	45	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and governance committee.

Executive Officers and Employee Director
Michael Henderson, M.D. has served as a member of our Board since 2022 and as our Chief Executive Officer since September 2022. Dr. Henderson is an experienced biotechnology executive with expertise in business leadership, drug development, and commercial strategy. He has overseen the creation of multiple companies, launched a significant number of drug development programs, and led teams to two FDA approvals, to date. Prior to joining Apogee, Dr. Henderson served as Chief Business Officer of BridgeBio Pharma, Inc. (Nasdaq: BBIO), a commercial-stage biopharmaceutical company, from January 2020 to September 2022, where he was responsible for furthering the overarching strategy of BridgeBio, identifying and investing in new technologies and running business development and operations. Prior to holding that position, he spent two years serving as BridgeBio’s Senior Vice President, Asset Acquisition, Strategy and Operations, where he was responsible for business development, strategy and operations. Dr. Henderson joined BridgeBio as Vice President of Asset Acquisition, Strategy and Operations in April 2016. Dr. Henderson also served as the Chief Executive Officer of a number of BridgeBio’s subsidiaries. Prior to BridgeBio, Dr. Henderson worked at McKinsey & Company, a global management consulting firm, from January 2015 to April 2016 and prior to that, he co-founded PellePharm, Inc., a biotechnology company, in August 2011. Dr. Henderson has served on the board of directors of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD), a special purpose acquisition company focused on the healthcare industry, since February 2021. Dr. Henderson received his B.A. in global health from Harvard University and his M.D. from Stanford University.
We believe Dr. Henderson is qualified to serve on our Board because of his experience in business leadership, drug development, and commercial strategy in the area of life sciences.
Carl Dambkowski, M.D. has served as our Chief Medical Officer since September 2022. Prior to joining Apogee, Dr. Dambkowski served as a strategic and clinical leader for a variety of companies, including as Chief Medical Officer of QED Therapeutics, Inc., a private biotechnology company, from July 2021 to September 2022; Chief Strategy Officer and EVP of Operations of Origin Biosciences, Inc., a private bioecology company, from March 2018 to June 2021; Chief Medical Officer of Navire Pharma, Inc., private a biotechnology company, from January 2020 to September 2022, where he served as the clinical lead starting prior to IND for BBP-398 through the out licensing of the compound to Bristol-Myers Squibb based on initial clinical data and for low-dose infigratinib in achondroplasia through initial proof-of-concept data. He was part of the core team that brought TRUSELTIQ® (infigratinib) and NULIBRY® (fosdenopterin) through regulatory review and FDA approval at QED Therapeutics and Origin Biosciences, respectively. From July 2016 to March 2018, Dr. Dambkowski was an associate at McKinsey & Company, a global management consulting firm, where he advised biotech and pharmaceutical companies across the world on a range of research and development activities. Dr. Dambkowski co-founded Novonate, Inc., a private medical device company focused on building life-saving devices for neonates, in January 2015. Dr. Dambkowski has coauthored numerous peer-reviewed publications and scientific abstracts and is a named inventor on multiple published and granted patents. Dr. Dambkowski was trained as a physician at Stanford University, where he also received his M.D. with a concentration in bioengineering. He also holds an M.A. from Columbia University and a B.A. (with honors) from Stanford University.
Jane Pritchett Henderson has served as our Chief Financial Officer since January 2023. Prior to joining Apogee, Ms. Henderson served as the Chief Financial Officer and Chief Business Officer of Adagio Therapeutics, Inc. (now Invivyd, Inc.) (Nasdaq: IVVD), a biotechnology company developing antibody therapeutics for coronaviruses, from December 2020 to November 2022. Prior to joining Adagio Therapeutics, Ms. Henderson served as Chief Financial Officer of Turnstone Biologics Corp., a private viral immuno-oncology company, from June 2018 to December 2020, as Chief Financial Officer and Senior Vice President of Corporate Development of Voyager Therapeutics, Inc. (Nasdaq: VYGR), a gene therapy company, from January 2017 to June 2018, and as the Senior Vice President, Chief Financial and Business Officer of Kolltan Pharmaceuticals, Inc., a private oncology biopharmaceutical company, from February 2013 until November 2016, when Kolltan Pharmaceuticals was acquired by Celldex Therapeutics, Inc. Prior to Kolltan Pharmaceuticals, Ms. Henderson served in various financial and business development executive roles at biopharmaceutical companies after spending almost 20 years in health care investment banking. During the past five years, Ms. Henderson has served on the board of directors of Akero Therapeutics, Inc. (Nasdaq: AKRO), a biotechnology company, since April 2019, IVERIC Bio, Inc. (Nasdaq: ISEE), a biopharmaceutical company, since January 2018, and Ventus Therapeutics, Inc., a private biopharmaceutical company. She also served on the board of directors of Sesen Bio Inc. (Nasdaq: SESN), a biopharmaceutical company, from October 2018 to November 2021. Ms. Henderson also serves on the Dedman College Executive Board of Southern Methodist University. Ms. Henderson received a B.S. in psychology from Duke University.
Non-employee Directors
Peter Harwin has served as a member of our Board since 2022. Mr. Harwin is a Managing Member at Fairmount Funds Management LLC, a healthcare investment firm he co-founded in April 2016. Prior to Fairmount, Mr. Harwin was a member of the investment team at Boxer Capital, LLC, an investment fund that was part of the Tavistock Group, based in San Diego. Mr. Harwin also serves as chairman of the board of directors of Cogent Biosciences, Inc. (Nasdaq: COGT) and is a director of Viridian Therapeutics, Inc. (Nasdaq: VRDN) and Paragon Therapeutics, Inc. Mr. Harwin holds a B.B.A. from Emory University.
We believe Mr. Harwin is qualified to serve on our Board because of his experience serving as a director of biotechnology companies and as a manager of funds specializing in the area of life sciences.
Andrew Gottesdiener, M.D. has served as a member of our Board since 2022. Dr. Gottesdiener is a partner at Venrock Healthcare Capital Partners, an investment firm, in its New York office, where he focuses on healthcare investments. Prior to joining Venrock full-time in September 2018, Dr. Gottesdiener earned his M.D. at Weill Cornell Medical College during which he received an HHMI summer fellowship for basic science research. He also has an M.B.A. from Columbia Business School. Dr. Gottesdiener received an A.B. in economics from Washington University in St. Louis.
We believe Dr. Gottesdiener is qualified to serve on our Board because of his extensive experience in the biotechnology industry providing leadership in biotechnology investments.
Tomas Kiselak has served as a member of our Board since 2022. Mr. Kiselak is a Managing Member at Fairmount Funds Management LLC, a healthcare investment firm he co-founded in April 2016. Prior to Fairmount, Mr. Kiselak was a managing director at RA Capital Management, LLC, a healthcare and life science investment firm. Mr. Kiselak currently serves as the chairman of the board of directors of Viridian Therapeutics, Inc. (Nasdaq: VRDN). Mr. Kiselak also serves as a director for several private companies. He received a B.S. in neuroscience and economics from Amherst College.
We believe Mr. Kiselak is qualified to serve on our Board because of his experience advising biotechnology companies and as a manager of funds specializing in the area of life sciences.

Nimish Shah co-founded Apogee and has served as a member of our Board since 2022. Mr. Shah is a partner at Venrock Healthcare Capital Partners, an investment firm, where he predominately works on Venrock’s public and cross-over biotech funds. Mr. Shah originally joined Venrock in 2013 and has been investing in public and private healthcare companies since 2010. Mr. Shah previously served as a director for Instil Bio, Inc. (Nasdaq: TIL) and board observer for LianBio (NASDAQ: LIAN), Biohaven Ltd. (NYSE: BHVN) and Viridian Therapeutics, Inc. (Nasdaq: VRDN). He is also a board observer for Dianthus Therapeutics, Inc. Mr. Shah received his B.S. in pharmacy from Rutgers College of Pharmacy, M.P.H. from the Mailman School of Public Health at Columbia University and M.B.A. from Columbia Business School. He is a member of the Columbia Business School Healthcare and Pharmaceutical Management Advisory Board.
We believe Mr. Shah is qualified to serve on our Board because of his extensive experience in the biotechnology industry providing leadership in biotechnology investments.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Structure and Related Matters
Board Structure
Our business and affairs are managed under the direction of our Board. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our Board currently consists of five members, each of whom will be members of the Board following the Conversion. Pursuant to our Limited Liability Company Agreement of Apogee Therapeutics, LLC, dated February 9, 2022 (the LLC Agreement), Michael Henderson, M.D., Andrew Gottesdiener, M.D., Peter Harwin, Tomas Kiselak and Nimish Shah have been designated to serve as members of our Board. Nimish Shah and Andrew Gottesdiener were designated by entities affiliated with Venrock. Peter Harwin and Tomas Kiselak were designated by entities affiliated with Fairmount Funds. Dr. Henderson was designated pursuant to his role as the chief executive officer of Apogee Therapeutics, LLC.
The authorized number of directors is determined from time to time solely by resolution of the Board. Our certificate of incorporation and bylaws will provide that our directors may be removed only for cause by the affirmative vote of at least    % of the voting power of the common stock outstanding and entitled to vote thereon (which, for the avoidance of doubt, does not include non-voting common stock). In addition, only our Board will be authorized to fill vacancies and any additional directorships resulting from an increase in the authorized number of directors.
Our certificate of incorporation will establish a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders to succeed the directors of the same class whose terms are then expiring, with the other classes continuing for the remainder of their respective three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2024 for Class I directors, 2025 for Class II directors, and 2026 for Class III directors.
▪
Our Class I directors will be             and            .

▪
Our Class II directors will be             and            .

▪
Our Class III directors will be             and            .

The division of our Board into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law.”
Director Independence
In connection with this offering and our planned listing on The Nasdaq Global Market, our Board has reviewed the independence of all directors in light of each director’s (or any family member’s, if applicable) affiliations with the Company and members of management, as well as significant holdings of our securities. The Board uses the definition of independence from Nasdaq listing standards to assess independence of our directors.

Nasdaq rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances. After considering the foregoing factors, our Board has determined that             ,             ,              and              qualify as “independent directors” as defined by Nasdaq rules. Michael Henderson, M.D., is not deemed to be independent under Nasdaq rules by virtue of his employment with the Company.
Board Leadership Structure
Our Board will designate Peter Harwin to serve as Chair of the Board. Although our bylaws will not require that we separate the Chief Executive Officer and Chair positions, our Board believes that having the positions be separate is the appropriate leadership structure for us at this time as it helps facilitate independent Board oversight of management and allows the Chief Executive Officer to focus on strategy execution and managing the business while the Chair focuses on corporate governance and managing the Board.
Our Board recognizes that, depending on future circumstances, other leadership models, such as combining the roles of Chief Executive Officer and Chair, might be appropriate. Accordingly, our Board may periodically review its leadership structure. At any time when a non-independent director is serving as Chair, the independent directors will designate a lead independent director to preside at all meetings of the Board at which the Chair is not present, preside over executive sessions of the independent directors, which occur regularly throughout each year, serve as a liaison between the Chair and independent directors, and perform such additional duties as our Board may otherwise determine and delegate.
Role of Our Board in Risk Oversight
We face a number of risks, including those described under the section titled “Risk Factors.” Our Board believes that risk management is an important part of establishing, updating and executing on the Company’s business strategy. Our Board, both as a whole and at the committee level, has oversight responsibility relating to risks that could affect the strategy, business objectives, compliance, operations and the financial condition and performance of the Company. Our Board focuses its oversight on the most significant risks facing the Company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our Board and its committees receive regular reports from members of the Company’s senior management on material risks to the Company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for managing and assessing risks and the implementation of processes and controls to mitigate their effects on the Company. Our Board believes its administration of its risk oversight function has not significantly impacted its selection of the current leadership structure.
Board Committees
Our Board will establish prior to the completion of this offering an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (the Governance Committee). We believe that the functioning and composition of these committees will comply with the requirements of the Sarbanes-Oxley Act, the rules of Nasdaq and SEC rules and regulations that will become applicable to us upon the closing of this offering. As this is our initial public offering, we intend to comply with the requirements of Nasdaq with respect to the independence of the board and committees as they become applicable to us in accordance with the transition rules applicable to companies completing an initial public offering. Each committee has the responsibilities described below.
Audit Committee
The members of our Audit Committee are            ,             and            , each of whom qualifies as an independent director for audit committee purposes, as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Audit Committee.            will chair the Audit Committee. In addition, our Board has determined that             is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.

The primary responsibilities of our Audit Committee will be to oversee our accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The Audit Committee will also oversee the system of internal controls established by management and our compliance with legal and regulatory requirements. The Audit Committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The Audit Committee will oversee the independent auditors, including their independence and objectivity. The Audit Committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.
Compensation Committee
The members of our Compensation Committee are            ,             and            , each of whom qualifies as an independent director, as defined under applicable Nasdaq listing rules, and also meets the additional, heightened independence criteria applicable to members of the Compensation Committee.            will chair the Compensation Committee.
The primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. Our Compensation Committee will also administer and make recommendations to the Board regarding equity incentive plans that are subject to the Board’s approval and approve the grant of equity awards under the plans.
None of the members of our Compensation Committee has at any time been one of our officers or employees since our inception. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.
Governance Committee
The members of our Governance Committee are            ,             and            , each of whom qualifies as an independent director, as defined under applicable Nasdaq listing rules.             will chair the Governance Committee.
The Governance Committee will be responsible for engaging in succession planning for the Board, developing and recommending to the Board criteria for identifying and evaluating qualified director candidates and making recommendations to the Board regarding candidates for election or reelection to the Board at each annual stockholders’ meeting. In addition, the Governance Committee will be responsible for overseeing our corporate governance practices and making recommendations to the Board concerning corporate governance matters. The Governance Committee will also be responsible for making recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.
Code of Conduct and Ethics
In connection with this offering, our Board intends to adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all our directors, officers and employees. The full text of our Code of Conduct and Ethics will be posted on our website at            . It will address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. We intend to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on our website to the extent required by applicable rules. The Audit Committee will be responsible for applying and interpreting our Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee has at any time been one of our officers or employees since our inception. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

EXECUTIVE COMPENSATION
Overview
This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers (NEOs) in 2022. We are an “emerging growth company,” within the meaning of the JOBS Act and a smaller reporting company under the Exchange Act and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act. Our NEOs for 2022 were Michael Henderson, M.D., and Carl Dambkowski, M.D. This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our NEOs and is intended to place in perspective the data presented in the tables and narrative that follow.
Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on a qualitative assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties, as well as our historical compensation practices. For 2022, the material elements of our executive compensation program were base salary, annual cash bonuses awards and long-term equity incentives in the form of incentive units.
In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive program. We expect that our executive compensation program will evolve to reflect our status as a newly publicly traded company, while still supporting our overall business and compensation objectives. In connection with this offering, our Board has retained the services of Alpine Rewards, LLC, an independent executive compensation consultant, to help advise on our post-offering executive compensation program, as described further below.
2022 Summary Compensation Table
The following table sets forth the total compensation that was awarded to, earned by or paid to our NEOs for services rendered during the year ended December 31, 2022 (the 2022 Fiscal Year).
Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Options ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Henderson, M.D.(1) Chief Executive Officer	2022	$145,833	$167,123	$6,079,410	$56,750	$6,449,116
Carl Dambkowski, M.D.(5) Chief Medical Officer	2022	$176,250	$212,932	$1,194,638	—	$1,583,820

(1)
Dr. Henderson was appointed as our Chief Executive Officer in September 2022. Prior to this appointment, Dr. Henderson served exclusively as a member of our Board. As such, the amounts reported for Dr. Henderson are pro-rated to reflect his commencement date.

(2)
The amount in this column includes (i) a signing bonus of  $100,000 paid to Dr. Dambkowski in connection with his appointment as our chief medical officer, as described below under the subsection titled “—Narrative Disclosure to the Summary Compensation Table—Employment Agreements—Carl Dambkowski, M.D.” and (ii) for each of Drs. Dambkowski and Henderson, discretionary annual bonuses with respect to the 2022 Fiscal Year. See the subsection titled “—Narrative Disclosure to the Summary Compensation Table—Annual Cash Bonuses” below for additional information regarding these awards.

(3)
We have not previously granted stock options; however, we have granted to each of the NEOs incentive units under our LLC Agreement the economics of which are similar to stock options. The amounts disclosed represent the aggregate grant date fair value of incentive units granted under our LLC Agreement during the indicated fiscal year computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the incentive units during fiscal year 2022 are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the NEOs.

(4)
Amounts reported in the “All Other Compensation” column include for Dr. Henderson, board fees paid for his service as a member of our Board prior to his appointment as our Chief Executive Officer.

(5)
Dr. Dambkowski was appointed as our Chief Medical Officer in September, 2022. Prior to this appointment, Dr. Dambkowski provided consulting services to the Company. As such, the amounts reported for Dr. Dambkowski are pro-rated to reflect his commencement date. In addition, Dr. Dambkowski’s salary also includes consulting fees paid for his service as a consultant to the Company prior to his appointment as our Chief Medical Officer.

Narrative Disclosure to Summary Compensation Table
Employment Agreements
Michael Henderson, M.D.
We entered into an agreement with Dr. Henderson on September 1, 2022, under which Dr. Henderson was appointed as the Company’s Chief Executive Officer, effective September 16, 2022. Under his employment agreement, Dr. Henderson was eligible to receive $150,000 in cash compensation for his services as a member of the Company’s Board, but is no longer eligible for such cash compensation as the Company’s current Chief Executive Officer. For his services as the Company’s Chief Executive Officer, Dr. Henderson is eligible to receive an annual base salary of  $500,000, a target annual bonus of 50%, an initial grant of 381,944 non-voting incentive units and participation in our employee benefit plans as in effect from time to time. In addition, the employment agreement provides that Dr. Henderson was entitled to additional replenishment grants of non-voting incentive units to maintain his ownership percentage at 5.5% on a fully diluted basis until we raised an aggregate of  $100,000,000 in financing. On October 17, 2022, Dr. Henderson received a grant of 1,634,524 incentive units, which became subject to service-based vesting upon the closing of the Series B Preferred Unit financing on November 15, 2022 and relinquished the right to the additional replenishment grant in his employment agreement at that time. Such incentive units vest over a four year period, with 25% vesting on May 2, 2023 and monthly vesting over the 36 months thereafter.
Dr. Henderson’s employment agreement also provides for severance benefits upon certain terminations of employment, as described below under the subsection titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control—Michael Henderson Employment Agreement.”
Carl Dambkowski, M.D.
We entered into an employment agreement with Dr. Dambkowski effective August 28, 2022, under which Dr. Dambkowski was appointed as Chief Medical Officer of the Company. Under his employment agreement, Dr. Dambkowski is eligible to receive an annual base salary of  $450,000, a target annual bonus of 40%, a grant of non-voting incentive units representing 1.25% of the Company’s fully diluted equity as of the grant date, a one-time signing bonus of  $100,000, and participation in our employee benefit plans as in effect from time to time. The one-time signing bonus is subject to full repayment in the event Dr. Dambkowski is terminated for cause (as defined in the employment agreement) or he voluntarily resigns prior to August 28, 2023.
Dr. Dambkowski’s employment agreement also provides for severance benefits upon certain terminations of employment, as described below under the subsection titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control—Carl Dambkowski Employment Agreement.”
Base Salary
We use base salaries to provide our NEOs with a fixed, base level of compensation that recognizes their experience, skills, knowledge and responsibilities. The base salaries of our NEOs per their employment agreements are described above.
Annual Cash Bonuses
During the 2022 Fiscal Year, we did not maintain a formal performance-bonus program. Each of our NEOs was instead eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements or offer letters in an amount determined by the Board. For the 2022 Fiscal Year, the target annual cash bonus for each of our NEOs was as follows:
Name	Target Annual Cash Bonus (% of Base Salary)
Michael Henderson, M.D.	50%
Carl Dambkowski, M.D.	40%
The amount of each NEO’s actual annual cash bonus was determined by the Board based on its assessment of each NEO’s individual performance as well as the Board’s assessment of overall company performance. Annual bonuses with respect to the 2022 Fiscal Year were approved by the Board in the following amounts:

Name	2022 Annual Cash Bonus
Michael Henderson, M.D.	$167,123
Carl Dambkowski, M.D.	$112,932
Incentive Unit Awards
Historically, we have granted long-term incentive compensation to our NEOs pursuant to our LLC Agreement, in the form of incentive units.
On October 3, 2022, Dr. Dambkowski received a grant of 347,222 incentive units, and Dr. Henderson received 1,527,777 incentive units. On December 21, 2022, Dr. Dambkowski received an additional 807,802 incentive units, and Dr. Henderson received an additional 1,375,292 incentive units. The foregoing incentive unit grants were provided under our LLC Agreement and vest 25% on the first anniversary of the grant date, with monthly vesting over the 36 months thereafter.
Additionally, on October 17, 2022, Dr. Henderson received 1,634,524 incentive units under our LLC Agreement the vesting of which was subject to the occurrence of a specified dilution event on or prior to December 31, 2022, which dilution event did occur within such timeframe. As a result, this incentive unit grant will vest 25% on the first anniversary of the grant date, with monthly vesting over the 36 months thereafter.
Other Compensation Elements
We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Code in which employees, including the NEOs, are allowed to contribute portions of their eligible compensation to a tax-qualified retirement account. See the subsection titled “—Additional Narrative Disclosure—Retirement Benefits” for more information.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes equity awards held by our NEOs as of the end of the 2022 Fiscal Year. Our NEOs each held incentive units pursuant to our LLC Agreement.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date
Michael Henderson, M.D.	—	1,527,777	—	N/A
	—	1,634,524	—	N/A
	—	1,375,292	$2.91	N/A
Carl Dambkowski, M.D.	—	347,222	—	N/A
	—	807,802	$2.91	N/A

(1)
The equity awards disclosed in this table are incentive units, which are intended to be treated as profits interests for U.S. federal income tax purposes, but are economically similar to stock options. For more information on the incentive units, see “Incentive Unit Awards” above. Despite the fact that the incentive units do not require the payment of an exercise price or have an option expiration date, we believe they are economically similar to stock options and, as such, they are reported in this table as “Option” awards. Awards reflected as “Unexercisable” are incentive units that have not yet vested. Awards reflected as “Exercisable” are incentive units that have vested but remain outstanding. We expect all incentive units will be converted into shares of Common Stock in connection with the consummation of this offering.

(2)
These awards are not traditional options, and therefore, there is no exercise price or expiration date associated with them. As the incentive units were intended to be treated as “profits interests” for U.S. federal income tax purposes, each was granted with the distribution threshold necessary to result in a liquidation value of  $0. The threshold amount is not required to be paid to exercise the incentive units, however, we have included the threshold amount per unit, if any, as the “Option Exercise Price” for purposes of the table above.

Additional Narrative Disclosure
Retirement Benefits
We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We maintain a 401(k) plan in which employees, including our NEOs, are allowed to contribute portions of their eligible compensation to a tax-qualified retirement account.
Potential Payments Upon Termination or Change in Control
Michael Henderson Employment Agreement
Under the Dr. Henderson’s employment agreement, upon a termination by us without cause (as defined below) that is not within the 12 months following a change in control (as defined below), Dr. Henderson is eligible to receive: (i) 1.0 times his base salary, (ii) any bonus amount earned but unpaid for the year prior to the year of termination, (iii) subsidized continued health coverage for up to 12 months, and (iv) the immediate acceleration of 30% of his incentive unit awards and any other equity-based awards subject to time-based vesting, provided however that no such acceleration of vesting shall occur if Dr. Henderson’s termination occurs prior to the one year anniversary of the effective date of his employment agreement. In addition, upon a termination by us without cause (as defined below) or by Dr. Henderson for good reason (as defined below), occurring within 12 months following a change in control (as defined below), he will be eligible to receive the benefits listed in items (i)-(iii) in the foregoing sentence and also the immediate acceleration of 100% of his incentive unit awards and any other equity-based awards subject to time-based vesting. Severance under Dr. Henderson’s employment agreement is subject to his timely execution and non-revocation of a separation and release of claims in a form and manner reasonably satisfactory to the Company.
For purposes of Dr. Henderson’s employment agreement:
▪
“Cause” means Dr. Henderson’s (i) dishonest statements or acts with respect to the Company or any affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in harm to the Company; (ii) commission of  (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects his assigned duties and responsibilities to the reasonable satisfaction of the Board, which failure continues, in the reasonable judgment of the Board, for thirty (30) days after written notice given to Dr. Henderson describing such failure; (iv) gross negligence, willful misconduct that results in or is reasonably anticipated to result in harm to the Company; or (v) violation of any material provision of any agreement(s) between Dr. Henderson and the Company or any Company policies including, without limitation, agreements relating to noncompetition, non-solicitation, nondisclosure and/or assignment of inventions or policies related to ethics or workplace conduct.

▪
“Change in Control” means (i) the sale of the Company in which the stockholders of the Company in their capacity as such no longer own a majority of the outstanding equity securities of the Company (or its successor); (ii) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (iii) any other acquisition of the business of the Company, as determined by the Board in its sole discretion. For the avoidance of doubt, in no event shall a bona fide equity or debt financing of the Company, including a financing in which greater than 50% of the Company’s outstanding equity securities are acquired by a third-party, or reorganization required to effect an initial public offering, be deemed a Change in Control.

▪
“Good Reason” means the occurrence of any of the following with Dr. Henderson’s compliance with the good reason process: (i) a material diminution in base salary or target bonus except for across-the-board salary and target bonus reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; or (ii) a material change in the geographic location at which Dr. Henderson provides services to the Company; or (iii) a material reduction in duties, authority or responsibilities, but excluding any change in title that does not represent a material reduction in duties, authority or responsibilities; or (iv) the failure of the Company to obtain the assumption of Dr. Henderson’s employment agreement by a successor; or (v) the material breach of Dr. Henderson’s employment agreement by the Company.

Carl Dambkowski Employment Agreement
Under the Dr. Dambkowski’s employment agreement, upon a termination by us without cause (as defined below) that is not within the 12 months following a change in control (as defined below), the Dr. Dambkowski is eligible to receive: (i) 0.5 times his base salary, (ii) any bonus amount earned but unpaid for the year prior to the year of termination, and (iii) subsidized continued health coverage for up to 6 months. In addition, upon a termination by us without cause (as defined below) or if Dr. Dambkowski resigns due to a material reduction in his duties, authority or responsibilities in connection with a change in control (as defined below), but excluding any change in title that does not represent a material reduction in his duties, authority or responsibilities, in each case, occurring within 12 months following the change in control, he will be eligible to receive the benefits listed in items (i)-(iii) in the foregoing sentence and also the immediate acceleration of 100% of his incentive unit awards and any other equity-based awards subject to time-based vesting. Severance under Dr. Dambkowski’s employment agreement is subject to his timely execution and non-revocation of separation and release of claims in a form and manner reasonably satisfactory to the company.
For purposes of Dr. Dambkowski’s employment agreement:
▪
“Cause” means Dr. Dambkowski’s (i) dishonest statements or acts with respect to the Company or any affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in harm to the Company; (ii) commission of  (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects his assigned duties and responsibilities to the reasonable satisfaction of the Board, which failure continues, in the reasonable judgment of the Board, for thirty (30) days after written notice given to Dr. Dambkowski describing such failure; (iv) gross negligence, willful misconduct that results in or is reasonably anticipated to result in harm to the Company; or (v) violation of any material provision of any agreement(s) between Dr. Dambkowski and the Company or any Company policies including, without limitation, agreements relating to noncompetition, non-solicitation, nondisclosure and/or assignment of inventions or policies related to ethics or workplace conduct.

▪
“Change in Control” means (i) the sale of the Company in which the equity holders of the Company in their capacity as such no longer own a majority of the outstanding equity securities of the Company (or its successor); or (ii) any other acquisition of the business of the Company, as determined by the Board in its sole discretion. For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, in no event shall (i) a bona fide equity or debt financing of the Company, including a financing in which greater than 50% of the Company’s outstanding equity securities are acquired by a third-party, (ii) any reorganization required to effect an initial public offering, (iii) a de-SPAC transaction, or (iv) a reverse merger transaction, be deemed a “Change in Control.”

DIRECTOR COMPENSATION
During the 2022 Fiscal Year, the only compensation paid to our independent, non-employee directors for their service as members of our Board was the $56,750 in fees paid to Dr. Henderson for being a member of the Board before joining us as Chief Executive Officer on September 16, 2022, as described in the section titled “Executive Compensation—2022 Summary Compensation Table.”

PRINCIPAL STOCKHOLDERS
The following table presents information regarding beneficial ownership of our equity interests as of                 , 2023 by:
▪
each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our common stock and non-voting common stock;

▪
each of our directors;

▪
our NEOs; and

▪
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities as of                 , 2023. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after                 , 2023 through the exercise of any stock option, warrants or other rights. Unless otherwise indicated below, to our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned, subject to community property laws where applicable.
The number of shares beneficially owned in the following table assumes completion of the Conversion. The column titled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of            shares of our common stock and                 shares of our non-voting common stock outstanding as of          , 2023, after giving effect to the Conversion. The column titled “Percentage of Shares Beneficially Owned—After Offering” is based on                 shares of our common stock and          shares of our non-voting common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering. If any shares are purchased by our existing principal stockholders, directors, officers or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.
Unless otherwise indicated, the address of each individual listed in this table is 221 Crescent St., Building 17, Suite 102b, Waltham, MA 02453.
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before Offering	After Offering
5% and Greater Stockholders

Named Executive Officers and Directors
Michael Henderson, M.D.
Carl Dambkowski, M.D.
Peter Harwin
Andrew Gottesdiener, M.D.
Tomas Kiselak
Nimish Shah
All executive officers and directors as a group (7 persons)

*
Represents beneficial ownership of less than one percent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The following is a summary of each transaction or series of similar transactions since February 4, 2022 (inception) or any currently proposed transaction, to which we were or are a party in which:
▪
the amounts involved exceeded or will exceed the lesser of  $120,000 and 1% of our total assets; and

▪
any of our directors or executive officers, any holder of 5% of any class of our capital stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Related Party Transactions
Preferred Unit Financings
Series A Preferred Unit Financing
In February 2022, August 2022 and October 2022, we completed a preferred unit financing and issued and sold an aggregate of 20,000,000 Series A preferred units at a purchase price of  $1.00 per unit. We issued and sold the Series A preferred units pursuant to a unit purchase agreement entered into with certain investors, for an aggregate purchase price of approximately $20.0 million. The following table summarizes purchases of our Series A preferred units by related persons:
Participant	Series A Preferred Units	Cash Purchase Price
Entities affiliated with Fairmount	10,000,000	$10,000,000
Entities affiliated with Venrock	10,000,000	$10,000,000
Series B Preferred Unit Financing
In November 2022, we completed a preferred unit financing and issued and sold an aggregate of 45,089,212 Series B preferred units at a purchase price of  $3.30456 per unit. We issued and sold the Series B preferred units pursuant to a unit purchase agreement entered into with certain investors, for an aggregate purchase price of approximately $149.0 million. The following table summarizes purchases of our Series B preferred units by related persons:
Participant	Series B Preferred Units	Cash Purchase Price
Entities affiliated with Fairmount	7,565,304	$25,000,000.99
Entities affiliated with Venrock	7,565,304	$25,000,000.99
Our Relationship with Paragon
We are party to a number of agreements with Paragon. Paragon beneficially owns more than 5% of our capital stock through its holdings of incentive units and common units. Fairmount Funds Management LLC beneficially owns more than 5% of our capital stock, has two seats on our Board and beneficially owns more than 5% of Paragon, which is a joint venture between Fairmount Funds Management LLC and Fair Journey Biologics. Fairmount Funds Management LLC has appointed the sole director on Paragon’s board of directors and has the contractual right to approve the appointment of any executive officers.
In February 2022, we entered into the Option Agreement with Paragon. In consideration for the exclusive options granted under the Option Agreement, we paid an upfront cash amount of  $1.3 million and issued 1,250,000 common units to Paragon. Paragon was also entitled to up to an additional 3,750,000 of common units in exchange for the rights granted under the Option Agreement, of which 1,250,000 were issued in connection with the additional closing of the Series A Preferred Unit financing in August 2022 and 2,500,000 were issued in connection with the additional closings of the Series A Preferred Unit financing in

October 2022. On a Research Program-by-Research Program basis following the finalization of the Research Plan for each respective Research Program, we are required to pay Paragon a nonrefundable fee in cash of $0.5 million. We are also obligated to compensate Paragon on a quarterly basis for its services performed under each Research Program based on the actual costs incurred. For the period from February 4, 2022 (inception) to December 31, 2022, we paid Paragon $22.3 million in connection with the services provided by Paragon under the Option Agreement and the IL-13 License Agreement, including the nonrefundable fee following the finalization of the IL-13 Research Plan. In addition, in December 2022, we granted Paragon 1,625,086 incentive units as consideration under the Option Agreement.
In November 2022, we exercised our option available under the Option Agreement with respect to the IL-13 Research Program and entered into the IL-13 License Agreement. In April 2023, we exercised our option available under the Option Agreement with respect to the IL-4Rα Research Program and the OX40L Research Program and entered into the IL-4Rα License Agreement and OX40L License Agreement.
In connection with each such exercise, we paid Paragon a nonrefundable fee in cash of  $0.5 million per Research Program. We are also obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first product under each of the IL-13 License Agreement, IL-4Rα License Agreement and OX40L License Agreement that achieves such specified milestones. Upon execution of the IL-13 License Agreement, we paid Paragon a $1.0 million fee for nomination of a development candidate, and we are obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial. We have not made any payments under either the IL-4Rα License Agreement or the OX40L License Agreement. The Option Agreement, the IL-13 License Agreement, the IL-4Rα License Agreement and the OX40L License Agreement were negotiated on an arm’s-length basis and are market rate transactions on terms that we believe are no less favorable than would have been reached with an unrelated third party. For additional detail regarding our arrangements with Paragon, see the section titled “Business—Our Collaboration, License and Services Agreements.”
Employment Agreements
We have entered into employment agreements with our NEOs. For more information regarding the agreements with our NEOs, see the section titled “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Agreements.”
Director Compensation
See the section titled “Director Compensation” for information regarding compensation of our directors.
Indemnification Agreements
In connection with this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a director or officer, as applicable, to the maximum extent allowed under Delaware law.
Incentive Units Grants to Executive Officers
We have granted incentive units to our executive officers as more fully described in the section titled “Executive Compensation.”
Corporate Conversion
Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert from a Delaware limited liability company to a Delaware corporation, which we refer to as the Conversion. See the section titled “Conversion” for a further discussion of the Conversion.
LLC Agreement
Our LLC Agreement governed our operations prior to the consummation of the Conversion. The LLC Agreement set forth the authorized classes of Apogee Therapeutics, LLC’s equity securities, the allocation of net income and net loss among the classes and the preferences of the equity securities. The LLC Agreement also set forth the rights of and restrictions on members, including rights with respect to the election of managers, management and certain transfer restrictions on the holders of units. The LLC Agreement also provided for transfer restrictions in respect of securities held by certain holders of our securities, as well as rights of first refusal and co-sale rights in respect of sales of securities by certain holders of our securities. The transfer restrictions, rights of first refusal and co-sale rights under the LLC Agreement do not apply to this offering. The LLC agreement included indemnification and exculpation provisions applicable to the managers, officers, preferred members, certain common members and employees or agents of any subsidiary of Apogee Therapeutics, LLC. Concurrent with the consummation of the Conversion, the LLC Agreement will terminate.
Registration Rights Agreement
We plan to enter into a registration rights agreement on or prior to the closing of this offering with certain holders of our then outstanding Series A preferred units and Series B preferred units, including entities with which certain of our directors are affiliated. These stockholders will be entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Related Party Transaction Policy
Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. To date, all transactions with related parties have been approved by the directors not interested in the transaction pursuant to Section 144(a)(1) of the DGCL. We will adopt a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon effective immediately prior to the listing of our common stock on The Nasdaq Global Market. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $100,000. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Audit Committee but may be specifically reviewed if appropriate in light of the facts and circumstances.
Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to our Audit Committee for review, consideration and approval or ratification. The presentation must include a description of, among other matters, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our Audit Committee will take into account the relevant available facts and circumstances including, but not limited to:
▪
the risks, costs and benefits to us;

▪
the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

▪
the availability of other sources for comparable services or products; and

▪
the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related party transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee determines in the good faith exercise of its discretion.
The transactions described above were consummated prior to our adoption of the formal, written policy described above, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the material terms of our capital stock, as well as other material terms of our certificate of incorporation and bylaws, as each will be in effect upon the closing of this offering and give effect to the Conversion, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part.
Upon the filing of our certificate of incorporation, our authorized capital stock will consist of           shares of common stock, $0.00001 par value per share,           shares of non-voting common stock, $0.00001 par value per share, and           shares of  “blank check” preferred stock, $0.00001 par value per share.
Common Stock and Non-Voting Common Stock
Our certificate of incorporation will authorize the issuance of up to           shares of our common stock and           of our non-voting common stock. All outstanding shares of our common stock and non-voting common stock are validly issued, fully paid and nonassessable, and the shares of our common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.
The holders of our common stock and our non-voting common stock have identical rights, provided that, (i) except as otherwise expressly provided in our certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors, and (ii) holders of our common stock have no conversion rights, while holders of our non-voting common stock shall have the right to convert each share of our non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of     % of our common stock immediately prior to and following such conversion, unless otherwise as expressly provided for in our certificate of incorporation. However, the Beneficial Ownership Limitation may be increased or decreased to any other percentage (not to exceed    %) designated by such holder of non-voting common stock upon 61 days’ notice to us.
Voting Rights. Our common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders, except on matters relating solely to terms of preferred stock, and our non-voting common stock is not entitled to any votes per share. However, as long as any shares of non-voting common stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of non-voting common stock, (i) alter or change adversely the powers, preferences or rights given to the non-voting common stock, alter, amend or repeal any provision of, or add any provision to, the certificate of incorporation or bylaws of Apogee Therapeutics, Inc., or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the non-voting common stock, regardless of whether any of the foregoing actions shall be by means of amendment to our certificate of incorporation or by merger, consolidation or otherwise, (ii) issue further shares of non-voting common stock or increase or decrease the number of authorized shares of non-voting common stock, (iii) prior to the Stockholder Approval (as defined in our certificate of incorporation) or at any time while at least    % of the originally issued non-voting common stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in our certificate of incorporation) or (B) any merger or consolidation of Apogee Therapeutics, Inc. with or into another entity or any stock sale to, or other business combination in which the stockholders of Apogee Therapeutics, Inc. immediately before such transaction do not hold at least a majority of the capital stock of Apogee Therapeutics, Inc. immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing.
Except as otherwise expressly provided in our certificate of incorporation or required by applicable law, all shares of common stock and non-voting common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below. Our certificate of incorporation will not provide for cumulative voting in the election of directors.

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock and non-voting common stock are entitled to receive ratably any dividends declared by our Board out of funds legally available therefor if our Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine to issue dividends and then only at the times and in the amounts that our Board may determine. See the section titled “Dividend Policy” for further information.
Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock and non-voting common stock will be entitled to share equally, identically, and ratably in all assets remaining after payment of or provision for any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Other Rights. The holders of our common stock and non-voting common stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to our common stock and non-voting common stock.
Preferred Stock
As of                 , 2023, there were no shares of our preferred stock outstanding.
Under the terms of our certificate of incorporation, our Board will have the authority, without further action by our stockholders, to issue up to           shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock and non-voting common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and non-voting common stock and the voting and other rights of the holders of our common stock and non-voting common stock. We have no current plans to issue any shares of preferred stock.
Registration Rights
We have entered into a registration rights agreement with the holders of           shares of our common stock (including shares of common stock issuable upon conversion of our non-voting common stock) in connection with the Conversion. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable holders to sell these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all expenses related to any demand, piggyback or Form S-3 registration described below, with the exception of underwriting discounts, selling commissions, and stock transfer taxes.
The registration rights described below will expire upon the earliest to occur of: (i) three years after the completion of this offering; (ii) the closing of a merger or consolidation in which (A) we are constituent party or (B) a subsidiary of ours is a constituent party and we issue shares of our capital stock pursuant to such merger or consolidation; or (iii), with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 or another similar exemption under the Securities Act, during any three-month period without registration.
Form S-1 Demand Registration Rights
The holders of registrable securities who are party to the registration rights agreement (the “Registration Rights Holders”) are entitled to certain demand registration rights. At any time after the earlier of  (i) five years after the date of the registration rights agreement or (ii) 180 days following the effective date of the registration statement of which this prospectus forms a part, Registration Rights Holders who hold a majority of the registrable securities then outstanding may request that we file a Form S-1 registration statement for which the anticipated aggregate offering price would exceed $20,000,000.
Form S-3 Demand Registration Rights
At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions, Registration Rights Holders who hold at least 30% of the registrable securities then outstanding may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of the underwriters’ discounts and commissions, is at least $5,000,000. We will prepare and file the Form S-3 registration statement as requested, unless, in the good faith judgment of our Board, such registration would be materially detrimental to the Company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 90 days after receipt of the request. In addition, we are not obligated to prepare or file any of these registration statements (i) during the period that is 30 or 60 days, as the case may be, before our good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration or (ii) if two of these registrations have been completed within any 12-month period.
Piggyback Registration Rights
Subject to certain specified exceptions, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the Registration Rights Holders are entitled to notice and certain “piggyback” registration rights allowing them to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, in their sole discretion, to limit the number of shares included in any such offering under certain circumstances, but not below 30% of the total amount of securities included in such offering, unless such offering is the initial public offering.
Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law
Our certificate of incorporation and our bylaws, each to be in effect upon the closing of this offering, will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts.
▪
Issuance of undesignated preferred stock: Under our certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue up to           shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

▪
Classified board: Our certificate of incorporation will establish a classified Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders to succeed the directors of the same class whose terms are then expiring, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of our Board.

▪
Election and removal of directors and board vacancies: Our bylaws will provide that directors will be elected by a plurality vote. Our certificate of incorporation and bylaws will also provide that our Board has the right to increase or decrease the size of the Board and to fill vacancies on the Board. Directors may be removed only for cause by the affirmative vote of at least    % of the voting power of the stock outstanding and entitled to vote thereon (which, for the avoidance of doubt, does not include non-voting common stock). Only our Board will be authorized to fill vacant directorships. In addition the number of directors constituting our Board may be set only by resolution adopted by a majority vote of the directors then in office. These provisions prevent stockholders from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees.

▪
Requirements for advance notification of stockholder nominations and proposals: Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.
▪
No written consent of stockholders: Our certificate of incorporation will provide that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

▪
No stockholder ability to call special meetings: Our certificate of incorporation and bylaws will provide that only our Board may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

▪
Amendments to certificate of incorporation and bylaws: Any amendment to our certificate of incorporation will be required to be approved by a majority of our Board as well as, if required by law or the our certificate of incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to Board classification, stockholder action, certificate amendments and liability of directors and officers must be approved by not less than    % of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our bylaws will be required to be approved by either a majority of our Board or not less than    % of the outstanding shares entitled to vote on the amendment, voting together as a single class (which, for the avoidance of doubt, does not include non-voting common stock).

These provisions are designed to enhance the likelihood of continued stability in the composition of our Board and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.
Delaware General Corporation Law Section 203
As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.
Exclusive Forum Selection Clause
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the DGCL; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers. It is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. In addition, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Transfer Agent and Registrar
       will serve as the transfer agent and registrar for our common stock. The address of the transfer agent and registrar is       .
Listing
We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “APGE.” Our non-voting common stock will not be listed on any securities exchange.

SHARES ELIGIBLE FOR FUTURE SALE
Before the closing of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or upon the conversion of our non-voting common stock, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.
Based on our shares of common stock outstanding as of            , 2023, upon the completion of this offering, we will have an aggregate of                 shares of common stock and non-voting common stock outstanding (or                 shares if the underwriters exercise in full their option to purchase additional shares). Of these shares, all of the common stock sold in this offering, as well as any shares sold upon the exercise of the underwriters’ option to purchase additional shares of common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining shares of common stock and non-voting common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, each of which is summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.
Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
▪
1% of the number of shares of common stock and non-voting common stock then outstanding, which will equal approximately           shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

▪
the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.
Form S-8 Registration Statements
In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options, outstanding shares of restricted stock and the shares of our common stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.
Lock-Up and Market Standoff Agreements
We, all of our directors and executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering (including shares of our non-voting common stock), have agreed with the underwriters that, until 180 days after the date of the underwriting agreement related to this offering, we and they will not, without the prior written consent of Jefferies LLC and Cowen and Company, LLC, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or exercisable or that represent the right to receive shares of our common stock, or engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the securities, whether any such transaction or arrangement would be settled by delivery of our common stock or other securities, in cash or otherwise. These agreements are described in the section titled “Underwriting.” Jefferies LLC and Cowen and Company, LLC, in their sole discretion, and at any time or from time to time before the termination of the 180-day period release any of the securities subject to these lock-up agreements.
Registration Rights
Upon the closing of this offering, pursuant to our registration rights agreement, the Registration Rights Holders, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares (including shares of common stock issuable upon conversion of our non-voting common stock) under the Securities Act, subject to the terms of the lock-up agreements described under the subsection titled “—Lock-Up and Market Standoff Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including without limitation the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
▪
U.S. expatriates and former citizens or long-term residents of the United States;

▪
persons subject to the alternative minimum tax;

▪
persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

▪
banks, insurance companies and other financial institutions;

▪
real estate investment trusts or regulated investment companies;

▪
brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

▪
“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

▪
partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

▪
tax-exempt organizations or governmental organizations;

▪
persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

▪
persons deemed to sell our common stock under the constructive sale provisions of the Code;

▪
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

▪
holders of Apogee Therapeutics, LLC membership units that are converted into Apogee Therapeutics, Inc. common stock as a result of the Conversion;

▪
tax-qualified retirement plans;

▪
persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

▪
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” (as defined below) nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
▪
an individual who is a citizen or resident of the United States;

▪
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

▪
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

▪
a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions
As described in the section titled “Dividend Policy,” we have no present intention to pay cash dividends on our common stock. However, if we do make distributions of cash or other property on our common stock (other than certain distributions of our stock), those distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceed our current and accumulated earnings and profits, such excess will generally constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the subsection titled “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a successor form)). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty)

on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
The foregoing discussion is subject to the discussion in the subsections below titled “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts.”
Sale or Other Taxable Disposition
Subject to the discussion in the subsections below titled “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
▪
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

▪
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

▪
our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a USRPHC upon or after the Conversion. Even if we are or were to become a USRPHC, however, our common stock will not be treated as a U.S. real property interest if our common stock is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations) and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be or have been a USRPHC during the relevant period and the exception described in the foregoing sentence does not apply, the Non-U.S. Holder generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply and, in addition, a purchaser of our common stock may be required to withhold tax with respect to that obligation. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply (at a current rate of 24%) to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, subject to the discussion of the proposed U.S. Treasury regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the section titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Withholding with respect to gross proceeds from the disposition of property such as our common stock was previously scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. There can be no assurance that final Treasury regulations would provide an exemption from withholding taxes under FATCA for gross proceeds.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated           , 2023, between us and Jefferies LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:
Underwriter	Number of Shares
Jefferies LLC
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Guggenheim Securities, LLC
Wedbush Securities Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of  $      per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $      . We have also agreed to reimburse the underwriters for up to $      for their Financial Industry Regulatory Authority, Inc. (FINRA) counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Determination of Offering Price
Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
Listing
We intend to apply to list our common stock on The Nasdaq Global Market under the trading symbol “APGE.” Our non-voting common stock will not be listed on any securities exchange.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
No Sales of Similar Securities
We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:
▪
sell, offer to sell or contract to sell any of our securities;

▪
effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any of our securities;

▪
pledge, hypothecate or grant any security interest in any of our securities;

▪
in any other way transfer or dispose of our securities;

▪
enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any of our securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise;

▪
announce the offering of any of our securities;

▪
submit or file, or make any demand for or exercise any right with respect to, any registration statement under the Securities Act in respect of any of our securities;

▪
effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting our outstanding common stock; or

▪
publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Cowen and Company, LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.
Jefferies LLC and Cowen and Company, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their respective affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. For example, we have entered into an Advisory Services Agreement with Wedbush Securities Inc., pursuant to which we will pay a fee not to exceed 0.35% of the gross proceeds from this offering for advisory services rendered.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:
(i)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(iii)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(i)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
(A) Resale Restrictions
The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia, Manitoba, New Brunswick and Nova Scotia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.
(B) Representations of Canadian Purchasers
By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
▪
the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

▪
the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

▪
where required by law, the purchaser is purchasing as principal and not as agent, and

▪
the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest
Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.
(D) Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E) Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F) Taxation and Eligibility for Investment
Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (the Corporations Act) has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:
▪
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

▪
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

▪
a person associated with the Company under Section 708(12) of the Corporations Act; or

▪
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong
No shares of common stock have been offered or sold, and no shares of common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the shares of common stock, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law) and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the Addendum) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL) and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
▪
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

▪
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
▪
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

▪
where no consideration is or will be given for the transfer;

▪
where the transfer is by operation of law;

▪
as specified in Section 276(7) of the SFA; or

▪
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA) and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

LEGAL MATTERS
The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. Cooley LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2022, and for the period from February 4, 2022 (inception) to December 31, 2022, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.
Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

APOGEE THERAPEUTICS, LLC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Members and the Board of Managers of Apogee Therapeutics, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Apogee Therapeutics, LLC (the Company) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, preferred units and members’ deficit and cash flows for the period from February 4, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2023.
Boston, Massachusetts
April 28, 2023

Apogee Therapeutics, LLC
Consolidated Balance Sheet
(In thousands, except unit data)
December 31, 2022
Assets
Current assets:
Cash	$151,890
Prepaid expenses and other current assets	165
Total current assets	152,055
Total assets	$152,055
Liabilities, preferred units and members’ deficit
Current liabilities:
Accounts payable	$418
Accrued expenses	9,562
Total current liabilities	9,980
Total liabilities	9,980
Commitments and contingencies (Note 7)
Series A Preferred Units; 20,000,000 units authorized, issued and outstanding as of December 31, 2022; liquidation of $20,000 value as of December 31, 2022	28,971
Series B Preferred Units; 45,089,212 units authorized, issued and outstanding as of December 31, 2022; liquidation value of $149,000 value as of December 31, 2022	148,496
Members’ deficit:
Common Units; 5,000,000 units authorized, issued and outstanding as of December 31, 2022	2,251
Incentive Units; 12,412,473 units authorized, 9,648,374 units issued and 1,625,086 units outstanding as of December 31, 2022	2,142
Accumulated deficit	(39,785)
Total members’ deficit	(35,392)
Total liabilities, preferred units and members’ deficit	$152,055

The accompanying notes are an integral part of these consolidated financial statements.

Apogee Therapeutics, LLC
Consolidated Statement of Operations and Comprehensive Loss
(In thousands, except unit and per unit data)
Period from February 4, 2022 (inception) to December 31, 2022
Operating expenses:
Research and development(1)	$27,786
General and administrative(2)	2,941
Total operating expenses	30,727
Loss from operations	(30,727)
Other income (expense), net:
Interest income	92
Other financing expense	(9,150)
Total other income (expense), net	(9,058)
Net loss and comprehensive loss	$(39,785)
Net loss per unit, basic and diluted	$(16.16)
Weighted-average common units outstanding, basic and diluted	2,462,236

(1)
Includes related-party amounts of  $23,326 for the period from February 4, 2022 (inception) to December 31, 2022 (see Note 6).

(2)
Includes related-party amounts of  $317 for the period from February 4, 2022 (inception) to December 31, 2022 (see Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

Apogee Therapeutics, LLC
Consolidated Statement of Preferred Units and Members’ Deficit
(In thousands, except unit data)
	Series A Preferred Units		Series B Preferred Units		Common Units		Incentive Units		Accum- ulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at February 4, 2022 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—
Issuance of Common Units in payment of option fee	—	—	—	—	5,000,000	2,251	—	—	—	2,251
Issuance of Series A Preferred Units−initial closing, net of a net tranche option liability of $1,050 and issuance costs of $179	5,000,000	3,771	—	—	—	—	—	—	—	—
Issuance of Series A Preferred Units−subsequent closings, inclusive of tranche option settlement	15,000,000	25,200	—	—	—	—	—	—	—	—
Issuance of Series B Preferred Units, net of issuance costs of $504	—	—	45,089,212	148,496	—	—	—	—	—	—
Equity-based compensation expense	—	—	—	—	—	—	1,625,086	2,142	—	2,142
Net loss	—	—	—	—	—	—	—	—	(39,785)	(39,785)
Balance at December 31, 2022	20,000,000	$28,971	45,089,212	$148,496	5,000,000	$2,251	1,625,086	$2,142	$(39,785)	$(35,392)

The accompanying notes are an integral part of these consolidated financial statements.

Apogee Therapeutics, LLC
Consolidated Statement of Cash Flows
(In thousands)
Period from February 4, 2022 (inception) to December 31, 2022
Cash flows from operating activities:
Net loss	$(39,785)
Adjustments to reconcile net loss to net cash from operating activities:
Loss on remeasurement of tranche option	9,150
Equity-based compensation expense	2,142
Non-cash research and development license expense	2,251
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(165)
Accounts payable	418
Accrued expenses	9,562
Net cash used in operating activities	(16,427)
Cash flows from financing activities:
Proceeds from issuance of Series A Preferred Units and the Tranche Options, net	19,821
Proceeds from issuance of Series B Preferred Units, net	148,496
Net cash provided by financing activities	168,317
Increase (decrease) in cash	151,890
Cash, beginning of period	—
Cash, end of period	$151,890
Supplemental disclosure of cash and non-cash activities:
Settlement of Series A Preferred Units tranche obligation	$10,200

The accompanying notes are an integral part of these consolidated financial statements.

Apogee Therapeutics, LLC
Notes to Consolidated Financial Statements
1.   Nature of the Business
Apogee Therapeutics, LLC, together with its consolidated subsidiary (collectively, “Apogee” or the “Company”), is a biotechnology company seeking to develop differentiated biologics for the treatment of atopic dermatitis (“AD”), chronic obstructive pulmonary disease (“COPD”) and related inflammatory and immunology (“I&I”) indications with high unmet need. The Company’s antibody programs are designed to overcome limitations of existing therapies by leveraging clinically validated mechanisms and incorporating advanced antibody engineering to optimize half-life and other properties designed. The Company was formed as a limited liability company under the laws of the State of Delaware in February 2022 and was founded by leading healthcare investors, Fairmount Funds and Venrock Healthcare Capital Partners and has since assembled a management team of drug developers with leading and significant experience in clinical development. The Company operates as a virtual company and, thus, does not maintain a corporate headquarters or other significant facilities. In addition, the Company engages third parties, including Paragon Therapeutics, Inc. (“Paragon”), who is also a related party founded by one of the Series A Preferred Unit investors, to perform ongoing research and development and other services on its behalf.
In February 2022, the Company entered into an antibody discovery and option agreement with Paragon, which was subsequently amended in November 2022 (as amended, the “Option Agreement”). Under the terms of the Option Agreement, Paragon identifies, evaluates and develops antibodies directed against certain mutually agreed therapeutic targets of interest to the Company. The Option Agreement initially included two selected targets, IL-13 and IL-4Rα, and was subsequently amended in November 2022 to include an additional selected target, OX40L. Under the Option Agreement, the Company has the exclusive option to, on a research program-by-research program basis, be granted an exclusive, worldwide license to all of Paragon’s right, title and interest in and to the intellectual property resulting from the applicable research program to develop, manufacture and commercialize the antibodies and products directed to the selected targets.
In November 2022, the Company exercised its option available under the Option Agreement with respect to the IL-13 Research Program. Upon such exercise, the parties entered into an associated license agreement (the “IL-13 License Agreement”). Under the terms of the IL-13 License Agreement, Paragon granted to the Company an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-13 target to use, make, sell, import, export and otherwise exploit the antibodies directed at the IL-13 target. The Company is solely responsible for the development, manufacture and commercialization of IL-13 products at its own cost and expense.
The Company is subject to risks and uncertainties common to early stage companies in the biotechnology industry, including, but not limited to, completing preclinical studies and clinical trials, obtaining regulatory approval for its programs, market acceptance of products, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, and the ability to raise additional capital to fund operations. The Company’s two most advanced programs currently under development, APG777 and APG808, as well as other programs, will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales. The Company has primarily funded its operations with proceeds from the sales of preferred units and has not generated any revenue since inception.
As a result, the Company will need substantial additional funding to support its continued operations and growth strategy. Until such a time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If the Company fails to raise capital or enter into such agreements as, and when, needed, the Company may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its programs.
Company Liquidity
The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the accompanying consolidated financial statements are issued. The Company had an accumulated deficit of $39.8 million as of December 31, 2022. Further, the Company incurred a net loss of  $39.8 million and experienced negative cash flows from operations of  $16.4 million for the period February 4, 2022 (inception) to December 31, 2022. Based on the Company’s current operating plan, it estimates that its existing cash of  $151.9 million as of December 31, 2022 will be sufficient to enable the Company to fund its operating expenses and capital requirements through at least the next twelve months from the issuance of these consolidated financial statements.
The Company is subject to those risks associated with any biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.
2.   Summary of Significant Accounting Policies
Basis of Presentation
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Apogee Therapeutics, LLC and its wholly-owned subsidiary, Apogee Biologics, Inc. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Significant estimates relied upon in preparing the accompanying consolidated financial statements include, among others: research and development expenses and related prepaid or accrued costs, the valuation of equity-based compensation awards and related expense, the valuation of preferred units and preferred unit tranche rights, and income taxes.
Segments
The Company has one operating segment and one reporting unit. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for the purposes of assessing performance and allocating resources. All of the Company’s assets are located in the United States.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original final maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2022, the Company’s financial assets were comprised entirely of cash.
Concentrations of Credit Risk and Significant Suppliers
Financial instruments that potentially expose the Company to credit risk primarily consist of cash. The Company maintains its cash with accredited financial institutions and, consequently, the Company does not believe it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Bank accounts in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2022, predominantly all of the Company’s primary operating accounts significantly exceeded the FDIC limits.
The Company is dependent on third-party organizations to research, develop, manufacture and process its product candidates for its development programs. In particular, the Company relies on one third-party contract manufacturer to produce and process its two most advanced programs, APG777 and APG808, for preclinical activities. The Company expects to continue to be dependent on a small number of manufacturers to supply it with its requirements for all products. The Company’s research and development programs could be adversely affected by a significant interruption in the supply of the necessary materials. A significant amount of the Company’s research and development activities are performed under its agreements with Paragon (see Note 6).
Off-Balance Sheet Risk
As of December 31, 2022, the Company had no off-balance sheet risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements.
Deferred Offering Costs
The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After the consummation of the equity financing, these costs are recorded in members’ deficit as a reduction of additional paid-in capital or the associated preferred unit account, as applicable. In the event the offering is terminated, all capitalized deferred offering costs are expensed. As of December 31, 2022, the Company had no deferred offering costs.
Fair Value of Financial Instruments
The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
No items are measured at fair value on a recurring basis as of December 31, 2022. The carrying amounts reflected in the accompanying consolidated balance sheets for prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to their short-term nature.
Preferred Units Tranche Option Freestanding Financial Instrument
The unit purchase agreement for the Company’s Series A Preferred Units (see Note 8) provided for three subsequent closings following the initial closing, which such subsequent closings were subject to approval of the Company’s Board of Managers (the “Board of Managers”), which was controlled by the holders of the Series A Preferred Units (“Tranche Options”).
The Company classified these Tranche Options as an asset or liability as each preferred unit Tranche Option is a freestanding financial instrument that may require the Company to transfer assets upon satisfaction of certain conditions. Each preferred unit Tranche Option was initially recorded at fair value upon the date of issuance of each preferred unit tranche option and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the Tranche Option were recognized as a component of other income (expense), net in the accompanying consolidated statement of operations and comprehensive loss. Changes in the fair value of the Tranche Option were recognized until each respective Tranche Option was settled. As of December 31, 2022, all Tranche Options issued in connection with the Series A Preferred Unit purchase agreement had been fully settled.
Preferred Units
The Company has classified the preferred units as temporary equity in the accompanying consolidated balance sheets because the units could become effectively settled for cash or other assets due to certain contingent event clauses that are outside of the Company’s control. The preferred units are not currently settleable, but are entitled to a distribution of available proceeds upon a change of control or a sale event which is a bona fide, negotiated transaction in which the Company has determined to affect a change of control. Because the occurrence of a change of control and a sale event is not currently probable, the carrying values of the preferred units are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the preferred units would be made only when the change of control or sale event becomes probable.
Research and Development Expense
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, overhead costs, contract services and other related costs. The value of goods and services received from contract research organizations and contract manufacturing organizations in the reporting period are estimated based on the level of services performed, and progress in the period in cases when the Company has not received an invoice from the supplier. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the specific tasks to be performed, invoicing to date under the contracts, communication from the vendors of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company.
Asset Acquisitions and Acquired In-Process Research and Development Expenses
The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs. In an asset acquisition, the cost allocated to acquire in-process research and development with no alternative future use is recognized as expense on the acquisition date.

Contingent consideration in asset acquisitions payable in the form of cash is recognized in the period the triggering event is determined to be probable of occurrence and the related amount is reasonably estimable. Such amounts are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved. In-process research and development expenses are included as a component of research and development expense.
Equity-Based Compensation
The Company issues equity-based awards to employees, managers, executives, non-employees and service providers, in the form of common units or incentive units. The Company accounts for equity-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”).
Due to the absence of an active market for the Company’s common units or incentive units, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (“AICPA Valuation Guide”), to estimate the fair value of its common units and incentive units. The estimated fair value of the common units and incentive units has been determined at each grant date based upon a variety of factors, including the illiquid nature of the common units, arm’s-length sales of the Company’s equity units (including preferred units), the effect of the rights and preferences of the preferred unit unitholders, and the prospects of a liquidity event. Among other factors are the Company’s financial position and historical financial performance, the status of technological developments within the Company’s research, the composition and ability of the current research and management team, an evaluation or benchmark of the Company’s competition, and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of the common units and incentive units at each valuation date.
The Company generally issues incentive unit grants that are subject to either service-based vesting conditions and in limited instances, service-based and performance-based vesting conditions. Compensation expense for awards issued to grantees with service-based vesting conditions are recognized on a straight-line basis based on the grant date fair value over the associated requisite service period of the award, which is generally the vesting term. Compensation expense for awards to grantees with service-based and performance-based vesting conditions are recognized based on the grant-date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable. As of each reporting date, the Company estimates the probability that specified performance criteria will be met and does not recognize compensation expense until it is probable that the performance-based vesting condition will be achieved.
The Company evaluates whether an equity award should be classified and accounted for as a liability award or equity award for all equity-based compensation awards granted. As of December 31, 2022, all of the Company’s equity-based awards were equity classified. Forfeitures are recognized as they occur. The Company classifies equity-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified, as applicable.
The Company also issued common units to Paragon in exchange for goods and services to be performed under the Option Agreement. Paragon received 1,250,000 common units upon execution of the Option Agreement in February 2022 and received an additional 3,750,000 of common units as the Company closed the Tranche Options of the Series A Preferred Unit financing, which was deemed to be a performance condition. The common units were valued as of the execution of the Option Agreement on February 24, 2022 and were expensed when it was probable that the related contingency was resolved, as there was no ongoing service-based vesting requirement (see Note 6).
Patent Expense
The Company expenses as incurred all patent-related costs incurred in connection with filing and prosecuting patent applications due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

Income Taxes
Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company makes estimates and judgments about future taxable income based on assumptions that are consistent with the Company’s plans and estimates. Should the actual amounts differ from these estimates, the amount of the Company’s valuation allowance could be materially impacted. Changes in these estimates may result in significant increases or decreases to the tax provision in a period in which such estimates are changed, which in turn would affect net income or loss.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit to the extent that the position is more likely than not to be sustained on examination by the taxing authorities based on the technical merits of the position as well as consideration of the available facts and circumstances. The Company records interest and penalties related to uncertain tax positions, if applicable, as a component of income tax expense.
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in members’ deficit that result from transactions and economic events other than those with members. There was no difference between net loss and comprehensive loss for the period presented in the accompanying consolidated financial statements.
Net Loss Per Unit
The Company follows the two-class method when computing net loss per common unit as the Company has issued units that meet the definition of participating securities, which includes the Series A Preferred Units, the Series B Preferred Units, and vested incentive units (each a participating security). The two-class method determines net loss per unit for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income for the period to be allocated between common and participating securities based upon their respective rights to share in the income as if all income or the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the participating securities do not have a contractual obligation to fund the losses of the Company.
Basic net loss per common unit is computed by dividing the net loss attributable to common unitholders by the weighted-average number of common units outstanding for the period. Diluted net loss per common unit is computed by dividing the net loss attributable to common unitholders by the weighted-average number of common units outstanding for the period, including the effect of potentially dilutive common units. For purpose of this calculation, Series A Preferred Units, Series B Preferred Units, and incentive units are considered potentially dilutive common units. The Company has generated a net loss in the period presented so the basic and diluted net loss per units attributable to common unitholders are the same, as the inclusion of the potentially dilutive securities would be anti-dilutive.
Subsequent Events
The Company considers events and transactions that occur after the balance sheet date but prior to the issuance of the accompanying consolidated financial statements for potential recognition or disclosure in the consolidated financial statements. Subsequent events have been evaluated through the date of the accompanying consolidated financial statements were issued, for potential recognition or disclosure in the accompanying consolidated financial statements.
Emerging Growth Company Status
The Company is an “emerging growth company” (“EGC”), as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), Amendments to the FASB Accounting Standards Codification (“ASC 842”), which replaced the existing guidance for leases. The FASB subsequently issued several amendments to ASU 2016-02 (collectively, the new leasing standards), which have the same effective date and transition date as ASC 842, and which: (i) clarified how to apply certain aspects of ASC 842, (ii) provided additional transition methods for adoption, (iii) provided certain practical expedients, (iv) amended certain narrow aspects of the guidance and (v) deferred the effective date for certain entities. ASC 842 requires the identification of arrangements that should be accounted for as leases by lessees. In general, for lease arrangements exceeding a twelve-month term, these arrangements must now be recognized as assets and liabilities on the balance sheet of the lessee. Under ASC 842, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amounts recorded for existing leases at the date of adoption of ASC 842 must be calculated using the applicable incremental borrowing rate at the date of adoption. The Company adopted the new leasing standards as of inception on February 4, 2022.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The update also clarifies and simplifies other aspects of the accounting for income taxes. For public entities, ASU 2019-12 is required to be adopted for annual periods beginning after December 15, 2020, including interim periods within those fiscal years. For nonpublic entities, ASU 2019-12 is effective for annual periods beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. An entity that elects to early adopt the update in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the update in the same period. The Company adopted ASU 2019-12 as of inception on February 4, 2022.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the existing disclosure requirements for fair value measurements in Topic 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive loss for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2018-13 as of inception on February 4, 2022.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. For public entities that are Securities and Exchange Commission filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2016-13 as of inception on February 4, 2022.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.
3.   Fair Value Measurements
The Company had no assets or liabilities measured at fair value on a recurring basis as of December 31, 2022.
The Company estimated the fair value of the Tranche Options at the time of issuance and subsequently remeasured them at each reporting period and prior to settlement, which occurred prior to December 31, 2022. The fair value of the Tranche Options was determined using a contingent forward model, which considered as inputs the estimated fair value of the preferred units as of each valuation date, the risk-free interest rate, probability of achievement, salvage value and estimated time to each tranche closing. The most significant assumptions in the contingent forward model impacting the fair value of the Tranche Options is the fair value of the Company’s Series A Preferred Unit, probability of achievement and time to the tranche closing as of each measurement date. The Company determines the fair value per share of the underlying preferred unit by taking into consideration the most recent sales of its preferred units, results obtained from third-party valuations and additional factors the Company deems relevant.
In August 2022, the second Tranche Option of the Series A Preferred Units closed and in October 2022, the third and fourth Tranche Options of the Series A Preferred Units closed. Upon satisfaction of certain conditions and the closing date of the tranches, the associated Tranche Option fair value, immediately prior to settlement, was reclassified to temporary equity as a premium or discount on the Series A Preferred Units. Changes in the fair value of the Tranche Option are recognized as a component of other income (expense), net in the accompanying consolidated statement of operations and comprehensive loss.
The following table provides a reconciliation of all assets and liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):
	Preferred Unit Tranche Option Asset	Preferred Unit Tranche Option (Liability)	Preferred Unit Tranche Option, Net
Balance as of February 4, 2022 (inception)	$—	$—	$—
Issuance	650	(1,700)	(1,050)
Change in fair value	(50)	(9,100)	(9,150)
Transfer to temporary equity upon settlement	(600)	10,800	10,200
Balance as of December 31, 2022	$—	$—	$—

4.   Prepaids and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):
December 31, 2022
Prepaid expenses	$108
Other current assets	57
Total	$165

5.   Accrued Expenses
Accrued expenses consisted of the following (in thousands):
December 31, 2022
Accrued external research and development costs	$9,047
Accrued employee compensation and bonuses	515
Total	$9,562

6.   Other Significant Agreements
Paragon Option Agreement
In February 2022, the Company entered into an antibody discovery and option agreement with Paragon, which was subsequently amended in November 2022 (as amended, the “Option Agreement”). Under the terms of the Option Agreement, Paragon identifies, evaluates and develops antibodies directed against certain mutually agreed therapeutic targets of interest to the Company. The Option Agreement initially included two selected targets, IL-13 and IL-4Rα, and was subsequently amended in November 2022 to include an additional selected target, OX40L. Under the Option Agreement, the Company has the exclusive option to, on a research program-by-research program basis, be granted an exclusive, worldwide license to all of Paragon’s right, title and interest in and to the intellectual property resulting from the applicable research program to develop, manufacture and commercialize the antibodies and products directed to the selected targets (each, an “Option”). From time to time, the Company can choose to add additional targets to the collaboration by mutual agreement with Paragon.
Pursuant to the terms of the Option Agreement, the parties initiated certain research programs that generally focus on a particular target (each, a “Research Program”). Each Research Program is aimed at discovering, generating, identifying and/or characterizing antibodies directed to the respective target. For each Research Program, the parties established a research plan that sets forth the activities that will be conducted, and the associated research budget (each, a “Research Plan”). Upon execution of the Option Agreement, the Company and Paragon agreed on an initial Research Plan that outlined the services that will be performed commencing at inception of the arrangement related to IL-13 and IL-4Rα. The Research Plan for OX40L was agreed to prior to December 31, 2022. The Company’s exclusive option with respect to each Research Program is exercisable at its sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Plan activities (the “Option Period”). There is no payment due upon exercise of an Option.
Unless terminated earlier, the Option Agreement shall continue in force on a Research Program-by-Research Program basis until the earlier of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by the Company; and (ii) the effective date of the License Agreement for such Research Program if the Company exercises its Option with respect to such Research Program (the “Term”). Upon the expiration of the Term for all then-existing Research Programs, the Option Agreement will automatically expire in its entirety. The Company may terminate the Option Agreement or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon, provided that the Company must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated research program. Each party has the right to terminate the Option Agreement or any Research Program upon (i) 30 days’ prior written notice of the other party’s material breach that remains uncured for the 30 day period and (ii) the other party’s bankruptcy.
In consideration for the exclusive options granted under the Option Agreement, the Company paid an upfront cash amount of  $1.3 million and issued 1,250,000 common units to Paragon. Paragon was also entitled to up to an additional 3,750,000 of common units in exchange for the rights granted under the Option Agreement, which were issued in connection with the closings of the additional Tranche Options of the Series A Preferred Unit financing. As of December 31, 2022, the Company had issued a total of 5,000,000 common units to Paragon with an aggregate fair value of  $2.2 million on the grant date. On a Research Program-by-Research

Program basis following the finalization of the Research Plan for each respective Research Program, the Company is required to pay Paragon a nonrefundable fee in cash of  $0.5 million. The Company is also obligated to compensate Paragon on a quarterly basis for its services performed under each Research Program based on the actual costs incurred. The Company expenses the service fees as the associated costs are incurred when the underlying services are rendered. Such amounts are classified within research and development expenses in the accompanying consolidated statement of operations.
The Company concluded that the rights obtained under the Option Agreement represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Option Agreement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the exclusive license options, which represent a group of similar identifiable assets. Therefore, the aggregate acquisition cost of  $3.5 million, related to the upfront cash and equity payments, was recognized as acquired in-process research and development expense, which is reported as a component of research and development expense during the period from February 4, 2022 (inception) to December 31, 2022. The amounts paid as on-going development cost reimbursements associated with services being rendered under the related Research Programs is recognized as research and development expense when incurred. For the period from February 4, 2022 (inception) to December 31, 2022, the Company recognized $22.3 million of research and development expense in connection with services provided by Paragon under the Option Agreement, including nonrefundable fees following the finalization of a Research Plan.
Paragon IL-13 License Agreement
In November 2022, the Company exercised its option available under the Option Agreement with respect to the IL-13 Research Program. Upon such exercise, the parties entered into an associated license agreement (the “IL-13 License Agreement”). Under the terms of the IL-13 License Agreement, Paragon granted to the Company an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-13 target to use, make, sell, import, export and otherwise exploit the antibodies directed at the IL-13 target. Pursuant to the IL-13 License Agreement, the Company granted to Paragon a similar license (except that such license we granted to Paragon is non-exclusive) to the IL-13 license with respect to multispecific antibodies that are directed at the IL-13 target and one or more other antibodies. The Company was also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. The Company is solely responsible for the continued development, manufacture and commercialization of products at its own cost and expense.
The Company is obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first product under the IL-13 License Agreement that achieves such specified milestones. Upon execution of the IL-13 License Agreement, the Company paid Paragon a $1.0 million fee for nomination of a development candidate, and the Company is obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial.
The Company is also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the IL-13 License Agreement, and Paragon has a similar obligation to pay royalties to the Company with respect to the IL-13 multispecific license. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country (the “Royalty Term”). Except for the first milestone payment of  $1.0 million, no other milestone or royalty payments had become due to Paragon through December 31, 2022.
Unless earlier terminated, the IL-13 License Agreement remains in effect until the expiration of the last-to-expire Royalty Term for any and all Products. The Company may terminate the agreement in its entirety or on a country-by-country or product-by-product at any time for any or no reason upon 60 days advance written notice to Paragon, and either party may terminate for (i) the other party’s material breach that remains uncured for 90 days (or 30 days with respect to any failure to make payments) following notice of such breach and (ii) the other party’s bankruptcy. Upon any termination prior to the expiration of an agreement, all licenses and rights granted pursuant to the agreement will automatically terminate and revert to the granting party and all other rights and obligations of the parties will terminate.
The Company concluded that the IL-13 License Agreement constitutes an asset acquisition of in-process research and development assets with no alternative future use. The arrangement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the license which comprises a single identifiable asset. Therefore, the aggregate acquisition cost was recognized research and development expense. For the period from February 4, 2022 (inception) to December 31, 2022, the Company recognized $1.0 million research and development expense in connection with the IL-13 License Agreement.
7.   Commitments and Contingencies
Other Contracts
Currently, all of the Company’s preclinical and clinical drug manufacturing, storage, distribution or quality testing are outsourced to third-party manufacturers. As development programs progress and new process efficiencies are built, the Company expects to continually evaluate this strategy with the objective of satisfying demand for registration trials and, if approved, the manufacture, sale and distribution of commercial products. Under such agreements, the Company is contractually obligated to make certain payments to vendors upon early termination, primarily to reimburse them for their unrecoverable outlays incurred prior to cancellation as well as any amounts owed by the Company prior to early termination. The actual amounts the Company could pay in the future to the vendors under such agreements may differ from the purchase order amounts due to cancellation provisions.
Indemnification Agreements
The Company enters into standard indemnification agreements and/or indemnification sections in other agreements in the ordinary course of business. Pursuant to the agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company was not aware of any claims under indemnification arrangements as of December 31, 2022.
Legal Proceedings
The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of FASB ASC Topic 450, Contingencies (“ASC 450”). The Company expenses as incurred the costs related to its legal proceedings.
8.   Preferred Units
As of December 31, 2022, the Company had authorized, issued and outstanding an aggregate of 65,089,212 preferred units, of which 20,000,000 units have been designated as Series A Preferred Units and 45,089,212 units have been designated as Series B Preferred Units.
Series A Preferred Units
On February 24, 2022, the Company executed the Series A Preferred Unit Purchase Agreement (the “Series A Agreement”) to issue and sell up to 20,000,000 Series A Preferred Units at a purchase price of  $1.00 per unit. In the initial closing on February 24, 2022, the Company issued 5,000,000 Series A Preferred Units at a purchase price of  $1.00, resulting in gross cash proceeds to the Company of  $5.0 million, and incurred $0.2 million of issuance costs. The Series A Agreement provided for three Tranche Option closings following the initial closing, which such Tranche Option closings were subject to approval of the Board of Managers, which was controlled by the holders of the Series A Preferred Units. The Board of Managers approved all such subsequent closings resulting in investors purchasing 5,000,000 Series A Preferred Units in the each of the three subsequent Tranche Option closings throughout 2022. As a result, the Company received an aggregate of $20.0 million in gross proceeds associated with the Series A Agreement.

The Company assessed the Tranche Options and concluded that they met the definition of a freestanding financial instrument, as the Tranche Options were legally detachable and separately exercisable from the Series A Preferred Units. Therefore, the Company allocated the proceeds between the Tranche Options and the Series A Preferred Units sold at the initial closing. As the Series A Preferred Units are contingently redeemable upon an event that is not completely within the control of the Company, the Tranche Options are classified as an asset or liability and are initially recorded at fair value. The Tranche Options are measured at fair value at each reporting period, through the settlement of the instrument. Since the Tranche Options are subject to fair value accounting, the Company allocated $1.1 million of the initial proceeds to the Tranche Options based on the fair value at the date of issuance with the remaining proceeds beings allocated to the Series A Preferred Units. Upon the Tranche Option closings in August and October 2022, the respective Tranche Option value was remeasured at fair value and then reclassified to Series A Preferred Units upon settlement.
Series B Preferred Units
On November 15, 2022, the Company executed the Series B Preferred Unit Purchase Agreement (the “Series B Agreement”) to issue and sell 45,089,212 Series B Preferred Units in a single closing at a purchase price of  $3.30456 per unit, resulting in gross cash proceeds to the Company of  $149.0 million. The Company incurred $0.5 million of issuance costs in connection with the issuance of the Series B Preferred Units.
The Company’s preferred units consisted of the following (in thousands, except unit amounts):
	Preferred Units Authorized	Preferred Units Issued and Outstanding	Carrying Value	Liquidation Preference
Series A Preferred Units	20,000,000	20,000,000	$28,971	$20,000
Series B Preferred Units	45,089,212	45,089,212	148,496	149,000
Total	65,089,212	65,089,212	$177,467	$169,000

Rights, Privileges and Preferences
The preferred units had the following rights, privileges and preferences as follows:
Voting Rights
Holders of preferred units vote together with the holders of common units as a single class. Any action to be taken by the unitholders requires the approval of unitholders holding a majority of the outstanding preferred units and common units, voting together as a single class on an as-converted basis, unless a different threshold is specifically required by the Delaware Limited Liability Act, applicable law, or the Securities Act of 1933, as amended (the “Act”), or the Second Amended and Restated Limited Liability Company Agreement of Apogee Therapeutics, LLC dated November 15, 2022 (the “LLC Agreement”).
Distribution Rights
The holders of the preferred units have preferences in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a change of control event (as defined below). The holders of the preferred units then outstanding are entitled to be paid out of the assets or funds of the Company then-available for distribution before any payment is made to the holders of common units and incentive units. The distribution preferences are set forth below:
(i)
First, the holders of the Series B Preferred Units unit holders receive proceeds equal to their initial preferences, or price per unit as adjusted for any split, combination, or other recapitalization or reclassification of the Series B Preferred Units (currently $3.30456 per unit).

(ii)
Next, the holders of the Series A Preferred Units unit holders receive proceeds equal to their initial preferences, or price per unit as adjusted for any split, combination, or other recapitalization or reclassification of the Series A Preferred Units (currently $1.00 per unit).

(iii)
Next, the holders of common units and vested incentive units receive proceeds until the holder of each common unit and vested incentive unit has received an aggregate amount equal to the Series A Preferred Units preference amount. With regard to the vested incentive units, no unitholder of vested incentive units is entitled to distributions until the distributions to common unit holders is in excess of the strike price of the incentive unit.

(iv)
Next, the holders of the Series A Preferred Units, common units and vested incentive units receive proceeds until the holders of each such Series A Preferred Unit, common unit and vested incentive unit has received an aggregate amount equal to the Series B Preferred Units preference amount.

(v)
Lastly, the holders of the preferred units, common units and vested incentive units, receive proceeds pro rata in proportion to the holder’s equity ownership percentage basis.

A change of control means (i) a merger or consolidation in which (A) the Company is a constituent party or (B) a subsidiary of the Company is a constituent party and the Company issues equity ownership interests pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the equity ownership interests of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity ownership of the surviving or resulting entity or if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity, or (ii) (A) the sale, lease, transfer, exclusive license or other disposition, of all or substantially all the assets or intellectual property of the Company and its subsidiaries (taken as a whole) or (B) the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.
Conversion
Each preferred unit will be automatically converted into common units (or other applicable common stock or common equity of the applicable successor entity), at the applicable conversion ratio then in effect, upon the earlier of: (i) the date, or the occurrence of an event, specified by the vote or written consent of the holders of a majority of the outstanding preferred units, or (ii) immediately prior to the closing of an initial public offering (“IPO”) resulting in minimum gross proceeds to the Company of at least $75.0 million.
The conversion ratio of each series of preferred unit is determined by dividing the original issuance price of each series by the adjustment price of each series. The Series A Original Issuance Price is $1.00 per unit for the Series A Preferred Unit and the Series B Original Issuance Price is $3.30456 per unit for the Series B Preferred Unit. The Series A Adjustment Price is $1.00 per unit for the Series A Preferred Unit and the Series B Adjustment Price $3.30456 per unit for the Series B Preferred Unit (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the LLC Agreement). As of December 31, 2022, each unit of preferred units was convertible into common units (or other applicable common stock or common equity of the applicable successor entity), on a one-for-one basis.
Embedded Securities Evaluation
The Company assessed the Series A Preferred Units and the Series B Preferred Units for any features that may require separate accounting under FASB ASC Topic 815- Derivatives and Hedging (“ASC 815”). The Company concluded that none of the features required separate accounting as a derivative.
9.   Common Units
As of December 31, 2022, the Company had 5,000,000 common units authorized, issued and outstanding. The holders of common units are entitled to one vote for each unit held on all matters submitted to a vote of the Company’s equity holders. The holders of incentive units are not entitled to vote on any matter.
10.   Equity-Based Compensation
Incentive Units
The Company periodically grants incentive units to employees, managers and executives, as well as to consultants and service providers of the Company. The incentive units represent a separate substantive class of members’ equity with defined rights. The incentive units represent profits interest in the increase in the value of the entity over a threshold value, or strike price, as determined at the time of grant. The strike price is established for tax compliance purposes related to Internal Revenue Code Revenue Procedure 93-27 and 2001-43 where the Company allocates equity value to separate classes of equity in a hypothetical liquidation transaction as of the date of grant. Each incentive unit issued includes a strike price determined by the Board of Managers. The strike price is based on an estimate of the amount a common unit would receive on the date of issuance of such incentive units in a hypothetical liquidation of the Company in which the Company sold its assets for their fair market value, satisfied its liabilities, and distributed the net proceeds to the holders of units in liquidation of the Company.
The Company accounts for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). In accordance with ASC 718, compensation cost is measured at estimated fair value and is included as compensation expense over the vesting period during which service is provided in exchange for the award. The service-based incentive unit grants generally vest over a four-year service period, with the first 25% vesting on the 12 month anniversary of the vesting start date and the remaining vesting in equal monthly installments over the following 36 months. The service-based and performance-based incentive unit grant, which the Company has one such award, vest in the same manner as the service-based only awards to the extent the performance condition met. The Company has one incentive unit grant which vested immediately upon issuance. The holders of vested incentive units are entitled to distributions and are not required to purchase or “exercise” their incentive units in order to receive such distributions. However, distributions to incentive unit holders began only after the cumulative amount distributed to common unit holders exceeds the strike price with respect to such incentive unit.
The Company determined that incentive units issued to employees, managers, executives, non-employees and service providers are equity-based service payments and, as such, the Company measures and recognizes the related compensation expense in a manner consistent with its accounting policy for equity-based awards.
The fair value of each incentive unit grant is estimated on the grant using either an option pricing method (“OPM”), or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common units, incentive units and preferred units as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the incentive units have value only if the funds available for distribution to unitholders exceed the value of the preferred and common unit distribution preferences and the strike price with respect to such incentive unit at the time of the liquidity event. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value is allocated in one or more of the scenarios using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of each unit based upon an analysis of future values, assuming various outcomes. The incentive unit value is based on the probability-weighted value across the scenarios, considering the OPM to estimate the value within each scenario given the rights of each class of unit. A discount for lack of marketability (“DLOM”) of the incentive unit is then applied to arrive at an indication of fair value for the incentive unit.
The number of incentive units reserved for issuance under the LLC Agreement is 12,412,473 units. As of December 31, 2022, there were 2,764,099 units available for future issuance.
The following table summarizes the Company’s incentive unit activity:
	Number of Units	Weighted- Average Strike Price	Weighted- Average Grant Date Fair Value Per Unit
Unvested incentive units as of February 4, 2022 (date of inception)	—	$—	$—
Granted	9,648,374	$1.65	$1.15
Vested	(1,625,086)	$2.91	$0.89
Canceled	—	—	—
Unvested incentive units as of December 31, 2022	8,023,288	$1.40	$1.20

The weighted-average grant-date fair value of the incentive unit awards granted during the period from February 4, 2022 (inception) to December 31, 2022, was $1.15. The total fair value of the incentive unit awards, as of their respective grant dates, during the period from February 4, 2022 (inception) to December 31, 2022, was $11.1 million. In December 2022, the Company issued a fully vested incentive unit award to Paragon for 1,625,086 incentive units with a fair value of  $1.4 million.
CEO Award
On October 3, 2022 the Company issued incentive units to its chief executive officer (“CEO”), which included two components: (i) 1,527,777 incentive units with service-based vesting over a four year period commencing on May 2, 2022 and (ii) the right to receive additional incentive units upon the occurrence of a dilution event (defined as the sale of additional units of the Company until the Company has raised an aggregate of  $100.0 million from equity financings) (“Original CEO Award”). Upon the occurrence of such a dilution event, CEO was entitled to the number of additional incentive units such that after the dilution event, CEO would own 5.50% of the Company’s fully-diluted equity. The right to additional units upon a dilution event was considered a performance condition.
Subsequently, the terms of the Original CEO Award were modified in connection with an additional grant of incentive units (“Second CEO Award”). In connection with the issuance of the Second CEO Award, the right to additional units upon a dilution event from the Original CEO Award were removed. No incentive units in the Second CEO Award vest prior to the occurrence of a dilution event. If a dilution event were to occur before December 31, 2022, the CEO would receive additional incentive units, subject to service-based vesting, such that the aggregate value of incentive units granted to CEO would have a value of  $10.5 million on a post-money fully diluted basis, as determined by the Board of Managers. Upon the closing of the Series B Preferred Unit financing on November 15, 2022, 1,634,524 incentive units became subject to the service-based vesting over a four year period.
The Second CEO Award represents a modification of the Original CEO Award. The performance condition in the Original CEO Award was removed and replaced with additional incentive units determined by a formula, based on post-money valuation at the time of the dilution event. The Company determined the performance condition was not probable of being achieved both prior to and subsequent to the modification, therefore, no compensation expense was recognized.
The Second CEO Award includes a (i) performance condition that is achieved upon the occurrence of a dilution event, (ii) a market condition as the award is impacted by the value of the ultimate financing and (iii) a service condition that the CEO provide service over a four year period with a vesting commencement date of May 2, 2022. As the value of the incentive unit grant is based on a fixed monetary amount, the incentive units were initially classified as a liability until the number of incentive units was fixed and determinable. On November 15, 2022, upon the closing of the Series B Preferred Unit financing and the achievement of the performance condition, the variability in the number of units underlying the performance condition was removed, the award was reclassified as an equity instrument and the award was solely subject to service-based vesting. The Company remeasured the award at fair value on November 15, 2022 and equity-based compensation expense is recognized using an accelerated attribution method over the requisite service period. The total value of the award as measured on November 15, 2022 was $2.8 million.
Equity-Based Compensation Expense
The following table presents the classification of equity-based compensation expense related to incentive units granted to employees, managers, executives, and service providers (in thousands):
February 4, 2022 (inception) to December 31, 2022
Research and development expense	$1,502
General and administrative expense	640
Total	$2,142

As of December 31, 2022, the total unrecognized compensation expense related to the Company’s incentive units was $9.0 million, which the Company expects to recognize over a weighted-average period of approximately 3.68 years. As of December 31, 2022, the Company recognized an additional $2.2 million of equity-based compensation expense, in connection with the additional common units issued under the Option Agreement with Paragon.
11.   Related Parties
Under the Option Agreement and IL-13 License Agreement, Paragon, a member of the Company which was founded by a Series A Unit investor, received upfront consideration in the form of common units, is entitled to receive milestone and royalty payments upon specific conditions and receives payments form the Company for providing ongoing services under the agreement (see Note 6). As of December 31, 2022, $8.0 million was due to Paragon by the Company and the Company incurred $23.3 million of research and development expenses and $0.3 million of general and administrative expenses with Paragon for the period from February 4, 2022 (inception) to December 31, 2022.
12.   401(k) Plan
The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company’s contributions are expensed in the year for which they are declared. For the period February 4, 2022 (inception) to December 31, 2022, the Company recorded immaterial expense for 401(k) match contributions.
13.   Net Loss Per Unit
Basic and diluted net loss per unit attributable to common unitholders was calculated as follows (in thousands, except unit and per unit data):
February 4, 2022 (inception) to December 31, 2022
Numerator:
Net loss	$(39,785)
Net loss attributable to common unitholders, basic and diluted	$(39,785)
Denominator:
Weighted-average common units outstanding, basic and diluted	2,462,236
Net loss per unit attributable to common unitholders, basic and diluted	$(16.16)

The following potential common units, presented based on amounts outstanding period end, were excluded from the calculation of diluted net loss per unit attributable to common unitholders for the period indicated because including them would have been anti-dilutive:
As of December 31, 2022
Series A Preferred Units	20,000,000
Series B Preferred Units	45,089,212
Vested incentive units	1,625,086
Unvested incentive units	8,023,288
Total	74,737,586

14.   Income Taxes
Apogee Therapeutics, LLC is taxed under the Partnership provisions of the Internal Revenue Code. Accordingly, all income and deductions of Apogee Therapeutics, LLC are reported on the members’ individual income tax returns, and no income taxes are recorded by Apogee Therapeutics, LLC. Apogee Biologics, Inc., the operating subsidiary of the Company, is separately taxed as a C corporation for federal tax purposes. The Company’s loss before income taxes is comprised solely of domestic losses. There is no income tax expense from February 4, 2022 (inception) to December 31, 2022. The Company generated federal taxable losses for the respective period.
The difference between the effective tax rate and the U.S. federal tax rate were as follows:
February 4, 2022 (inception) to December 31, 2022
U.S. federal statutory tax rate	(21.0)%
Partnership operating expenses not subject to income taxes	4.8
State and local income taxes, net of federal income tax benefit	(0.3)
Nondeductible items	1.1
Change in valuation allowance	16.9
Tax credits	(1.5)
Net deferred taxes	—%

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities consisted of the following (in thousands):
As of December 31, 2022
Deferred tax assets:
Capitalized license and research and development payments	$4,563
Net operating loss carryforwards	620
Research and development credits	697
Intangible assets	695
Reserves and accruals not currently deductible	108
Total deferred tax assets	6,683
Valuation allowance	(6,683)
Net deferred tax assets	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s cumulative net losses and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2022. The change in the valuation allowance for the period ending December 31, 2022 was $6.7 million. Management reevaluates the positive and negative evidence at each reporting period.
As of December 31, 2022, the Company had U.S. federal net operating loss carryforwards of approximately $3.0 million which have no expiration for federal tax purposes.

As of December 31, 2022, the Company had U.S. federal research and development credit carryforwards of approximately $0.6 million which will begin to expire in 2041. The Company also had California research and development credit carryforwards of approximately $0.1 million which will not expire.
The Company has not conducted a study of its research and development credit carryforwards. This study may result in an adjustment to research and development credit carryforwards. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the accompanying consolidated balance sheet or statement of operations if an adjustment were required.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. Net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant members over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating losses and tax credit carryforwards.
All tax returns will remain open for examination by the federal and state taxing authorities for three and four years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.
It is the Company’s policy to include penalties and interest expense related to income taxes as a component of income tax expense, as necessary. As of December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations and comprehensive loss.
The Tax Cuts and Jobs Act (“TCJA”) included a change in the treatment of research and development expenditures for tax purposes under Section 174. Effective for tax years beginning after December 31, 2021, specified R&D expenditures must undergo a 5-year amortization period for domestic spend and a 15-year amortization period for foreign spend. Prior to the effective date (2021 tax year and prior), taxpayers were able to immediately expense R&D costs under Section 174(a) or had the option to capitalize and amortize R&D expenditures over a 5-year recovery period under Section 174(b). The Company has evaluated the current legislation at this time and prepared the provision by following the treatment of research and development expenditures for tax purposes under Section 174.
15.   Subsequent Events
For its consolidated financial statements as of December 31, 2022 for the period from February 4, 2022 (inception) to December 31, 2022, the Company evaluated subsequent events through April 28, 2023, the date on which those financial statements were issued to ensure that these financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31, 2022 and events which occurred subsequently but not recognized in the financial statements. No subsequent events have occurred that require disclosure, except as disclosed within the consolidated financial statements.
Failure of Silicon Valley Bank
On March 10, 2023, the Company became aware that the FDIC issued a press release stating that Silicon Valley Bank, Santa Clara, California (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. On March 12, 2023, the Treasury Department announced that depositors of SVB would have access to all of their money starting March 13, 2023. The Company had approximately $151.9 million cash deposited with SVB as of December 31, 2022. On March 14, 2023, the Company regained access to the full amount of its cash that was deposited with SVB and moved it to another financial institution.
Paragon IL-4Rα and OX40L License Agreement
In April 2023, the Company exercised its option available under the Option Agreement with respect to the IL-4Rα Research Program and OX40L Research Program. Upon such exercise, the parties entered into associated license agreements (the “IL-4Rα License Agreement” and the “OX40L License Agreement,” respectively). Under the terms of the both the IL-4Rα License Agreement and OX40L License Agreement, Paragon granted to the Company an exclusive, worldwide, royalty-bearing, sublicensable right and license with respect to certain information, patent rights and sequence information related to antibodies directed at the IL-4Rα and OX40L targets, respectively to use, make, sell, import, export and otherwise exploit the antibodies directed at the applicable target. Pursuant to the IL-4Rα License Agreement and OX40L License Agreement, the Company granted to Paragon a similar license (except that such licenses we granted to Paragon are non-exclusive) to the IL-4Rα and OX40L licenses with respect to multispecific antibodies that are directed at the IL-4Rα and OX40L targets and one or more other antibodies. The Company was also granted a right of first negotiation with Paragon concerning the development, license and grant of rights to certain multispecific antibodies. The Company is solely responsible for the continued development, manufacture and commercialization of products at its own cost and expense.
The Company is obligated to pay Paragon up to $3.0 million upon the achievement of specific development and clinical milestones for the first Product under each license agreement that achieves such specified milestones. The first specified milestone payment of  $1.0 million under each agreement is due upon the nomination of a development candidate, which has not yet occurred. Thereafter, the Company is obligated to make a further milestone payment of  $2.0 million upon the first dosing of a human patient in a Phase 1 trial for each target.
The Company is also obligated to pay royalties to Paragon equal to a low-single digit percentage of net sales of any products under the IL-4Rα License Agreement and the OX40L License Agreement, and Paragon has a similar obligation to pay royalties to the Company with respect to the IL-4Rα and OX40L multispecific licenses. Royalties are due on a product-by-product and country-by-country basis beginning upon the first commercial sale of each product and ending on the later of  (i) 12 years after the first commercial sale of such product in such country and (ii) expiration of the last valid claim of a patent covering such product in such country (the “Royalty Term”).
Unless earlier terminated, the IL-4Rα License Agreement and OX40L License Agreement remain in effect until the expiration of the last-to-expire Royalty Term for any and all products. The Company may terminate each agreement in its entirety or on a country-by-country or product-by-product at any time for any or no reason upon 60 days advance written notice to Paragon, and either party may terminate for (i) the other party’s material breach that remains uncured for 90 days (or 30 days with respect to any failure to make payments) following notice of such breach and (ii) the other party’s bankruptcy. Upon any termination prior to the expiration of an agreement, all licenses and rights granted pursuant to the agreement will automatically terminate and revert to the granting party and all other rights and obligations of the parties will terminate.

           Shares
Apogee Therapeutics, Inc.
Common Stock

PRELIMINARY PROSPECTUS

Jefferies
TD Cowen
Stifel
Guggenheim Securities
Wedbush PACGROW
         , 2023
Through and including                 , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the Nasdaq listing fee and the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee.
Amount Paid or to be Paid
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.
Indemnification of Directors and Officers.

The Company is currently a Delaware limited liability company. As part of the “Conversion” described in the prospectus contained in this registration statement, the Company will become a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the state of Delaware or the court in which such action or suit was brought shall determine, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:
(1)
to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (i) and (ii) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)
the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)
the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the company, and whether civil, criminal, administrative, investigative or otherwise.
Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the company under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Securities Act). The company’s organizational documents provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the company will indemnify any and all of its officers and directors. Before the completion of this offering, the company intends to enter into indemnification agreements with its officers and directors. The company may, in its discretion, similarly indemnify its employees and agents. The company’s certificate of incorporation also relieves its directors from monetary damages to the company or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends or (v) for any transactions from which the director derived an improper personal benefit.
The company has purchased and expects to maintain insurance policies that, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the company.
The form of Underwriting Agreement, to be entered into in connection with this offering and to be attached as Exhibit 1.1 hereto, provides for the indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.
Recent Sales of Unregistered Securities.

Since our inception in February 2022, we have made the following sales of unregistered securities:
Issuances of Securities
Since our inception in February 2022, we have made the following issuances of securities:
1.
In February 2022, August 2022 and October 2022, we raised $20.0 million in cash through the sale of 20,000,000 Series A preferred units at $1.00 per Series A preferred unit to selected accredited and institutional investors on a pre-Conversion basis.

2.
In November 2022, we raised $149.0 million in cash through the sale of 45,089,212 Series B preferred units at $3.30456 per Series B preferred unit to selected accredited and institutional investors on a pre-Conversion basis.

3.
In February 2022, August 2022 and October 2022, we issued an aggregate of 5,000,000 common units to Paragon as consideration for the exclusive options granted under the Option Agreement.

The offers, sales and issuances of the securities listed in this Item 15 under this subheading “Issuances of Securities” were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.
Grants of Incentive Units
From February 4, 2022 through April 28, 2023, we granted to our employees, directors, consultants and other service providers an aggregate of 11,405,656 incentive units under our current LLC Agreement, with strike prices from $0.00 per unit to $3.78 per unit. The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.
Item 16.
Exhibits and Financial Statement Schedules.

(a)   Exhibits
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1*	Form of Plan of Conversion.
2.2*	Form of Certificate of Conversion of Apogee Therapeutics, LLC.
3.1	Second Amended and Restated Limited Liability Company Agreement of the Registrant, dated November 15, 2022.
3.2*	Form of Certificate of Incorporation of the Registrant, to be in effect prior to the effectiveness of this registration statement.
3.3*	Form of Bylaws of the Registrant, to be in effect prior to the effectiveness of this registration statement.
4.1*	Form of Common Stock Certificate of the Registrant.
4.2*	Registration Rights Agreement, dated , 2023, by and among the Registrant and certain of its stockholders.
5.1*	Opinion of Gibson, Dunn & Crutcher LLP.
10.1*+	Form of Indemnification Agreement for directors and executive officers.

Exhibit Number	Description of Exhibit
10.2*+	Employment Agreement, as amended, effective as of September 16, 2022, by and between the Registrant and Michael Henderson, M.D.
10.3*+	Employment Agreement, effective as of August 28, 2022, by and between the Registrant and Carl Dambkowski, M.D.
10.4*+	Employment Agreement, effective as of January 12, 2023, by and between the Registrant and Jane Pritchett Henderson.
10.5*#	Antibody Discovery and Option agreement, dated February 24, 2022, by and between Paragon Therapeutics, Inc. and the Registrant.
10.6*#	Amendment No. 1 to Antibody Discovery and Option agreement, dated November 10, 2022, by and between Paragon Therapeutics, Inc. and the Registrant.
10.7*#	IL-13 License Agreement, dated November 4, 2022, by and between Paragon Therapeutics, Inc. and the Registrant.
10.8*#	Amendment No. 1 to IL-13 License Agreement, dated November 10, 2022, by and between Paragon Therapeutics, Inc. and the Registrant.
10.9*#	IL-4Rα License Agreement, dated April 3, 2023, by and between Paragon Therapeutics, Inc. and the Registrant.
10.10*#	OX40L License Agreement, dated April 28, 2023, by and between Paragon Therapeutics, Inc. and the Registrant.
10.11*#	Biologics Master Services Agreement, dated June 20, 2022 by and between Paragon Therapeutics, Inc. and WuXi Biologics (Hong Kong) Limited.
10.12*#	Cell Line License Agreement, effective as of June 20, 2022, by and between Paragon Therapeutics, Inc. and WuXi Biologics (Hong Kong) Limited.
10.13*#	Master Services Agreement, effective as of June 9, 2022, by and between Paragon Therapeutics, Inc. and Charles River Laboratories, Inc.
21.1	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Gibson, Dunn & Crutcher LLP (see Exhibit 5.1).
24.1*	Power of Attorney (see signature page hereto).
107*	Filing Fee Table.

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

#
Portions of the exhibit have been omitted for confidentiality purposes.

(b)   No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.
Item 17.
Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this              day of       , 2023.
Apogee Therapeutics, LLC
By:

Michael Henderson, M.D.
Director and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Henderson, M.D. and Jane Pritchett Henderson, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates set forth opposite their names.
Signature	Title	Date
Michael Henderson, M.D.	Director and Chief Executive Officer (principal executive officer)	, 2023
Jane Pritchett Henderson	Chief Financial Officer (principal financial and accounting officer)	, 2023
Peter Harwin	Chair and Director	, 2023
Andrew Gottesdiener, M.D.	Director	, 2023
Tomas Kiselak	Director	, 2023
Nimish Shah	Director	, 2023